

2024 Annual Report

About Dover

Dover is a diversified global manufacturer and solutions provider with annual revenue of over $7 billion. We deliver innovative equipment and components, consumable supplies, aftermarket parts, software and digital solutions, and support services through five operating segments: Engineered Products, Clean Energy & Fueling, Imaging & Identification, Pumps & Process Solutions and Climate & Sustainability Technologies. Dover combines global scale with operational agility to lead the markets we serve. Recognized for our entrepreneurial approach for over 70 years, our team of approximately 24,000 employees takes an ownership mindset, collaborating with customers to redefine what's possible. Headquartered in Downers Grove, Illinois, Dover trades on the New York Stock Exchange under "DOV." Additional information is available at dovercorporation.com.

Financial Highlights

(dollars in thousands, except per share figures)	2024	2023	2022
Revenue	$ 7,745,909	$ 7,684,476	$ 7,844,174
Earnings before taxes	$ 1,757,016	$ 1,123,000	$ 1,190,203
Earnings from continuing operations	$ 1,399,968	$ 943,864	$ 989,912
Earnings per diluted share from continuing operations	$ 10.09	$ 6.71	$ 6.89
Adjusted earnings from continuing operations[1]	$ 1,150,250	$ 1,118,051	$ 1,130,316
Adjusted earnings per diluted share from continuing operations[1]	$ 8.29	$ 7.95	$ 7.87
Dividends per common share	$ 2.05	$ 2.03	$ 2.01
Capital expenditures	$ 167,533	$ 183,406	$ 211,082
Acquisitions (net assets acquired)	$ 635,269	$ 533,623	$ 312,855
Cash flows from operations	$ 1,087,833	$ 1,219,546	$ 746,754
Return on average equity[2]	23.2%	20.1%	23.4%
Adjusted return on average equity[2]	19.1%	23.8%	26.7%

Revenue & Adjusted Earnings[1]
($ in millions)
- ■ Revenue (Left Axis)
- ○ Adjusted Earnings (Right Axis)



Adjusted EPS[1]



Free Cash Flow[3]
($ in millions)
- ■ Free Cash Flow (Left Axis)
- ○ Free Cash Flow as a % of Revenue (Right Axis)



* The items herein, unless otherwise noted, relate solely to our continuing operations.

[1] Earnings from continuing operations are adjusted by the effect of purchase accounting expenses, restructuring and other costs (benefits), Tax Cuts and Jobs Act, disposition cost, and gain/loss on dispositions, to derive 1) adjusted earnings from continuing operations and 2) adjusted earnings per diluted share from continuing operations (both non-GAAP measures).

[2] Return on average equity is calculated by dividing earnings from continuing operations by average stockholders' equity (the sum of the stockholders' equity at the beginning and end of the year, divided by 2). Adjusted return on average equity (a non-GAAP measure) is calculated by dividing adjusted earnings from continuing operations by average stockholders' equity (the sum of the stockholders' equity at the beginning and end of the year, divided by 2).

[3] Free cash flow (a non-GAAP measure) represents net cash provided by operating activities minus capital expenditures.

Forward-Looking Statements and Non-GAAP Measures:
This Annual Report contains forward-looking statements that are inherently subject to uncertainties and risks. We caution investors to be guided in their analysis of Dover by referring to the documents we file with the SEC, including our Form 10-K for 2024, for a list of factors that could cause our results to differ from those anticipated in any such forward-looking statements.

This Annual Report contains non-GAAP financial information. Reconciliations of non-GAAP measures are included in this report or are available on the Investor Relations section of our website under Annual Reports.

A Message from the Chairman, President and Chief Executive Officer

Dear Fellow Shareholders,

As we enter 2025, it is important to look back on 2024 and recognize the efforts and achievements that transpired during another successful year for Dover Corporation. Our businesses continued to deliver innovative products and solutions to our customers, widened their geographic reach, and in certain instances navigated difficult trading conditions in their respective markets. In total, Dover delivered $7.7 billion in revenue, $1.4 billion in earnings from continuing operations, paid $283 million in dividends to our shareholders, and repurchased $500 million of our shares — a balanced performance of operating results and capital return. During the year, we were particularly active with our portfolio, completing a number of value-creating acquisitions, along with targeted divestitures, as we executed on our strategy of increasing our exposure to high growth end markets.

In 2024, Dover generated $920 million in free cash flow, inclusive of $124 million of income tax payments related to divestitures. We invested $168 million in capital expenditures and $150 million in research and development. We deployed $674 million in inorganic investments with a bias toward our highest priority growth platforms and received $2.2 billion in after tax proceeds from the divestitures of several cyclical capital goods businesses. Dover also increased its dividend payment to our shareholders for the 69th straight year.

Segment Results

Engineered Products delivered $1.2 billion in revenue at a segment earnings margin of 19.2% for the period. We were particularly active in corporate development actions in the segment during the year with the divestitures of De-Sta-Co and Environmental Solutions Group closing during the year. The balance of the portfolio performed well, particularly our vehicle services business, which made meaningful improvements in profitability.

The Clean Energy & Fueling segment delivered $1.9 billion in revenue at a segment earnings margin of 18.6% for the period. Management undertook a substantial amount of heavy lifting during the year, streamlining the organizational structure for future success, while simultaneously being significantly active on the M&A front by adding to our cryogenic components platform. The segment is well-positioned to deliver significant growth and productivity into the future.

The Imaging & Identification segment delivered $1.1 billion in revenue at a segment earnings margin of 26.5% for the period. The segment has been particularly active with new product launches, facility capacity expansions, and footprint consolidations during the year. These actions have been significant drivers of the margin improvement that management continues to drive. As one of our truly global segments, it has been an early adopter of the service delivery technologies that Dover has developed, adding to its exemplary performance.

The Pumps & Process Solutions business delivered $1.9 billion in revenue at a segment earnings margin of 28.3%. The segment delivered a well-balanced performance across its business lines. We were particularly pleased with the operating performance of our industrial pumps and precision components businesses from both a revenue and profit perspective. Our biopharma business returned to growth in 2024, and our early investment in research and development and capacity expansions in thermal connectors for liquid cooling applications in data centers has proven to be prescient, which we hope to further capitalize on in 2025.

Our Climate & Sustainability segment was largely a tale of two markets, with the downcycle in heat exchanger products and beverage can-making equipment largely offset by a significant step forward in CO_2 refrigeration systems. Revenue in the segment was $1.6 billion at a segment earnings margin of 15.9%. Our management teams in heat exchangers and beverage can-making worked hard to protect profitability in a lower volume environment. We expect both businesses to improve going forward. Our refrigeration business, on the back of a multi-year improvement in profitability, launched its first fully platformed product line from a repurposed production facility in Conyers, Georgia. We are particularly pleased with the launch as it has utilized a full suite of design and e-commerce solutions tied directly to the factory floor. We expect this to be a highly successful platform going forward.

Portfolio

During the year, we made several meaningful acquisitions that significantly complement our cryogenic components business in the Clean Energy and Fueling segment with the purchases of Marshall Excelsior Company in the United States, and Demaco Holland B.V., SPS Cryogenics B.V. and Special Gas Systems B.V. in the Netherlands. We are very excited about our long-term prospects in this space. Additionally, we completed the divestitures of our De-Sta-Co and Environmental Solutions Group businesses. These businesses had been in the Dover portfolio for many years and delivered significant value during their holding period. On behalf of the Dover Board of Directors, I would like to thank the management teams and the employees of De-Sta-Co and Environmental Solutions Group and wish them well in their new organizations.

Finance Organizational Update

Dover's Chief Financial Officer, Brad Cerepak, announced his intention to retire after the close of the year. Brad was CFO of Dover for over 15 years and was instrumental in the success of Dover. Like any good professional, he has left Dover, and the finance organization, far better than he found it. On behalf of the Dover Board of Directors, I would like to thank him for all he has done for the organization. We will miss him, but wish him a long and fruitful retirement.

In Closing

We are pleased with the results that Dover has delivered in 2024, but as always, we are excited about what our future brings in 2025 and beyond. We enter the year with a company that has been investing in new products, capacity expansions, and new business lines all poised to fight and win in their respective markets. Our financial position is stronger than it has ever been, and it gives us confidence that we can dynamically respond to a wide range of macroeconomic environments. On behalf of the Board of Directors, I would like to thank you for the confidence that you have placed in us. We believe that Dover Corporation is well positioned to deliver shareholder value for years to come.

Sincerely,

Richard J. Tobin
Chairman, President and Chief Executive Officer
March 20, 2025

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For fiscal year ended December 31, 2024

Commission File Number: 1-4018

Dover Corporation

(Exact name of registrant as specified in its charter)

Delaware	53-0257888
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

3005 Highland Parkway
Downers Grove, Illinois 60515
(Address of principal executive offices)

Registrant's telephone number: (630) 541-1540

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, par value $1	DOV	New York Stock Exchange
1.250% Notes due 2026	DOV 26	New York Stock Exchange
0.750% Notes due 2027	DOV 27	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files.) Yes ☑   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐
			Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act by the registered public accounting firm that prepared or issued its audit report. Yes ☑   No ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).   ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☑

The aggregate market value of the voting and non-voting common stock held by non-affiliates of the registrant as of the close of business on June 30, 2024 was $24,714,803,907. The registrant's closing price as reported on the New York Stock Exchange-Composite Transactions for June 28, 2024 (the last trading day in June) was $180.45 per share. The number of outstanding shares of the registrant's common stock as of February 3, 2025 was 137,225,409.

Documents Incorporated by Reference: Part III — Certain Portions of the Proxy Statement for Annual Meeting of Shareholders to be held on May 2, 2025 (the "2025 Proxy Statement").

Special Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K, especially "Management's Discussion and Analysis of Financial Condition and Results of Operations," contains "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. All statements in this document other than statements of historical fact are statements that are, or could be deemed, "forward-looking" statements. Some of these statements may be indicated by words such as "may", "anticipate", "expect", "believe", "intend", "continue", "guidance", "estimates", "suggest", "will", "plan", "should", "would", "could", "forecast" and other words and terms that use the future tense or have a similar meaning. Forward-looking statements are based on current expectations and are subject to numerous important risks, uncertainties, and assumptions, including those described in Item 1A, "Risk Factors" in this Annual Report on Form 10-K. Factors that could cause actual results to differ materially from current expectations include, among other things: general economic conditions and conditions in the particular markets in which we operate; supply chain constraints and labor shortages that could result in production stoppages, inflation in material input costs and freight logistics; the impacts of natural or human-induced disasters, acts of war, terrorism, international conflicts, and public health crises on the global economy and on our customers, suppliers, employees, business and cash flows; changes in customer demand and capital spending; competitive factors and pricing pressures; our ability to develop and launch new products in a cost-effective manner; changes in law, including the effect of tax laws and developments with respect to trade policy and tariffs; our ability to identify and complete acquisitions and integrate and realize synergies from newly acquired businesses; the impact of interest rate and currency exchange rate fluctuations; capital allocation plans and changes in those plans, including with respect to dividends, share repurchases, investments in research and development, capital expenditures and acquisitions; our ability to effectively deploy capital resulting from dispositions; our ability to derive expected benefits from restructurings, productivity initiatives and other cost reduction actions; the impact of legal compliance risks and litigation, including with respect to product quality and safety, cybersecurity and privacy; and our ability to capture and protect intellectual property rights, and various other factors that are described in our periodic reports filed with or furnished to the Securities and Exchange Commission. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

In this Annual Report on Form 10-K, we refer to measures used by management to evaluate performance, including a number of financial measures that are not defined under accounting principles generally accepted in the United States of America ("GAAP"). We include reconciliations to provide more details on the use and derivation of these financial measures. Please see "Non-GAAP Disclosures" at the end of Item 7 for further detail.

TABLE OF CONTENTS

ITEM 1. BUSINESS

Overview

Dover Corporation is a diversified global manufacturer and solutions provider delivering innovative equipment and components, consumable supplies, aftermarket parts, software and digital solutions and support services through five operating segments: Engineered Products, Clean Energy & Fueling, Imaging & Identification, Pumps & Process Solutions, and Climate & Sustainability Technologies. Unless the context indicates otherwise, references herein to "Dover," "the Company," and words such as "we," "us," or "our" include Dover Corporation and its consolidated subsidiaries. Dover was incorporated in 1947 in the State of Delaware and became a publicly traded company in 1955. Dover is headquartered in Downers Grove, Illinois and currently employs approximately 24,000 people worldwide.

Dover's five segments are structured around businesses with similar business models, go-to-market strategies, product categories, and manufacturing practices. This structure increases management efficiency and better aligns Dover's operations with its strategic initiatives and capital allocation priorities, and provides greater transparency about performance to external stakeholders. Dover's five operating and reportable segments are as follows:

- Our Engineered Products segment provides a wide range of equipment, components, software, solutions and services to the vehicle aftermarket, aerospace and defense, industrial winch and hoist, and fluid dispensing end-markets.

- Our Clean Energy & Fueling segment provides components, equipment, software solutions and services enabling safe and reliable storage, transport and dispensing of traditional and clean fuels (including liquefied natural gas, hydrogen, and electric vehicle charging), cryogenic gases, and other hazardous substances along the supply chain, and safe and efficient operation of convenience retail, retail fueling and vehicle wash establishments.

- Our Imaging & Identification segment supplies precision marking and coding, product traceability, brand protection and digital textile printing equipment, as well as related consumables, software and services to the global packaged and consumer goods, pharmaceutical, industrial manufacturing, textile and other end-markets.

- Our Pumps & Process Solutions segment manufactures specialty pumps and flow meters, fluid transfer connectors, highly engineered precision components, instruments and digital controls for rotating and reciprocating machines, and polymer processing equipment, serving single-use biopharmaceutical production, diversified industrial manufacturing applications, chemical production, plastics and polymer processing, midstream and downstream oil and gas, clean energy markets, thermal management, food and beverage, semiconductor production and medical applications and other end-markets.

- Our Climate & Sustainability Technologies segment is a provider of innovative and energy-efficient equipment, components, solutions, services and parts for the commercial refrigeration, heating and cooling and beverage can-making equipment end-markets.

Discontinued Operations

On October 8, 2024, the Company completed the sale of the Environmental Solutions Group ("ESG") business, an operating company within the Engineered Products segment, for total consideration, net of cash transferred, of $2.0 billion. As the disposal represented a strategic shift with a major effect on the Company's operations and financial results, the Company has classified ESG's results of operations prior to the sale as discontinued operations for all periods presented. The discussion throughout Item 1 of this Form 10-K, unless otherwise noted, relates solely to our continuing operations. For more details, see Note 4 — Discontinued and Disposed Operations in the consolidated financial statements in Item 8 of this Form 10-K.

Management Philosophy

Dover is committed to delivering shareholder value creation through a combination of sustained profitable growth, operational excellence, superior free cash flow generation and productive capital re-deployment while adhering to a conservative financial policy. Dover seeks to be a leader in a diverse set of growing markets where customers are loyal to trusted partners and suppliers, and value product performance and differentiation driven by superior engineering, manufacturing precision, total solution development and excellent supply chain performance. Our businesses are long-time leaders in their respective markets and are known for their innovation, engineering capability and customer service excellence. We aim to continue growing our businesses from this strong foundation.

Our operating structure of five business segments allows for a differentiated acquisition focus consistent with our portfolio and capital allocation priorities. We believe our business segment structure, coupled with value-creating functional expertise at our lean corporate center, presents opportunities to identify and capture operating synergies, such as global sourcing and supply chain integration, centralized shared services, cross-pollination of manufacturing best practices, and further advances the development of our executive talent. Our executive management team sets strategic direction, initiatives and goals, develops effective incentive structures, provides oversight of strategy execution and achievement of these goals for our business segments, and with oversight from our Board of Directors, makes capital allocation decisions, including with respect to organic investment initiatives, major capital projects, acquisitions, divestitures, and the return of capital to our shareholders.

Our goal is to foster an operating culture with high ethical and performance standards that values accountability, rigor, trust, inclusion, respect and open communications, designed to allow individual growth and operational effectiveness. We are also increasing our focus on maintaining sustainable business practices that reduce environmental impact, and developing products that help our customers meet their sustainability goals.

Company Goals

We are committed to driving superior shareholder returns through three key tenets of our corporate strategy.

First, we are committed to achieving organic sales growth above that of gross domestic product (4% to 6% annually on average) over a long-term business cycle, absent prolonged adverse economic conditions, complemented by growth through strategic acquisitions.

Second, we continue to focus on improving returns on capital, as well as earnings margin, by enhancing our operational capabilities and making investments across the organization in growth capacity expansion, digital capabilities, automation, operations management, information technology ("IT"), shared services (including Dover Business Services and our India Innovation Center), and talent. We also focus on continuous, effective cost management and productivity initiatives, such as supply chain optimization, automation and productivity capital expenditures, e-commerce and digital go-to-market, restructuring, product complexity reduction, improved footprint utilization, strategic pricing and portfolio management.

Third, we aim to generate growth in free cash flow and earnings per share through strong earnings performance, productivity improvements and active working capital management, which is enhanced by opportunistic divestitures allowing for concentration on growing our core platforms. Dover prioritizes deploying free cash flow toward high-return and high-confidence organic reinvestments aimed at growing, improving and strengthening our businesses, as well as through inorganic investments that synergistically enhance the quality of our portfolio. Dover's value creation strategy is supported by a financial policy that includes a prudent approach to financial leverage, and a disciplined approach to capital allocation that allows for a balance between reinvestment and return of capital to shareholders through growing dividends and opportunistic share repurchases.

We support achievement of these goals by (1) aligning management compensation with strategic and financial objectives, (2) actively managing our portfolio to increase enterprise scale, improving business mix over time to markets with secular growth characteristics, and pursuing acquisitions that fit the characteristics of an ideal Dover business and (3) investing in talent development programs.

Characteristics of a Dover Business

For over 70 years, Dover has successfully and profitably operated a diversified portfolio of high-quality businesses serving a wide variety of industrial and business-to-business end markets with different business models. We believe this diversity is a strength of our portfolio, providing Dover with multiple avenues for organic and inorganic growth, lower cyclicality, and the ability to extract synergies of common ownership. While we expect our portfolio to remain diversified, we also strive to shape the portfolio over time to increase common attractive attributes across our businesses.

Dover is adept at operating businesses within two core operating models:

- **Component Businesses**: Many of our businesses produce critical components that represent a small portion of a larger system by cost. For example, our industrial and biopharma pumps, biopharma connectors, engineered bearings and compression components, clean energy components, and heat exchangers are all part of larger systems built or employed by our customers. Such components typically serve demanding applications where value-in-use and costs and risks of switching far exceed the cost of the component itself.
- **Equipment with Aftermarket Opportunity**: Many of our businesses produce complex and highly engineered equipment and systems that require a significant and predictable volume of parts, consumables, software and services over their life cycle. For example, our marking and coding equipment, plastics and polymer processing equipment and aluminum can-making equipment all derive a significant share of revenue and profits from sale of consumables, parts and services into their large installed base. Recurring demand, which includes parts, consumables, services and software, represents approximately 36% of our revenue.

We see the following commonalities characterizing the majority of Dover businesses:

- **Attractive Markets**: Our businesses generally operate in strategically attractive niche industrial markets with proven and well-understood long-term growth trends, favorable customer and supplier landscapes, mature and incrementally improving technologies with opportunities for technological differentiation, and highly loyal customers, suppliers or channel partners.
- **Leading Positions**: Our businesses are long-time leaders in their respective markets and have consistently enjoyed customer bases that choose products primarily based on their performance, track record, safety and compliance.
- **Digital Opportunity**: Our equipment and components are often complemented by value-added digital applications, including connected products, sensors, digital controls and industry-specific software that create new sources of value for our customers.
- **Attractive Financial Profile**: Our businesses exhibit attractive financial profiles, characterized by predictable, stable revenue, low capital intensity, strong cash-flow and sustainable returns on invested capital well in excess of our cost of capital.

Business Strategy

Dover seeks to create value for shareholders by combining the global scale and capabilities, as well as access to capital, of a diversified industrial enterprise with the agility and entrepreneurial dynamism of niche manufacturing businesses. We believe the centralized scale of the corporation provides a distinct competitive advantage to our individual operating businesses through (i) driving efficiency gains and economies of scale of shared global resources across the corporation, (ii) freeing management time and effort to focus on the most important aspects of their businesses, including servicing and addressing the critical needs of their customers, aligning their business to capitalize on key market trends and focusing on product excellence, and (iii) access to centralized talent and expertise that our individual operating businesses otherwise may not have on their own. To achieve our stated goals, we are focused on executing the following pillars of Dover's business strategy:

Capturing growth potential in our end-markets and adjacent market segments

Dover's business segments are focused on building enduring competitive advantages and leadership positions in markets we believe are positioned for sustained future growth. We believe our businesses are among the top suppliers in most markets and niches we serve (as defined by customer applications, geographies or products), which positions us well to capture future growth. We capitalize on our engineering, intellectual property, technology and design expertise, and maintain an intense focus on meeting the needs of our customers and on adding significant, and often new, value to their operations through superior product performance, safety, reliability, and a commitment to aftermarket support. We cultivate and maintain an entrepreneurial culture to enable business agility, and continuously innovate to address our customers' needs, to help them win in the markets they serve.

In particular, our businesses are well-positioned to capitalize on: growing industrial manufacturing and trade volumes; an increased global focus on digitization and automation in industrial processes; increasing requirements for sustainability, safety, energy efficiency and consumer product safety; and growth of the middle class and consumption in emerging economies.

- Our Engineered Products segment is capitalizing on global infrastructure investment, an increasing number of vehicles in operation, average car age and annual miles driven, increasing digitization and sensorization of modern vehicles, as well as growing defense spending related to signal intelligence and electronic warfare.
- Our Clean Energy & Fueling segment benefits from the worldwide growth in environmental safety and compliance regulations, new infrastructure build-out in emerging economies, transition to clean energy products such as liquefied natural gas and hydrogen, growth in demand for cryogenic gases and electric vehicle charging, consolidation in the convenience retail sector, increased digitization of convenience stores and fuel retailing, as well as secular growth in automated vehicle wash systems and solutions (over manual and do-it-yourself washing).
- Our Imaging & Identification segment leverages its unique product offering containing equipment, consumables, software and services to address market needs and requirements, including increased regulation for supply chain transparency in fast moving consumer goods, adoption of more stringent food safety regulations in emerging economies, and growing demand for product traceability and brand protection.
- Our Pumps & Process Solutions segment is focused on capturing growth in its installed base, in biological drug production and the shift toward single-use manufacturing processes. The segment's offerings address the increased demand for liquid cooling requirements for certain electronics (including in data center infrastructure), and investment in midstream energy and power generation infrastructure (including growing sophistication of fluid transfer and rotating machinery components, instrumentation, and digital controls). We also support virgin, recycled plastics, and polymers production and energy transition investments into wind power, hydrogen compression and carbon capture.
- Our Climate & Sustainability Technologies segment is responding to our customers' demand for increased energy efficiency and sustainability in food retail merchandising solutions, including refrigeration systems using CO_2 refrigerant, as well as increasing demand for sustainable heating and cooling solutions, including heat pumps, and sustainability-driven growing global demand for aluminum beverage cans.

We aim to capture growth by making organic investments in capacity expansion, automation and productivity improvement, research and development, developing new products and technologies, improving digital capabilities and expanding our geographic coverage. We pursue a disciplined and strategic approach to acquisitions aiming to enhance the quality and attractiveness of our portfolio over time and position Dover for long-term growth. We evaluate acquisition opportunities across the portfolio where we see the greatest runway for value-creating inorganic capital deployment. We continually evaluate how our assets and capabilities can position us to grow in markets adjacent to our core businesses (for example, new applications, geographies, product segments or adjacent technologies) where we can be advantaged.

In addition to product innovation, we aim to capture growth by developing digital technologies. Our Boston-based Dover Digital Labs serves as the company-wide hub for our digital initiative. We have continued to invest in this facility and our team of software developers, data scientists, and product managers to enhance our digital capabilities. The Digital Labs team is driving digital transformation across our businesses in four areas: (i) enhancing the customer experience through more efficient and streamlined digital customer interfaces that make it easy to do business with Dover companies; (ii) developing and improving acquired and organically built connected and software-as-a-service ("SaaS") products, that combine sensors, software, machine learning and artificial intelligence; (iii) driving increased efficiency, safety and quality in our manufacturing operations by employing cutting-edge automation through "connected factory" and "data quality" programs; and (iv) ensuring security of digital products. Many of our software solutions in the areas of product traceability, anti-counterfeiting, retail fueling station monitoring, vehicle damage analysis and measurement systems, and visual commerce have been certified as compliant under AICPA System and Organization Controls 2 ("SOC 2") audits. We believe the Digital Labs' contributions in these areas enable us to add significant value to our products and to capture commercial growth opportunities. By leveraging a central resource for Commercial Excellence, Industry 4.0, Industrial Internet of Things ("IIoT") and our software products, we are able to capture efficiencies in our digital transformation efforts, improve product security, and offer better efficiency in providing support and engineering for our software and connected products to keep our projects cost-competitive.

Improving profitability and return on invested capital

We are committed to generating sustainable returns on invested capital well above the cost of capital across all of our businesses. We continually evaluate and pursue opportunities to improve efficiency, margin and return on capital. We are intensely focused on driving operational excellence across our businesses. We have implemented numerous productivity initiatives to maximize our efficiency, such as supply chain integration, shared services, lean manufacturing principles and production automation, footprint optimization, and product complexity reduction, as well as workplace safety initiatives to help ensure the health and welfare of our employees. Our businesses place a strong emphasis on continual product quality improvement and new product development to better serve customers and to facilitate expansion into new products and geographic markets.

We also focus on margin expansion initiatives designed to reduce our selling, general and administrative cost base and optimize our manufacturing and supply chain operations across the portfolio. We continually expand initiatives to extract productivity gains across the businesses and realize savings. Our margin expansion initiatives are focused on four core enterprise capabilities: (1) leverage our Digital Labs team to enhance our internal and market-facing digital capabilities, (2) improve utilization and optimization of our manufacturing footprint through centralized resources and investment, (3) further centralize shared services under Dover Business Services, and (4) invest in our India Innovation Center shared services.

Dover Digital. Our Dover Digital Labs consists of a team of approximately 150 software developers, data scientists, manufacturing engineers and product managers who provide digital capabilities to enhance the customer experience, develop connected industrial products and artificial intelligence based models that are embedded in SaaS offerings provided to customers by our operating companies, drive automation and efficiency inside our factories through digital technologies and in our business processes and focus on the security of our digital products. Our Dover Digital Labs team has built common platforms which are being deployed on customer facing applications to make it easier to discover, find, configure, buy and obtain products and services from Dover companies, thereby optimizing our sales and support staff resources, driving pricing discipline, enabling reduction of product complexity and improving management of working capital. Our digital team has also deployed shared IIoT capability such that many of Dover's products are remotely configurable and monitored, enabling our businesses to sell aftermarket parts and offer remote diagnostic services.

Dover Operational Excellence. Our corporate team is composed of functional experts in operational optimization, lean manufacturing, automation, Environment, Health and Safety ("EHS") and complex project management. This team works closely with our businesses to drive excellence in our manufacturing and supply chain processes, standards and measurement tools to identify, prioritize and monitor execution of operational improvement initiatives. We continue to focus on initiatives to improve operational performance and the continuous improvement programs embedded in our businesses' day-to-day operations.

Dover Business Services. We continue to invest in Dover Business Services shared service centers, consisting of a team of approximately 700 professionals, to provide important transactional and value-added services to our businesses. Our shared service model allows us to leverage scale across Dover, increase process efficiencies through technology and specialization, and reduce risk through centralized controls. Our shared service centers create value by freeing resources within our businesses that would otherwise be dedicated to transactional services and allowing them to focus on customers, markets and product excellence. We expect to continue driving efficiencies through Dover Business Services as we increase the level of service centralization across the portfolio.

India Innovation Center. Our India Innovation Center has a team of approximately 800 engineers and IT professionals that our businesses rely on to leverage for product engineering, digital solutions development, data and information management, research and development and intellectual property services. The scale of this team allows our businesses to access resources with capabilities and expertise across many disciplines that would be more costly to them as stand-alone companies, and allows for concurrent engineering on time sensitive projects.

We have been steadily investing in the build out and deployment of the above four enterprise capabilities in the past several years, including organically investing and expanding the staff of experts and support personnel in key centers of excellence globally.

Disciplined capital allocation and continuous portfolio enhancement

We are focused on the most efficient allocation of capital to maximize returns on investment. To do this, we utilize organic reinvestment to grow and strengthen our existing businesses. We plan to make average annual investments in capital spending of approximately 2% of revenue with a focus on internal projects designed to expand our market participation and manufacturing capacity, drive further adoption of e-commerce and digital capabilities, and improve productivity. In addition, we seek to deploy capital for acquisitions in attractive growth areas across our portfolio. Dover focuses primarily on bolt-on acquisitions, applying strict selection criteria of market attractiveness (including growth, market landscape, and performance-based competition), business fit (including sustained leading position, revenue visibility, and favorable customer value-add versus switching cost or risk) and financial return profile (including accretive growth and margins and double-digit return on invested capital). We opportunistically divest businesses where we see limited runway for future value creation relative to our aspirations, or where market and business fundamentals change and no longer suit our criteria of business attractiveness and portfolio fit. Finally, we have consistently returned cash to shareholders by paying dividends, which have increased annually over each of the last 69 years. We undertake opportunistic share repurchases as part of our capital allocation strategy. We employ a prudent financial policy to support our capital allocation strategy, which includes maintaining an investment grade credit rating.

Portfolio Development

Acquisitions

Our acquisition strategy aims to enhance our existing portfolio through value creating acquisitions within our priority growth platforms, with a focus on increasing our exposure to high organic growth and margin accretive businesses with significant synergy potential. We seek to acquire complementary add-on businesses with a strong fit with our existing platforms, increasing their reach and customer access, broadening their product mix, providing exposure to attractive end market adjacencies, or enhancing technological capabilities and customer value-add. With all our acquisitions, we seek businesses that are leaders in their respective markets or niches, have a strong track record for innovation, offer differentiated solutions, and have attractive and sustainable returns with significant synergy potential. We aim to generate double-digit return on capital within three or four years after an acquisition is completed.

Over the past three years (2022 through 2024), we have spent approximately $1.5 billion, net of cash acquired and including contingent consideration, to purchase thirteen businesses. For more details, see Note 3 — Acquisitions in the consolidated financial statements in Item 8 of this Form 10-K.

Our future growth depends in large part on finding and acquiring successful businesses that expand the scope of our offerings and make us an even more important supplier to our customers. While we expect to generate annual organic revenue growth above that of gross domestic product (4% to 6% annually on average) over a long-term business cycle absent extraordinary adverse economic conditions, our success in consistently growing the portfolio is also dependent on the ability to acquire and integrate businesses within our existing structure. To track post-merger integration and accountability, we utilize an internal scorecard and well-defined processes to help ensure expected synergies are realized and value is created.

Dispositions

From time to time, we have sold or divested some of our businesses based on changes in specific market outlook, structural changes in financial performance, value-creation potential, or for other strategic considerations, which include an effort to reduce our exposure to cyclical and capital intensive markets and, therefore, focus on our higher margin and higher growth spaces.

Going forward, we recognize that some businesses in Dover's portfolio may have a greater value-creation potential if owned by another parent with a larger presence and focus on a given niche. We pragmatically consider such opportunities as part of our ongoing portfolio management and review processes, and execute divestitures if the value created by the divestiture is determined to be at an appropriate premium to the value of such business to Dover and the divestitures allow Dover shareholders to participate in the future value-creation potential from a change in ownership, including through the redeployment of divestiture proceeds into attractive add-on businesses in higher priority end-markets or through opportunistic return of capital to shareholders.

During 2022 and 2023, there were no material dispositions.

On March 31, 2024, the Company completed the sale of the De-Sta-Co business, an operating company within the Engineered Products segment, for total consideration, net of cash transferred, of $675.9 million. The sale did not meet the criteria to be classified as a discontinued operation, as it did not represent a strategic shift that would have a major effect on operations and financial results.

On October 8, 2024, the Company completed the sale of the ESG business, an operating company within the Engineered Products segment, for total consideration, net of cash transferred, of $2.0 billion, subject to standard working capital adjustments. As the disposal represented a strategic shift with a major effect on the Company's operations and financial results, the sale met the criteria to be classified as a discontinued operation. For more details, see Note 4 — Discontinued and Disposed Operations in the consolidated financial statements in Item 8 of this Form 10-K.

Business Segments

As noted previously, Dover's five segments are structured around businesses with similar business models, go-to-market strategies and manufacturing practices and product categories which increases management efficiency and better aligns Dover's operations with its strategic initiatives and capital allocation priorities, and provides greater transparency about performance to external stakeholders. Dover's five operating and reportable segments are as follows: Engineered Products, Clean Energy & Fueling, Imaging & Identification, Pumps & Process Solutions and Climate & Sustainability Technologies. For financial information about our segments and geographic areas, see Note 19 — Segment Information in the consolidated financial statements in Item 8 of this Form 10-K.

Engineered Products

Our Engineered Products segment provides a wide range of equipment, components, software, solutions and services that have broad customer applications across a number of markets, including: aftermarket vehicle service, aerospace and defense, industrial winch and hoist, and fluid dispensing. Our vehicle service business provides equipment, software solutions and services used primarily in vehicle repair and maintenance, including light and heavy-duty vehicle lifts, wheel service equipment, vehicle diagnostics and vehicle collision repair solutions. Our industrial winch and hoist business provides a range of winches, hoists, bearings, drives, and electric monitoring systems for infrastructure and other industrial markets. Our aerospace and defense business supplies radio frequency and microwave filters and switches, as well as signals intelligence and other integrated solutions, to enable secure communications in aerospace and defense applications. The segment also includes bench top soldering and fluid dispensing solutions in electronics and industrial product assembly markets.

Our Engineered Products segment's products are manufactured primarily in North America, Europe and Asia and are sold throughout the world directly and through a network of distributors.

Clean Energy & Fueling

Our Clean Energy & Fueling segment provides components, equipment and software, and service solutions enabling safe storage, transport, handling and dispensing of clean and traditional fuels, cryogenic gases and other hazardous fluids, as well as safe and efficient operation of retail fueling and vehicle wash establishments across the globe. Among solutions supplied by the segment are dispensing equipment and components for gasoline, compressed natural gas (CNG), liquefied natural gas (LNG) and hydrogen (H2) fueling sites, electric vehicle charging stations, payment systems, hardware and underground containment systems, vehicle wash systems, as well as asset tracking, monitoring and operational optimization software.

Our Clean Energy & Fueling segment's products are manufactured primarily in North America, Europe, Asia, and South America and are sold throughout the world directly and through a network of distributors.

Imaging & Identification

The companies in our Imaging & Identification segment are global suppliers of precision marking and coding, product traceability, brand protection, and digital textile printing equipment and solutions, as well as related consumables, software and services. Our marking and coding businesses primarily design and manufacture equipment and consumables used for printing variable information (such as bar codes, dates, and serial numbers) on fast-moving consumer goods, provide serialization solutions for pharmaceutical customers, and develop supply chain traceability solutions capitalizing on expanding food and product safety, supply chain traceability and brand protection requirements.

In addition, our businesses serving the digital printing market develop, manufacture and sell equipment, software, consumables and service solutions used in textile, apparel, soft signage and specialty materials markets. Businesses within this segment leverage digital printing capabilities and operate business models that involve initial equipment and software sales followed by significant consumable, software and service aftermarket revenue streams.

Our Imaging & Identification segment's products are manufactured primarily in North America, Europe and Asia and are sold throughout the world directly and through a network of distributors.

Pumps & Process Solutions

The businesses in our Pumps & Process Solutions segment manufacture specialty pumps, single-use pumps, connectors and flow meters, plastics and polymers processing equipment and highly-engineered components, specialized instrumentation and digital controls for rotating and reciprocating machinery. The segment's products are used in a wide variety of markets, including biopharma, thermal management (including liquid cooling of server racks and chips in data centers), plastics and polymers processing, chemicals production, food/sanitary, medical, transportation, petroleum refining, natural gas compression, power generation and general industrial applications. The products in this segment are generally used in demanding and specialized operating environments with high performance requirements. Businesses within this segment share the following commonalities: their products are predominantly components or parts of larger equipment and production systems with our products often specified by end customers or regulations, they participate in markets with a diverse and fragmented customer base and where there is a significant demand for aftermarket equipment and parts from a large installed base, and the route-to-market is a mix of distribution and direct sales.

Our Pumps & Process Solutions segment's products are manufactured primarily in North America, Europe, and Asia and are sold throughout the world directly and through a network of distributors and original equipment manufacturers.

Climate & Sustainability Technologies

Our Climate & Sustainability Technologies segment is a provider of innovative and energy-efficient equipment, systems and solutions that serve the commercial refrigeration, heating and cooling, and aluminum can-making equipment end-markets. Our refrigeration business manufactures refrigeration systems (including environmentally friendly systems like CO_2), refrigeration display cases and commercial glass refrigerator and freezer doors for food retail and industrial applications. Our heat exchanger business manufactures energy-efficient brazed plate heat exchangers used for residential climate control applications, including heat pumps, as well as industrial heating and cooling applications, including an increasing opportunity in data center cooling applications. The other business in this segment designs and manufactures machinery and associated spare parts used for aluminum can-making, along with providing turnkey can line solutions. The majority of the products that are manufactured or serviced by the Climate & Sustainability Technologies segment are used by the retail food industry, including supermarkets, "big-box" retail and convenience stores, the commercial/industrial refrigeration and HVAC industry, food production markets and beverage can-making industries.

Our Climate & Sustainability Technologies segment's products are manufactured primarily in North America, Europe and Asia and are sold globally, directly and through a network of distributors.

Raw Materials

We use a wide variety of raw materials, primarily metals and semi-processed or finished components, which are generally available from a number of sources. As a result, the loss of any single supplier has not had, and is not likely to have, a material impact on operating profits at the consolidated level. While the required raw materials are generally available, commodity pricing can be volatile, particularly for various grades of steel, copper, aluminum and select other commodities. Although cost increases in commodities may be recovered through increased prices to customers, our operating results are exposed to such fluctuations. We attempt to control such costs through index-based contracts with suppliers and customers and various other programs, such as our global supply chain activities.

Markets for multiple raw materials saw significant volatility and supply chain disruptions throughout 2021 into 2023. Although most commodity and logistics costs have returned to historical norms, volatility is still a risk due to economic uncertainties and supply side dynamics. These situations could still negatively impact profitability of some businesses as we were required to seek alternative sources of supply at higher costs or interrupt our normal manufacturing process flow leading to less efficient output and cost.

Research and Development

Our businesses invest to develop innovative new products, as well as to upgrade and improve existing products, to satisfy customer needs, including demand for energy-efficient products designed to help customers meet sustainability goals, expand revenue opportunities geographically, maintain or extend competitive advantages, improve product reliability and reduce production costs.

Our Imaging & Identification segment expends significant effort in research and development because the rate of product development by their customers is often quite high. Our businesses that develop product identification, printing equipment and software solutions believe their customers expect a continuing rate of product innovation, performance improvement and reduction in total cost of ownership. The result has been downward pricing trends that can only be mitigated with the continuous introduction of innovative product solutions in a market where product life cycles generally average less than seven years.

Our Clean Energy & Fueling segment invests in research and development to advance innovative traditional and alternative fuel dispensing equipment and components, payment platforms, fuel site asset management and connectivity solutions, IIoT-enabled cloud-based connected solutions for retail and commercial fleet fueling settings, components for high-criticality cryogenic gas storage and transportation applications, including hydrogen and liquefied natural gas. These technology investments align with our customer's needs and our commitment to delivering to our customers opportunities for operational cost reductions, increased sales, and an enhanced customer experience for their customers through a combination of intelligent fueling and retail solutions.

Our Pumps & Process Solutions segment invests in research and development for new product introduction and custom solutions to drive volume and share in both existing markets and newer/faster growth markets – such as single-use biopharmaceutical manufacturing and liquid cooling of high performance electronics. These investments will allow us to take advantage of existing growth trends such as in cell and gene therapy applications, and data center cooling applications supporting investments in artificial intelligence.

Many of our businesses are also involved in important product improvement initiatives. These businesses concentrate on working closely with customers on specific applications, expanding product lines and market applications and continuously improving manufacturing processes. Some of these businesses experience a much more rapid rate of change requiring higher product development capability and new product introduction.

Similarly, our businesses invest in research and development to pursue digital strategies based on customer needs and leverage the capabilities of the Dover Digital Labs to deliver on those digital strategies. For example, OPW, an operating company within the Clean Energy & Fueling segment, announced the launch of its RegO Presto-Link© device and RegO application integration during 2024. This application streamlines testing processes and enhances safety measures for on-site personnel performing the liquefied petroleum gas container and regulator testing. The RegO application is integrated with the Presto-Link Bluetooth device, which communicates with RegO Presto-Tap products placed on propane-system components requiring testing. This connection enables swift and precise leak detection and pressure readings, eliminating the need for manual recording of results and mitigating the risks associated with human error.

Human Capital Resources

Our employees are our most valuable asset and are critical to our ability to deliver on our strategic plans. Our success in delivering high quality and innovative products and solutions for our customers and driving operational excellence is only achievable through the talent, expertise, and dedication of our global team. We had approximately 24,000 employees worldwide as of December 31, 2024.

Attraction, Development, and Retention

We recognize that attracting, developing and retaining skilled talent and promoting a work environment that is professional and inclusive are essential to maintaining our leadership positions in the markets we serve. While our operating companies are the hubs of these activities — an effective model that puts ownership in the businesses and cultures that are the source of opportunities for employees — we are increasingly leveraging the corporate center to drive talent recruitment and development and consistent human capital management practices across our businesses. This center-led focus is enabling us to make development opportunities available across our enterprise which we believe promotes employee advancement, engagement and retention. We offer employees resources to continuously improve their skills and performance with the goal of further cultivating entrepreneurial talent with a range of perspectives, backgrounds, skills, and experiences inside our global businesses to fill key positions. We seek people who are proactive and dedicated, demonstrate an ownership mindset and share our commitment to the pursuit of operational excellence. We continue to make significant investments in talent development and recognize that the growth and development of our employees is essential for our continued success.

Workplace Environment and Inclusion

As noted above, we are committed to maintaining a work environment that is professional, inclusive, and free from discrimination and harassment. That includes ensuring equal opportunity in our hiring practices and in our treatment of employees regardless of their race, color, religion, disability, national origin, gender, sexual orientation, gender identity and expression, marital status, family responsibility, age, or other characteristic protected by law. Our Code of Conduct lays out guidelines to maintain a fair and safe workplace.

We strive to build teams that fully leverage individuals' capabilities and the breadth of skills, perspectives and experiences represented in our workforce. We believe this motivates our employees to be engaged and productive, enables us to attract new talent, helps us effectively serve our customers, and advances innovation from ideas contributed as a result of the variety of backgrounds, experiences, and perspectives of our employees. To that end, we partner with human resources and leadership teams across our portfolio of companies on talent outreach action plans to identify and recruit qualified candidates with a variety of backgrounds, skills, and experiences. We aim to cultivate an inclusive culture that enables employees to feel connected to our business objectives and valued for their contributions.

Health and Safety

We are committed to achieving our vision of a zero-harm workplace and continue to prioritize health and safety compliance, risk mitigation, and process improvement across the organization. We utilize a global EHS information management system designed to measure and track key metrics and actions pertinent to our health and safety programs. This software supports our strategy to proactively reduce hazards thereby further enhancing shop floor safety. Through our efforts, we have reduced our total recordable injury rate substantially since 2019.

Human Capital Investments Related to Strategic Priorities

In line with our strategic priorities, we have additionally invested in the following aspects of human capital resource management, among other areas:

- Dover Digital Labs – We are continuing to leverage our Digital Labs team to improve our digital capabilities. Our team of software developers, data scientists, manufacturing engineers, and product managers drive digital transformation across our businesses by enhancing customer experience, developing connected industrial products, enabling digital manufacturing and securing our digital products.
- Operational management – Our operations teams, including our management team at the corporate center, focuses on improving operational efficiency, such as implementing production automation.
- Shared services – We are continuing to further centralize shared services under Dover Business Services and our India Innovation Center. Our shared services capabilities include a wide range of functional areas including transactional support, human resources, IT, finance and accounting, engineering and product development. These services enable increased productivity and growth as well as free up resources within our operating companies to focus on customers, markets and product development.

Intellectual Property and Intangible Assets

Our businesses own many patents, trademarks, licenses and other forms of intellectual property, which have been created, registered or acquired over a number of years and, to the extent relevant, expire at various times over a number of years. A large portion of our businesses' intellectual property consists of patents, unpatented technology and proprietary information constituting trade secrets that we seek to protect in various ways, including confidentiality agreements with employees and suppliers where appropriate. In addition, a significant portion of our intangible assets relate to customer relationships. While our intellectual property and customer relationships are important to our success, the loss or expiration of any of these rights or relationships is not likely to materially affect our results on a consolidated basis. We believe that our commitment to continuous engineering improvements, new product development and improved manufacturing techniques, as well as strong sales, marketing and service efforts, are significant to our general leadership positions in the niche markets we serve.

Customers

We serve thousands of customers, none of which accounted for more than 10% of our consolidated revenue in 2024. Given our diversity of served markets, customer concentrations are not significant. Businesses supplying the defense and commercial refrigeration industries tend to deal with a few large customers that are significant within those industries. This also tends to be true for businesses supplying the power generation and chemical industries. In the other markets served, there is usually a much lower concentration of customers, particularly where our companies provide a substantial number of products and services applicable to a broad range of end-use applications.

Seasonality

In general, while our businesses are not highly seasonal, we do tend to have stronger revenue generation in the second half of the year, which is driven by customer capital expenditure timing and seasonal activity patterns in our end-markets. Our businesses serving the retail fueling market tend to increase in the second half of the year based on the historical purchasing patterns of their customers. Our businesses serving the major equipment markets, such as power generation, chemical and processing industries, have longer lead times geared to seasonal, commercial, or consumer demands and customers in these markets tend to delay or accelerate product ordering and delivery to coincide with those market trends which moderates the aforementioned seasonality patterns. Our food retail refrigeration business tends to face higher levels of demand in the second and third quarters as retailers avoid construction and remodeling activity during fall/winter holidays.

Competition

Our competitive environment is complex because of the wide diversity of our products manufactured and the markets served. In general, most of our businesses are market leaders that compete with only a few companies, and the key competitive factors are customer service, product quality, price and innovation. A summary of our key competitors within each of our segments follows:

Segment	Key Competitors
Engineered Products	Snap-On Inc. (Challenger Lifts, Car-O-Liner), The COATS Company, Arrowhead Winch, Teledyne, Nordson Corporation
Clean Energy & Fueling	Vontier (Gilbarco Veeder-Root, DRB), Tatsuno, Verifone, Franklin Electric, Elaflex, Ingersoll Rand (Emco Wheaton), Crane Company (Cryoflo), Dixon Valve & Coupling Company, PDI Technologies, Inc., Salco, Sonny's Enterprises LLC, National Carwash Solutions, Washtec AG
Imaging & Identification	Veralto Corporation (Videojet), Brother Industries, Ltd. (Domino Printing), Electronics for Imaging (Reggiani), SPG Prints, Konica Minolta, Kornit Digital Ltd.
Pumps & Process Solutions	IDEX Corporation, Ingersoll Rand, Millipore, Danaher Corporation (Pall), Avantor (Masterflex), Nordson Corporation, ITT, SPX Flow Inc. (Waukesha), Spirax Sarco (Watson Marlow), Kingsbury, Seko, Ecolab, Hoerbiger Holdings AG, Miba AG, Hillenbrand Inc. (Coperion)
Climate & Sustainability Technologies	Panasonic (Hussman Corp.), Alfa Laval, Danfoss, Stolle Machinery, Crown Holdings

International

Consistent with our strategic focus on positioning our businesses for growth, we aim to grow our revenue in international markets, particularly in developing economies in Asia, the Middle East, Eastern Europe and South America.

Most of our non-U.S. subsidiaries and affiliates are currently based in China, France, Germany, Italy, Sweden, Switzerland, the United Kingdom, and other locations including Australia, Brazil, Canada, India, Mexico, and the Netherlands.

The following table shows annual revenue derived from customers outside the U.S. as a percentage of total annual revenue for each of the last three years, by segment and in total:

	Percentage of Non-U.S. Revenue by Segment		
	Years Ended December 31,		
	2024	2023	2022
Engineered Products	33 %	35 %	35 %
Clean Energy & Fueling	43 %	44 %	41 %
Imaging & Identification	72 %	72 %	72 %
Pumps & Process Solutions	49 %	53 %	51 %
Climate & Sustainability Technologies	37 %	43 %	40 %
Total percentage of revenue derived from customers outside of the United States	46 %	48 %	46 %

Our international operations are subject to certain risks, such as price and exchange rate fluctuations and non-U.S. governmental restrictions, which are discussed further in Item 1A. "Risk Factors." For additional details regarding our non-U.S. revenue, impact of foreign currency exchange rates, and the geographic allocation of the assets, see Management's Discussion and Analysis of Financial Condition and Results of Operations and Note 19 — Segment Information to the consolidated financial statements in Items 7 and 8, respectively, of this Form 10-K.

Environmental Matters

Sustainability

We are committed to creating economic value for shareholders by developing products designed to help our customers meet their sustainability goals, run their operations more efficiently and satisfy evolving regulatory and environmental standards. We believe that sustainability-driven innovation in response to customer demand helps us contribute positively to enhanced resource efficiency and waste reduction while presenting a valuable growth opportunity. Aligned with this commitment, in 2021, we announced science-based targets to reduce our greenhouse gas emissions. These targets include an absolute reduction of scope 1 and scope 2 market-based greenhouse gas emissions of 30 percent by 2030, from a 2019 baseline year, and an absolute reduction of scope 3 greenhouse gas emissions of 15 percent by 2030, from a 2019 baseline year.

We highlight key initiatives and performance metrics about our sustainability activities under the "Sustainability" tab on our website, www.dovercorporation.com.

Other Matters

Our operations are governed by a variety of international, national, state and local environmental laws. We are committed to continued compliance and believe our operations generally are in substantial compliance with these laws. In a few instances, particular plants and businesses have been the subject of administrative and legal proceedings with governmental agencies or private parties relating to the discharge or potential discharge of regulated substances. Where necessary, these matters have been addressed with specific consent orders to achieve compliance.

There have been no material effects upon our earnings and competitive position resulting from our compliance with laws or regulations enacted or adopted relating to the protection of the environment. We are aware of a number of existing or upcoming regulatory initiatives intended to reduce emissions in geographies where our manufacturing and warehouse/distribution facilities are located and have evaluated the potential impact of these regulations on our businesses. We anticipate that direct impacts from regulatory actions will not be significant in the short- to medium-term. We expect the regulatory impacts associated with climate change regulation would be primarily indirect and would result in "pass-through" costs from energy suppliers, suppliers of raw materials and other services related to our operations.

Other Information

We make available free of charge through the "Investor Information" link on our website, www.dovercorporation.com, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to these reports. We post each of these reports on the website as soon as reasonably practicable after the report is filed with the Securities and Exchange Commission. The contents of our website are not intended to be incorporated by reference into this Form 10-K, and any reference to our website is intended to be inactive textual references only.

ITEM 1A. RISK FACTORS

The risk factors discussed in this section should be considered together with information included elsewhere in this Form 10-K and should not be considered the only risks to which we are exposed. In general, we are subject to the same general risks and uncertainties that impact many other industrial companies such as general economic, industry and/or market conditions and growth rates; the impact of natural disasters and their effect on global markets; and changes in laws or accounting rules. Additional risks and uncertainties not currently known to us or that we currently believe are immaterial also may impair our businesses, including our results of operations, liquidity and financial condition.

Business and Operational Risks

- ***Recessions, adverse market conditions or downturns in the markets we serve could adversely affect our operations.***

  In the past, our operations have been exposed to volatility due to changes in general economic conditions or consumer preferences, recessions or adverse conditions in the markets we serve. In the future, similar changes could adversely impact overall sales, operating results (including potential impairment charges for goodwill or other long-lived assets) and cash flows. Moreover, during economic downturns we may undertake more extensive restructuring actions, including workforce reductions, global facility consolidations, centralization of certain business support activities, and other cost reduction initiatives, and incur higher costs. As these plans and actions can be complex, the anticipated operational improvements, efficiencies and other benefits might be delayed or not realized. We are unable to determine the impact that recessions, adverse market conditions or downturns will have on our financial position, operating results and cash flows in future periods.

- ***Increases in labor costs, potential labor disputes and work stoppages or an inability to hire skilled personnel could adversely affect our business.***

  We have a number of collective bargaining units in the U.S. and various collective labor arrangements outside the U.S. We are subject to potential work stoppages, union and works council campaigns and other labor disputes, any of which could adversely impact our productivity, reputation, results of operations, financial condition and cash flows.

  Furthermore, the competition for skilled personnel is often intense in the regions in which our manufacturing facilities are located. A sustained labor shortage or increased turnover rates within our employee base, increases in the salaries and wages paid by competing employers, as a result of general macroeconomic factors or otherwise, could lead to increased costs, such as increased overtime to meet demand and potentially further increase salaries and wage rates to attract and retain employees, and could negatively affect our ability to efficiently operate our manufacturing facilities and overall business. If we are unable to hire and retain employees capable of performing at a high level, our business, financial condition and results of operations could be adversely affected.

- ***Our reputation, ability to do business and results of operations may be impaired by improper conduct by any of our employees, agents, or business partners.***

  While we strive to maintain high standards, we cannot provide assurance that our internal controls and compliance systems will always protect us from acts committed by our employees, agents, or business partners that would violate the laws of the jurisdictions where we do business, including the laws governing payments to government officials, bribery, fraud, anti-kickback and false claims, competition, export and import compliance, environmental compliance, money laundering and data privacy, as well as the improper use of proprietary information or social media. Any such violations of law or improper actions could: subject us to civil or criminal investigations; lead to substantial civil or criminal, monetary and non-monetary penalties and related shareholder lawsuits; lead to increased costs of compliance; and damage our reputation, our consolidated results of operations, financial condition and cash flows.

- ***We are subject to risks relating to our existing international operations and expansion into new geographical markets.***

Approximately 46% and 48% of our revenues for 2024 and 2023, respectively, were derived outside the United States and we expect international sales to continue to represent a significant portion of our revenues given our global growth strategy. As a result of our international operations and our global expansion strategy, we are subject to various risks, including:

- o political, social and economic instability and disruptions;

- o government import and export controls, economic sanctions, embargoes or trade restrictions;

- o the imposition of duties and tariffs and other trade barriers and retaliatory countermeasures;

- o limitations on ownership and dividend of earnings;

- o transportation delays and interruptions;

- o risk to theft of proprietary information and/or intellectual property;

- o labor unrest and current and changing regulatory environments;

- o widespread public health crises, such as a pandemic or epidemic;

- o increased compliance costs, including costs associated with disclosure requirements and related due diligence;

- o the impact of loss of a single-source manufacturing facility;

- o difficulties in staffing and managing multi-national operations;

- o limitations on our ability to enforce legal rights and remedies;

- o potentially adverse tax consequences; and

- o access to or control of networks and confidential information due to local government controls and vulnerability of local networks to cyber risks.

If we are unable to successfully manage the risks associated with expanding our global business or adequately manage operational risks of our existing international operations, the risks could have a material adverse effect on our growth in geographic markets, our reputation, our consolidated results of operations, financial position and cash flows.

- ***Our businesses or operations may be adversely affected by natural or human-induced disasters, acts of war, terrorism, international conflicts, and public health crises.***

Our businesses or operations may be adversely affected by natural or human-induced disasters including, but not limited to, earthquakes; tsunamis; floods; hurricanes, cyclones or typhoons; fires; other extreme weather conditions; power or water shortages; telecommunications failures; materials scarcity; terrorist acts, civil unrest, conflicts or wars; and health epidemics or pandemics. The occurrence of any such event, and the measures taken in response thereto, may disrupt the global economy and adversely impact our operations, including demand for our products across multiple end-markets as well as our supply chain and operations. Existing insurance coverage may not provide protection for all of the costs that may arise from such events. Additionally, concerns over the economic impact of such events could cause increased volatility in financial and other capital markets, adversely impacting our stock price, our ability to access the capital markets, and our ability to fund liquidity needs.

The impacts of any such unexpected event are difficult to predict but could have a material adverse effect on our businesses, financial condition, or operations.

- ***Our operations, businesses, products and business strategy are subject to cybersecurity risks.***

Although we have processes and procedures in place designed to manage and mitigate cybersecurity risk, our business is still subject to certain risks. We depend on our own and third party information systems, including cloud-based systems and managed service providers, to store, process and protect our information and support our business activities. We also use third party systems to support employee data processing for our global workforce and to support customer business activities, such as transmitting payment information, providing mobile monitoring services, and capturing operational data. Additionally, some of our products contain integrated hardware and software and offer the ability to connect to networks. While we have measures in place that are designed to protect our systems and provide oversight for third party system cybersecurity risks, these systems have been and are expected to continue to be the target of cyber attacks. Although we conduct security assessments and periodic re-assessments of third party partners and other service providers, these systems have in the past and may in the future experience vulnerabilities, including from third-party or open source software code that may be incorporated into our own or our vendors' systems. Any prolonged system disruption in our systems or third-party services could negatively impact the coordination of our sales, planning, and manufacturing activities, which could harm our business.

Our business has both an increasing reliance on systems and an increasing digital footprint as a result of changing technologies, connected devices and digital offerings, as well as expanded remote work policies. If these technologies, systems, products or services are damaged, cease to function properly, are compromised due to employee or third-party contractor error, user error, malfeasance, system errors, or other vulnerabilities, or are subject to cybersecurity attacks, such as those involving denial of service attacks, unauthorized access, malicious software, ransomware, or other intrusions, misuse or malicious use of artificial intelligence, including by criminals, nation states or insiders, our business may be adversely impacted. The impacts could include production downtimes, operational delays, and other impacts on our operations and ability to provide products and services to our customers; compromise of confidential, proprietary or otherwise protected information, including personal information and customer confidential data; destruction, corruption, or theft of data or intellectual property; manipulation, disruption, or improper use of these technologies, systems, products or services; financial losses from fraudulent transactions, remedial actions, loss of business or potential liability; adverse media coverage; legal claims or legal proceedings, including regulatory investigations, actions and fines; and damage to our reputation. We regularly assess our threat landscape and monitor our systems and other technical security controls, maintain information security policies and procedures, including a breach response plan, ensure maintenance of backup and protective systems, and have a team of security personnel managing our efforts and initiatives. However, there has been a rise in the number of cyberattacks targeting confidential business information generally and in the manufacturing industry specifically, as well as an increase in cyberattacks targeting managed service providers, by both state-sponsored and criminal organizations. Moreover, there has been a rise in the number of cyberattacks that depend on human error or manipulation, including phishing attacks or schemes that use social engineering to gain access to systems or perpetuate wire transfer or other frauds.

These trends increase the likelihood of such events occurring as well as the costs associated with protecting against such events. It is possible for vulnerabilities in our systems to remain undetected for an extended period of time up to and including several years. We attempt to mitigate these risks by employing a number of measures, including employee training, systems monitoring and other technical security controls, vulnerability scanning, risk assessments, a breach response plan, maintenance of backup and protective systems, and security personnel. Notwithstanding those measures, our systems, networks, products and services remain potentially vulnerable to known or unknown cybersecurity attacks and other threats, any of which could have a material adverse effect on our consolidated results of operations, financial condition and cash flows. We continuously monitor and develop our systems to protect our technology infrastructure and data from misappropriation or corruption. However, a cybersecurity attack could persist for an extended period of time before being detected, and, following detection, it could take considerable time for us to obtain full and reliable information about the extent, amount and type of information compromised. During the course of an investigation, we may not know the full impact of the event and how to remediate it, and actions, decisions and mistakes that are taken or made may further increase the negative effects of the event on our business, results of operations and reputation. While we maintain insurance coverage that is intended to address certain aspects of cybersecurity risks, such insurance coverage may not cover all losses or all types of claims that arise. As cyber threats continue to evolve, cybersecurity and data protection laws and regulations continue to develop in the U.S. and globally, and our business continues to move toward increased online connectivity within our information systems and through more Internet-enabled products and offerings, we expect to expend additional resources to continue to build out our compliance programs, strengthen our information security, data protection and business continuity measures, and investigate and remediate vulnerabilities. For additional information on our cybersecurity risk management, strategy and governance, see Item 1C. "Cybersecurity."

- *Unforeseen developments in contingencies such as litigation and product recalls could adversely affect our consolidated results of operations, financial condition and cash flows.*

We and certain of our subsidiaries are, and from time to time may become, parties to a number of legal proceedings incidental to our businesses, including alleged injuries arising out of the use of products or exposure to hazardous substances, or claims related to patent infringement, employment matters and commercial disputes. The defense of these lawsuits may require significant expenses and divert management's attention, and we may be required to pay damages that could adversely affect our consolidated results of operations, financial condition and cash flows. In addition, any insurance or indemnification rights that we may have may be insufficient or unavailable to protect us against potential loss exposures.

We may be exposed to product recalls and adverse public relations if our products are alleged to have defects, to cause property damage, to cause injury or illness, or if we are alleged to have violated governmental regulations. A product recall could result in substantial and unexpected expenditures, which would reduce operating profit and cash flow. In addition, a product recall may require significant management attention. Product recalls may hurt the value of our brands and lead to decreased demand for our products. Product recalls also may lead to increased scrutiny by federal, state or international regulatory agencies of our operations and increased litigation and could have a material adverse effect on our consolidated results of operations, financial condition and cash flows.

- *Our revenue, operating profits and cash flows could be adversely affected if our businesses are unable to protect or obtain patent and other intellectual property rights.*

Our businesses own patents, trademarks, licenses and other forms of intellectual property related to their products and continuously invest in research and development that may result in innovations and general intellectual property rights. Our businesses employ various measures to develop, maintain and protect their intellectual property rights. These measures may not be effective in capturing intellectual property rights, and they may not prevent their intellectual property from being challenged, invalidated, or circumvented, particularly in countries where intellectual property rights are not highly developed or protected. Unauthorized use of our businesses' intellectual property rights could adversely impact the competitive position of our businesses and could have a negative impact on our consolidated results of operations, financial condition and cash flows.

- *We could be negatively impacted by environmental, social and governance (ESG) and sustainability matters.*

Governments, shareholders, customers, employees and other stakeholders are increasingly focusing on corporate ESG practices and disclosures, and expectations in this area continue to evolve and may diverge. Moreover, there are increasing government efforts, domestically and internationally, pertaining to mandatory sustainability reporting. These evolving expectations and reporting requirements may require us to expend substantial resources, could result in reduced demand for certain of our products and services, and could adversely impact our reputation, business, financial condition and results of operations if we are unable to respond to them effectively.

Industry Risks

- *Increasing product, service and price competition by international and domestic competitors, including new entrants, and our inability to introduce new and competitive products could cause our businesses to generate lower revenue, operating profits and cash flows.*

Our competitive environment is complex because of the wide diversity of the products that our businesses manufacture and the markets they serve. In general, most of our businesses compete with only a few companies. Our ability to compete effectively depends on how successfully we anticipate and respond to various competitive factors, including new products, digital solutions and support services that may be introduced by competitors, changes in customer preferences, evolving regulations, new business models and technologies and pricing pressures. If our businesses are unable to anticipate their competitors' developments or identify customer needs and preferences on a timely basis, successfully introduce new products, digital solutions and support services in response to such competitive factors, or adopt to market changes relating to climate change related policies, they could lose customers to competitors. If our businesses do not compete effectively, we may experience lower revenue, operating profits and cash flows.

- *Our operating results depend in part on the timely development and commercialization, and customer acceptance, of new and enhanced products, digital solutions and support services based on technological innovation.*

The success of new and improved products, digital solutions and support services depends on their initial and continued acceptance by our customers. Certain of our businesses sell in markets that are characterized by rapid technological changes, frequent new product introductions, changing industry standards and corresponding shifts in customer demand, which may result in unpredictable product transitions, shortened life cycles and increased importance of being first to market. Failure to correctly identify and predict customer needs and preferences, to deliver high quality, innovative and competitive products to the market, to adequately protect our intellectual property rights or to acquire rights to third-party technologies, to provide adequate data security and privacy protections and to stimulate customer demand for, and convince customers to adopt new products, digital solutions and support services could adversely affect our consolidated results of operations, financial condition and cash flows. In addition, we may experience difficulties or delays in the research, development, production or marketing of new products, digital solutions and support services which may prevent us from recouping or realizing a return on the investments required to continue to bring new products and services to market.

- *We could lose customers or generate lower revenue, operating profits and cash flows if there are significant increases in the cost of our raw materials or components, or if suppliers are not able to meet our quality and delivery requirements.*

We purchase raw materials, sub-assemblies and components for use in our manufacturing operations. Factors such as freight costs, transportation availability, inventory levels, the level of imports, the imposition of duties, tariffs and other trade barriers and general economic conditions may affect the price of these raw materials, sub-assemblies and components. Significant price increases for certain commodities, other raw materials or components could adversely affect operating profits of our businesses. While we generally attempt to mitigate the impact of increased raw material prices by hedging or passing along the increased costs to customers, there may be a time delay between the increased raw material prices and the ability to increase the prices of products, or we may be unable to increase the prices of products due to a competitor's pricing pressure or other factors.

We use a wide range of raw materials and components in our manufacturing operations that come from numerous suppliers. While we believe that sources of supply for raw materials and components are generally adequate, it is difficult to predict what effects of extended lead times or shortages may have in the future. In addition, some of the raw materials and components may be available only from limited or single source suppliers. If a single source or limited source supplier were to cease or interrupt production for any reason or otherwise fail to supply those raw materials or components to us on favorable purchase terms, including at favorable prices, in sufficient quantities and with adequate lead times needed for efficient manufacturing, our ability to meet customer commitments, and satisfy market demands for affected products could be negatively affected. The disruption of our global supply chain for any reason, including for issues such as COVID-19 or other health epidemics or pandemics, labor disputes, loss of single source or limited source supplier, inability to procure sufficient raw materials, quality control issues, ethical sourcing issues, discontinuity or disruption in our internal information and data systems or those of our suppliers, cybersecurity incidents including but not limited to ransomware attacks, misuse of artificial intelligence and machine learning technologies, a supplier's financial distress, natural disasters, looting, vandalism or acts of war or terrorism, trade sanctions or other external factors over which we have no control, could interrupt product supply and, if not effectively managed and remedied, have a material adverse impact on our business operations, financial condition and results of operations.

Legal and Regulatory Risks

• *Our businesses are subject to regulation and their profitability and reputation could be adversely affected by domestic and foreign governmental and public policy changes, risks associated with emerging markets, changes in statutory tax rates and unanticipated outcomes with respect to tax audits.*

Our businesses' domestic and international sales and operations must comply with a wide variety of laws, regulations and policies (including environmental, employment and health and safety regulations, data security laws, data privacy laws, export/import laws, tax policies such as export subsidy programs and research and experimentation credits, sustainability regulations, energy efficiency and design regulations and other similar programs). These laws, regulations and policies are complex, change frequently, have tended to become more stringent over time and may be inconsistent across jurisdictions. Failure to comply (or any alleged or perceived failure to comply) with any of the foregoing could result in civil and criminal, monetary and non-monetary penalties as well as potential damage to our reputation and disruption to our business. We cannot provide assurance that our costs of complying with new and evolving regulatory reporting requirements and current or future laws will not exceed our estimates. Any of these factors could adversely affect customer demand, our relationships with customers and suppliers, and our business and financial position.

Certain of our businesses have sales or operations in countries, including Brazil, India and China, and may in the future invest in other countries, any of which may carry high levels of currency, political, compliance, or economic risk. While these risks or the impact of these risks are difficult to predict, any one or more of them could adversely affect our businesses and reputation.

Our effective tax rate is impacted by the mix of earnings among countries with differing statutory tax rates, changes in the valuation allowance of deferred tax assets and changes in income tax laws. The amount of income taxes and other taxes paid can be adversely impacted by changes in statutory tax rates and laws and are subject to ongoing audits by governmental authorities. If these audits result in assessments different from amounts estimated, then our consolidated results of operations, financial position and cash flows may be adversely affected by unfavorable tax adjustments.

Financial and Strategic Risks

• *Our exposure to exchange rate fluctuations on cross-border transactions and the translation of local currency results into U.S. dollars could negatively impact our results of operations.*

We conduct business through our subsidiaries in many different countries, and fluctuations in currency exchange rates could have a significant impact on our reported consolidated results of operations, financial condition and cash flows, which are presented in U.S. dollars. Cross-border transactions, both with external parties and intercompany relationships, result in increased exposure to foreign exchange effects. Accordingly, significant changes in currency exchange rates, particularly the euro, Chinese renminbi (yuan), Swedish krona, pound sterling, Indian rupee, Singapore dollar, Danish krone, and Canadian dollar, could cause fluctuations in the reported results of our businesses' operations that could negatively affect our results of operations. Additionally, the strengthening of certain currencies such as the euro and U.S. dollar potentially exposes us to competitive threats from lower cost producers in other countries. Our sales are translated into U.S. dollars for reporting purposes. The strengthening of the U.S. dollar could result in unfavorable translation effects as the results of foreign locations are translated into U.S. dollars.

- *Our growth and results of operations may be adversely affected if we are unsuccessful in our capital allocation and acquisition program.*

  We expect to continue our strategy of seeking to acquire value creating add-on businesses that broaden our existing position and global reach as well as, in the right circumstances, strategically pursue larger acquisitions that could have the potential to either complement our existing businesses or allow us to pursue a new platform. However, there can be no assurance that we will be able to continue to find suitable businesses to purchase, that we will be able to acquire such businesses on acceptable terms, or that all closing conditions will be satisfied with respect to any pending acquisition. In addition, we face the risk that a completed acquisition may underperform relative to expectations. We may not achieve the synergies originally anticipated, may become exposed to unexpected liabilities or may not be able to sufficiently integrate completed acquisitions into our current business and growth model. Further, if we fail to allocate our capital appropriately, in respect of either our acquisition program or organic growth in our operations, we could be overexposed in certain markets and geographies and unable to expand into adjacent products or markets. These factors could potentially have an adverse impact on our consolidated results of operations, financial condition and cash flows.

- *The indemnification provisions of acquisition and disposition agreements by which we have acquired or sold or disposed of companies may not fully protect us and may result in unexpected liabilities.*

  Certain of the acquisition agreements by which we have acquired companies require the former owners to indemnify us against certain liabilities related to the operation of those companies before we acquired them. In most of these agreements, however, the liability of the former owners is limited and certain former owners may be unable to meet their indemnification responsibilities. Similarly, the purchasers of our disposed operations may from time to time agree to indemnify us for operations of such businesses after the closing. We cannot be assured that any of these indemnification provisions will fully protect us, and as a result we may face unexpected liabilities that adversely affect our consolidated results of operations, financial condition and cash flows. In addition, we have retained certain liabilities directly or through indemnifications made to the buyers of businesses we have sold or disposed against known and unknown contingent liabilities such as tax liabilities and environmental matters.

  There can be no assurance that the indemnity agreements will be sufficient to protect us against the full amount of any liabilities that may arise, or that the indemnitors will be able to fully satisfy their indemnification obligations. The failure to receive amounts for which we are entitled to indemnification could adversely affect our results of operations, cash flows and financial condition.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 1C. CYBERSECURITY

Risk Management and Strategy

We continue to face significant and persistent cybersecurity risks and our business has both an increasing reliance on systems and an increasing digital footprint as a result of changing technologies, connected devices and digital offerings, as well as expanded remote work policies. We regularly assess our threat landscape and monitor our systems and other technical security controls, maintain information security policies and procedures, including a breach response plan, take steps to ensure maintenance of backup and protective systems, and have a team of security personnel managing our efforts and initiatives. We regularly review our policies, practices, and plans with assistance from third party experts and advisors for certification purposes, including with respect to SOC 2 certifications and Payment Card Industry Data Security Standard (PCI-DSS) certifications where relevant, and leverage third party resources to support our cyber risk defense, monitoring and response processes. We conduct security assessments and periodic re-assessments on key third party partners and other service providers with access to information assets of Dover. We review independent audit reports from key third party partners and other service providers with access to information assets at least annually. In addition, our online employees are required to participate in cyber, information security, and privacy training at least annually.

From an operational perspective, we use vulnerability scanning tools to assess potential data security risks. We correlate the results and prioritize any key actions based on threat modeling analysis and monitor any such actions in-progress with the system owners based on assigned timelines for remediation. However, patch and vulnerability management, including for products and information assets, remains a complex and key risk that has in the past led to and may in the future lead to exploits, security breaches and service disruption. We also integrate security measures into our digital products and services, although product security risks will continue to evolve and grow more complex.

Our product security efforts are informed in part by key tenants of various industry security standards such as ISA 62443, UL 2000-1, and certain standards from the National Institute of Standards & Technology ("NIST"). As part of our efforts, we conduct risk assessments and prioritize security validation for certain of our products. For example, we conduct security testing and remediation on a risk-based prioritized basis prior to releasing certain products into the market, as well as periodically post-release to discover potential issues in code, firmware, and protocols and to consider potential security patches or future version updates. We have received SOC 2 certifications for some of our products and software offerings and continue to strive to meet similar requirements for other digital offerings.

Our enterprise risk management program, led by a team of senior executives, includes the performance of an annual risk assessment made at the corporate center and operating company levels, and is designed to identify enterprise level risks we may face, including cybersecurity risk at a high level. Each quarter, this team reassesses the identified enterprise risks, the severity of these risks, and the status of efforts to mitigate them. We also engage consultants and other third parties for periodic risk and vulnerability testing and assessment.

We also maintain insurance coverage that is intended to address certain aspects of cybersecurity risks.

Notwithstanding any of these measures, our systems, networks, products and services remain potentially vulnerable to known or unknown cybersecurity attacks and other threats, any of which could have a material adverse effect on our consolidated results of operations, financial condition and cash flows. We have experienced, and will continue to experience, cyber incidents in the normal course of our business. As of the date of this report, we have not identified any specific risks from cybersecurity threats, including those from any previous cybersecurity incidents, that have materially affected us, our business strategy, results of operation or financial condition. However, there can be no assurances that a cybersecurity threat or incident that could have a material impact on us will not occur in the future. For additional information on the risks we face from cyber security threats, please see the risk factor titled, "Our operations, businesses, products, and business strategy are subject to cybersecurity risks,"in Item 1A. "Risk Factors."

Governance

Our Board has established a risk management process to identify and manage material risks at the enterprise level, including the potential impact of key cybersecurity threats. The full Board meets with the Senior Vice President & Chief Digital Officer (CDO) and our Chief Information Security Officer (CISO) on at least an annual basis to discuss our cybersecurity posture. The Board also periodically receives targeted briefings related to cybersecurity and reviews our incident response capabilities.

Our CDO and CISO work to protect the Company's information systems from cybersecurity threats and to promptly assist in coordinating a response to any cybersecurity incidents in accordance with the Company's cybersecurity incident response and recovery plans and processes as described above. The CDO is responsible for corporate-wide data security, and the CISO is responsible for developing, implementing and enforcing security policies at the corporate level and providing guidance for the operating companies to manage our overall cybersecurity risks. The CDO and CISO are informed about and monitor the prevention, mitigation, detection, and remediation of cybersecurity incidents through their management of the cybersecurity incident response and recovery plans and processes, as described above. The CDO and CISO also periodically meet with certain corporate officers, such as the Company's Chief Financial Officer and General Counsel to review and discuss cybersecurity issues.

The CDO has over 30 years of information technology experience, including at several Fortune 500 companies and including experience with cybersecurity initiatives that address governance, operational practices, cyber-awareness and technology. The CISO has over 25 years of cybersecurity and risk management experience, specializing in strategy, architecture, and operational practices at multiple Fortune 500 companies. The CDO holds an undergraduate degree in electrical and electronics engineering, a master's degree in computer science and a master's degree in business administration. The CISO holds an undergraduate degree in political science and a master's degree in information security, along with Certified Information Systems Security Professional (CISSP) and Information Systems Security Management Professional (ISSMP) certifications.

The CDO and CISO annually brief our full Board of Directors on enterprise-wide cybersecurity risk management and our overall cybersecurity risk environment.

ITEM 2. PROPERTIES

The number, type, location and size of the properties used by our operations as of December 31, 2024 are shown in the following charts, by segment:

	Number and nature of facilities				Square footage (in 000s)	
	Manufacturing	**Warehouse**	**Sales / Service**	**Total**	**Owned**	**Leased**
Engineered Products	21	5	6	32	2,046	601
Clean Energy & Fueling	47	16	34	97	1,719	2,334
Imaging & Identification	12	3	46	61	625	576
Pumps & Process Solutions	36	15	24	75	2,693	1,289
Climate & Sustainability Technologies	26	10	15	51	1,646	2,576

	Locations					Expiration dates of leased facilities (in years)	
	North America	**Europe**	**Asia**	**Other**	**Total**	**Minimum**	**Maximum**
Engineered Products	14	10	2	1	27	1	7
Clean Energy & Fueling	39	20	9	2	70	1	10
Imaging & Identification	9	26	18	4	57	1	9
Pumps & Process Solutions	36	20	11	1	68	1	10
Climate & Sustainability Technologies	16	11	10	2	39	1	9

Our owned and leased facilities are well-maintained and suitable for our operations.

ITEM 3. LEGAL PROCEEDINGS

See Note 16 — Commitments and Contingent Liabilities in the consolidated financial statements in Item 8 of this Form 10-K.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

All of our officers are elected annually at the first meeting of the Board of Directors following our annual meeting of shareholders, and are subject to removal at any time by the Board of Directors. Our executive officers as of February 14, 2025, and their positions with Dover (and, where relevant, prior business experience) for the past five years, are as follows:

Name	Age	Positions Held and Prior Business Experience
Richard J. Tobin	61	President and Chief Executive Officer (since May 2018) and Director (since August 2016) of Dover; prior thereto Chief Executive Officer (from 2013 to 2018) of CNH Industrial NV.
Jeffrey Yehle	59	Senior Vice President and Chief Human Resources Officer (since July 2024) of Dover; prior thereto Executive Vice President, Chicago Market Leader of Gallagher (from September 2020 to July 2024); prior thereto Regional Vice President of Sharecare (from August 2019 to September 2020).
Ivonne M. Cabrera	58	Senior Vice President, General Counsel and Secretary (since January 2013) of Dover.
Christopher B. Woenker	42	Senior Vice President and Chief Financial Officer (since January 31, 2025) of Dover; prior thereto Segment Chief Financial Officer (from June 2017 to January 2025) of Dover.
Girish Juneja	55	Senior Vice President and Chief Digital Officer (since May 2017) of Dover; prior thereto Senior Vice President/Chief Technology Officer and General Manager of the Marketplace Solutions Business of Altisource (from January 2014 to April 2017).
James M. Moran	59	Vice President, Treasurer (since November 2015) of Dover; prior thereto Senior Vice President and Treasurer (from June 2013 to August 2015) of Navistar International Corporation ("NIC"); prior thereto Vice President and Treasurer (from 2008 to June 2013) of NIC; also served as Senior Vice President and Treasurer of Navistar, Inc. (from June 2013 to August 2015).
Ryan W. Paulson	51	Vice President and Controller (since July 2019) of Dover; prior thereto Assistant Controller, Global Consolidations and Operations Accounting (from August 2017 to July 2019); prior thereto partner at PricewaterhouseCoopers LLP (from July 2012 to June 2017).

Brad M. Cerepak, who was formerly Senior Vice President and Chief Financial Officer (since May 2011) of Dover, retired as of January 31, 2025.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information and Dividends

The principal market in which Dover common stock is traded is the New York Stock Exchange.

Holders

As of February 3, 2025, there were 1,078 holders of record of Dover common stock.

Securities Authorized for Issuance Under Equity Compensation Plans

Information relating to securities authorized for issuance under our equity compensation plans is contained in Part III, Item 12 of this Form 10-K.

Recent Sales of Unregistered Securities

None.

Issuer Purchases of Equity Securities

In August 2023, the Company's Board of Directors approved a standing share repurchase authorization whereby the Company may repurchase up to 20 million shares beginning on January 1, 2024 through December 31, 2026. There were no share repurchases during the fourth quarter of 2024. As of December 31, 2024, 17,130,718 shares remained authorized for repurchase under the August 2023 share repurchase authorization.

Performance Graph

This performance graph does not constitute soliciting material, is not deemed filed with the Securities and Exchange Commission ("SEC"), and is not incorporated by reference in any of our filings under the Securities Act of 1933 or the Exchange Act of 1934, whether made before or after the date of this Form 10-K and irrespective of any general incorporation language in any such filing, except to the extent we specifically incorporate this performance graph by reference therein.


Comparison of Five-Year Cumulative Total Return [+]
Dover Corporation, S&P 500 Index, S&P 500 Industrials Index

Total Shareholder Returns




Data Source: Research Data Group, Inc.

_____

[+]Total return assumes reinvestment of dividends.

This graph assumes $100 invested on December 31, 2019 in Dover common stock, the S&P 500 Index and the S&P 500 Industrials Index.

ITEM 6. [RESERVED]

Not required.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is intended to help the reader understand our results of operations and financial condition for the year ended December 31, 2024, 2023 and 2022. The MD&A should be read in conjunction with our consolidated financial statements and Notes included in Item 8 of this Form 10-K. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed elsewhere in this Form 10-K, particularly in Item 1A. "Risk Factors" and in the "Special Note Regarding Forward-Looking Statements" preceding Part I of this Form 10-K.

Throughout this MD&A, we refer to measures used by management to evaluate performance, including a number of financial measures that are not defined under accounting principles generally accepted in the United States of America ("GAAP"). Please see "Non-GAAP Disclosures" at the end of this Item 7 for further detail on these financial measures. We believe these measures provide investors with important information that is useful in understanding our business results and trends. Reconciliations within this MD&A provide more details on the use and derivation of these measures.

OVERVIEW

Dover Corporation is a diversified global manufacturer and solutions provider delivering innovative equipment and components, consumable supplies, aftermarket parts, software and digital solutions and support services.

For the year ended December 31, 2024, consolidated revenue was $7.7 billion, an increase of $61.4 million or 0.8%, as compared to the prior year. The increase is driven by acquisition-related growth of 3.0%, partially offset by a disposition-related decline of 2.0% and an unfavorable impact from foreign currency translation of 0.2%. The results were driven by acquisitions, solid demand across most end markets and strategic pricing initiatives.

Organic revenue remained flat due to increases of 8.2%, 2.6%, 2.4%, and 1.4% in our Engineered Products, Clean Energy & Fueling, Imaging & Identification, and Pumps & Process Solutions segments, respectively, offset by the Climate & Sustainability Technologies segment which declined 11.2%. For further information, see "Segment Results of Operations" within this Item 7.

From a geographic perspective, organic revenue for the U.S., our largest market, grew 3.8% as compared to the prior year, driven by broad-based growth primarily in our Engineered Products and Clean Energy & Fueling segments. Revenue in Asia and Europe declined 7.1% and 3.1%, respectively, while revenue in Other Americas grew 5.6%. All other geographic markets declined 17.4% organically year over year.

Bookings increased 7.3% over the prior year to $7.7 billion for the year ended December 31, 2024. This included organic bookings growth of 6.5% and acquisition-related growth of 3.2%, partially offset by a disposition-related decline of 2.1% and an unfavorable impact from foreign currency translation of 0.3%.

Restructuring and other costs of $85.0 million included restructuring charges of $69.8 million and other costs of $15.2 million. Restructuring and other costs were primarily related to headcount reductions and product line and other exit costs in the Clean Energy & Fueling and Climate & Sustainability Technologies segments. Other costs (benefits) were primarily due to non-cash asset impairment charges and reorganization costs in the Climate & Sustainability Technologies and Imaging & Identification segments, respectively. For further discussion related to our restructuring and other costs, see "Restructuring and Other Costs (Benefits)," within this Item 7.

During the year ended December 31, 2024, the Company completed eight business acquisitions for approximately $674.0 million, net of cash acquired and inclusive of measurement period adjustments and contingent consideration. See Note 3 — Acquisitions in the consolidated financial statements in Item 8 of this Form 10-K for further details regarding the businesses acquired during the year.

On March 31, 2024, the Company completed the sale of the De-Sta-Co business, an operating company within the Engineered Products segment, for total consideration, net of cash transferred of $675.9 million. This sale resulted in a pre-tax gain on disposition of $530.3 million, included within the consolidated statements of earnings for the year ended December 31, 2024. See Note 4 — Discontinued and Disposed Operations in the consolidated financial statements in Item 8 of this Form 10-K for further details.

On September 30, 2024, a minority owned equity method investment held within the Climate & Sustainability Technologies segment was sold and the Company received its proportionate share of the proceeds amounting to $93.0 million. The sale resulted in a preliminary pre-tax gain of $67.4 million, included within the consolidated statements of earnings for the year ended December 31, 2024. See Note 4 — Discontinued and Disposed Operations in the consolidated financial statements in Item 8 of this Form 10-K for further details.

On October 8, 2024, the Company completed the sale of the Environmental Solutions Group ("ESG") business, an operating company within the Engineered Products segment, for total consideration, net of cash transferred, of $2.0 billion. This sale resulted in a preliminary pre-tax gain on disposition of $1.6 billion, included within earnings from discontinued operations, net in the consolidated statements of earnings for the year ended December 31, 2024. For all periods presented, the results of ESG prior to the sale are classified as discontinued operations as the disposal represented a strategic shift with a major impact on our operations and financial results. See Note 4 — Discontinued and Disposed Operations in the consolidated financial statements in Item 8 of this Form 10-K for further details. The discussion within this MD&A, unless otherwise noted, relates solely to our continuing operations.

During the year ended December 31, 2024, the Company received a total of 2,869,282 shares upon completion of a $500 million accelerated repurchase program (the "ASR Program"). The total number of shares ultimately repurchased under the ASR Program was based on the volume-weighted average share price of Dover's common stock during the calculation period of the accelerated share repurchase program, less a discount, which was $174.26 over the term of the ASR Program. During the year ended December 31, 2024, exclusive of the ASR Program, there were no share repurchases.

CONSOLIDATED RESULTS OF OPERATIONS

(dollars in thousands, except per share figures)	Years Ended December 31,			% / Point Change	
	2024	**2023**	**2022**	**2024 vs. 2023**	**2023 vs. 2022**
Revenue	$ 7,745,909	$ 7,684,476	$ 7,844,174	0.8 %	(2.0)%
Cost of goods and services	4,787,288	4,816,932	4,939,221	(0.6)%	(2.5)%
Gross profit	2,958,621	2,867,544	2,904,953	3.2 %	(1.3)%
Gross profit margin	*38.2 %*	*37.3 %*	*37.0 %*	*0.90*	*0.30*
Selling, general and administrative expenses	1,752,266	1,648,204	1,625,312	6.3 %	1.4 %
Selling, general and administrative expenses as a percent of revenue	*22.6 %*	*21.4 %*	*20.7 %*	*1.20*	*0.70*
Operating earnings	1,206,355	1,219,340	1,279,641	(1.1)%	(4.7)%
Interest expense	131,171	131,304	116,456	(0.1)%	12.7 %
Interest income	(37,158)	(13,496)	(4,429)	175.3 %	204.7 %
Gain on dispositions	(597,798)	—	—	nm*	nm*
Other income, net	(46,876)	(21,468)	(22,589)	118.4 %	(5.0)%
Earnings before provision for income taxes	1,757,016	1,123,000	1,190,203	56.5 %	(5.6)%
Provision for income taxes	357,048	179,136	200,291	99.3 %	(10.6)%
Effective tax rate	*20.3 %*	*16.0 %*	*16.8 %*	*4.30*	*(0.8)*
Earnings from continuing operations	1,399,968	943,864	989,912	48.3 %	(4.7)%
Earnings from discontinued operations, net	1,297,158	112,964	75,464	nm*	nm*
Net earnings	$ 2,697,126	$ 1,056,828	$ 1,065,376	155.2 %	(0.8)%
Earnings per common share from continuing operations - diluted	$ 10.09	$ 6.71	$ 6.89	50.4 %	(2.6)%

*nm: not meaningful

Revenue

Revenue for the year ended December 31, 2024 increased $61.4 million, or 0.8% to $7.7 billion compared with 2023. Organic revenue remained flat as pricing actions and broad-based demand across most of the portfolio were offset by lower shipments of beverage can-making equipment, polymer processing equipment, and European heat exchangers. The increase in revenue was driven by acquisition-related growth of 3.0% primarily in our Clean Energy & Fueling and Pumps & Process Solutions segments, partially offset by a disposition-related decline of 2.0% in our Engineered Products segment and an unfavorable impact from foreign currency translation of 0.2%. Customer pricing favorably impacted revenue in 2024 by approximately 1.6% and by 3.8% in the prior year.

Revenue for the year ended December 31, 2023 decreased $159.7 million, or 2.0% to $7.7 billion compared with 2022. Organic revenue decline of 2.8% was primarily due to general reduction in our customers' and distribution channels' inventory levels that resulted from lead time normalization and higher inventory carrying costs driven by interest rate increases. Acquisition-related growth increased by 1.0% primarily driven by our Pumps & Process Solutions segment, offset by an unfavorable impact from foreign currency translation of 0.2%. Customer pricing favorably impacted revenue in 2023 by approximately 3.8% and by 6.7% in the prior year.

Gross Profit

Gross profit for the year ended December 31, 2024, increased $91.1 million, or 3.2%, to $3.0 billion compared with 2023, primarily driven by positive product mix, pricing and productivity actions. Gross profit margin increased 90 basis points to 38.2% as compared to the prior year driven by benefits from mix, pricing, price versus cost dynamics and productivity initiatives, partially offset by inflationary headwinds, acquisition integration costs and lower volumes across some of the Company's businesses.

Gross profit for the year ended December 31, 2023, decreased $37.4 million, or 1.3%, to $2.9 billion compared with 2022, primarily due to lower volumes across some end markets, partially offset by positive market conditions in certain secular growth-exposed businesses, as well as pricing, productivity initiatives and restructuring actions. Gross profit margin increased 30 basis points to 37.3% as compared to the prior year driven by benefits from pricing, productivity and restructuring actions, partially offset by lower volumes across some of the Company's businesses.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the year ended December 31, 2024 increased $104.1 million, or 6.3% to $1.8 billion compared with 2023, primarily driven by increased employee compensation and benefits and acquisition-related amortization. As a percentage of revenue, selling, general and administrative expenses increased 120 basis points to 22.6%, reflecting an increase in expense which exceeded the increase in the revenue base.

Selling, general and administrative expenses for the year ended December 31, 2023 increased $22.9 million, or 1.4% to $1.6 billion compared with 2022, primarily driven by increased restructuring, employee compensation and benefits and acquisition-related transaction and integration costs, partially offset by lower contract labor costs. As a percentage of revenue, selling, general and administrative expenses increased 70 basis points to 21.4%, reflecting a decrease in the revenue base.

Research and development costs, including qualifying engineering costs, are expensed when incurred and amounted to $149.6 million, $139.1 million and $151.4 million for the years ended December 31, 2024, 2023 and 2022, respectively. These costs as a percent of revenue were 1.9%, 1.8% and 1.9% for the years December 31, 2024, 2023 and 2022, respectively.

Non-Operating Items

Interest Expense, net

For the year ended December 31, 2024, interest expense, net of interest income, decreased $23.8 million, or 20.2%, to $94.0 million compared with 2023 primarily due to interest income generated by the proceeds from the sale of ESG held in highly liquid short-term investments.

For the year ended December 31, 2023, interest expense, net of interest income, increased $5.8 million, or 5.2%, to $117.8 million compared with 2022 primarily driven by increased higher average interest rates since the prior year, partially offset by decreased commercial paper borrowings.

Gain on Dispositions

Gain on dispositions of $597.8 million for the year ended December 31, 2024 was driven by the sale of the De-Sta-Co business on March 31, 2024, and the sale of a minority owned equity method investment on September 30, 2024. See Note 4 — Discontinued and Disposed Operations in the consolidated financial statements in Item 8 of this Form 10-K for further details.

There were no significant dispositions in the years ended 2023 and 2022.

Other Income, net

Other income, net includes non-service pension benefit, deferred compensation plan investments gain or loss, earnings or charges from equity method investments, foreign exchange gain or loss, and various other items. Other income, net for the years ended December 31, 2024, 2023 and 2022 was $46.9 million, $21.5 million and $22.6 million, respectively.

For the year ended December 31, 2024, other income increased compared to 2023 primarily driven by increased non-service pension benefit and increased deferred compensation plan investment gain. For the year ended December 31, 2023, other income decreased compared to 2022 due to the decrease in non-service pension benefit, partially offset by increased non-operational income and increased earnings from our equity method investments.

Income Taxes

Our businesses have a global presence with 35.8%, 45.8% 46.7% of our pre-tax earnings in 2024, 2023 and 2022, respectively, generated in foreign jurisdictions. Foreign earnings are generally subject to local country tax rates that differ from the 21.0% U.S. statutory tax rate.

Our effective tax rate was 20.3% for the year ended December 31, 2024, compared to 16.0% and 16.8% for the years ended December 31, 2023 and December 31, 2022, respectively. The 2024 tax rate was primarily driven by gains on dispositions. The 2023 rate was primarily driven by the release of a valuation allowance against non-U.S. tax loss carryforwards mainly related to an internal reorganization, partially offset by accrual of withholding taxes on current and future repatriation of certain foreign earnings.The 2022 rate was primarily driven by favorable audit resolutions, including a reduction to income taxes previously recorded related to the Tax Cut and Jobs Act.

The Company is continuing to monitor the changes in tax laws resulting from the Organization for Economic Cooperation and Development's multi-jurisdictional plan of action to address base erosion and profit shifting. We do not expect this to have a material impact on our effective tax rate.

See Note 14 — Income Taxes in the consolidated financial statements in Item 8 of this Form 10-K for additional details.

Earnings from Continuing Operations

For the year ended December 31, 2024, earnings from continuing operations increased $456.1 million, or 48.3%, to $1.4 billion, or $10.09 per diluted share, compared with earnings from continuing operations of $943.9 million, or $6.71 per diluted share, for the year ended December 31, 2023. Earnings from continuing operations increased primarily from gain on dispositions, pricing actions and benefits from productivity initiatives, partially offset by lower volumes across some of the Company's businesses, and increased selling, general and administrative expenses.

For the year ended December 31, 2023, earnings from continuing operations decreased $46.0 million, or 4.7% to $943.9 million or $6.71 per diluted share compared with earnings from continuing operations of $989.9 million or $6.89 per diluted share, for the year ended December 31, 2022. Earnings from continuing operations decreased primarily due to lower volumes across some of the Company's businesses and increased selling, general and administrative expenses, partially offset by customer pricing actions and benefits from productivity initiatives.

Discontinued Operations

For the years ended December 31, 2024, 2023, and 2022, the historical results of ESG were presented as discontinued operations as the sale represented a strategic shift that will have a major impact on our operations and financials results.

For the years ended December 31, 2024, 2023, and 2022 earnings from discontinued operations, net were $1.3 billion, $113.0 million and $75.5 million respectively. Refer to Note 4 — Discontinued and Disposed Operations in Item 8 of this form 10-K for additional information on discontinued and disposed operations.

SEGMENT RESULTS OF OPERATIONS

The summary that follows provides a discussion of the results of operations of each of our five reportable operating segments (Engineered Products, Clean Energy & Fueling, Imaging & Identification, Pumps & Process Solutions and Climate & Sustainability Technologies). Each of these segments is comprised of various product and service offerings that serve multiple markets. We evaluate our operating segment performance based on segment earnings as defined in Note 19 — Segment Information in the consolidated financial statements in Item 8 of this Form 10-K.

Additionally, we use the following operational metrics in monitoring the performance of the business. We believe the operational metrics are useful to investors and other users of our financial information in assessing the performance of our segments:

- Bookings represent total orders received from customers in the current reporting period and exclude de-bookings related to orders received in prior periods, if any. This metric is an important measure of performance and an indicator of revenue order trends.

- Organic bookings represent bookings excluding the impact of foreign currency exchange rates and the impact of acquisitions and dispositions. This metric is an important measure of performance and an indicator of revenue order trends.

- Book-to-bill is a ratio of the amount of bookings received from customers during a period divided by the amount of revenue recorded during that same period. This metric is a useful indicator of demand.

Engineered Products

Our Engineered Products segment provides a wide range of equipment, components, software, solutions and services to the vehicle aftermarket, aerospace and defense, industrial winch and hoist, and fluid dispensing end-markets.

(dollars in thousands)	Years Ended December 31,			% Change	
	2024	**2023**	**2022**	**2024 vs. 2023**	**2023 vs. 2022**
Revenue	$1,202,457	$1,250,925	$1,379,512	(3.9)%	(9.3)%
Segment earnings	$ 231,237	$ 224,051	$ 240,496	3.2 %	(6.8)%
Segment margin	19.2 %	17.9 %	17.4 %		
Operational metric:					
Bookings	$1,171,777	$1,269,649	$1,320,288	(7.7)%	(3.8)%
Components of revenue growth (decline):					
Organic growth (decline)				8.2 %	(9.3)%
Acquisitions				0.2 %	— %
Dispositions				(12.2)%	— %
Foreign currency translation				(0.1)%	— %
Total revenue decline				(3.9)%	(9.3)%

2024 Versus 2023

Engineered Products revenue for the year ended December 31, 2024 decreased $48.5 million, or 3.9%, compared to the prior year due to a disposition-related decline of 12.2% and an unfavorable impact from foreign currency translation of 0.1%, partially offset by organic revenue growth of 8.2% and acquisition-related growth of 0.2%. The disposition-related decline was due to the divestiture of De-Sta-Co in the first quarter of 2024. Customer pricing favorably impacted revenue in 2024 by approximately 0.7%.

The organic revenue growth was primarily driven by improved production performance and increased demand in our vehicle service business, along with favorable demand trends in our aerospace & defense business. We expect positive organic growth in 2025, driven by favorable demand trends in several of our key end markets, most notably in our aerospace and defense businesses.

Engineered Products segment earnings for the year ended December 31, 2024 increased $7.2 million, or 3.2%, compared to the prior year. The increase was primarily driven by organic volume increases and favorable price versus cost dynamics, partially offset by disposition impacts. Segment margin increased to 19.2% from 17.9% in the prior year.

Overall, bookings for the year ended December 31, 2024 declined 7.7% compared to the prior year primarily due to a disposition-related decline of 11.7%, partially offset by broad-based organic growth of 3.5% and a favorable impact from acquisitions of 0.5%. Segment book-to-bill was 0.97.

2023 Versus 2022

Engineered Products revenue for the year ended December 31, 2023 decreased $128.6 million, or a 9.3% organic revenue decline. Customer pricing favorably impacted revenue in 2023 by approximately 1.7%.

The organic revenue decline was primarily due to lower volumes in our vehicle service business in Europe and Asia, as well as transient disruptions in our vehicle service business in North America from an ERP upgrade that reduced volumes in the second and third quarter. Our other businesses in the segment saw robust demand increases, including from key customers in both our aerospace and defense business, and our industrial winch and hoist business.

Engineered Products segment earnings for the year ended December 31, 2023 decreased $16.4 million, or 6.8%, compared to the prior year. The decrease was due to lower volumes and increased material and labor costs, partially offset by customer pricing actions, productivity and cost reduction initiatives. Segment margin increased to 17.9% from 17.4% in the prior year.

Clean Energy & Fueling

Our Clean Energy & Fueling segment provides components, equipment, software solutions and services enabling safe and reliable storage, transport and dispensing of traditional and clean fuels (including liquefied natural gas, hydrogen, and electric vehicle charging), cryogenic gases, and other hazardous substances along the supply chain, and safe and efficient operation of convenience retail, retail fueling and vehicle wash establishments.

(dollars in thousands)	Years Ended December 31,			% Change	
	2024	**2023**	**2022**	**2024 vs. 2023**	**2023 vs. 2022**
Revenue	$1,936,784	$1,788,277	$1,878,507	8.3 %	(4.8)%
Segment earnings	$ 359,993	$ 328,604	$ 352,993	9.6 %	(6.9)%
Segment margin	18.6 %	18.4 %	18.8 %		
Operational metric:					
Bookings	$1,938,495	$1,745,521	$1,821,025	11.1 %	(4.1)%
Components of revenue growth (decline):					
Organic growth (decline)				2.6 %	(4.0)%
Acquisitions				6.0 %	— %
Foreign currency translation				(0.3)%	(0.8)%
Total revenue growth (decline)				8.3 %	(4.8)%

2024 Versus 2023

Clean Energy & Fueling revenue for the year ended December 31, 2024 increased $148.5 million, or 8.3%, compared to the prior year, attributable to acquisition-related growth of 6.0% and organic growth of 2.6%, partially offset by an unfavorable impact from foreign currency translation of 0.3%. Customer pricing favorably impacted revenue in 2024 by approximately 2.5%.

The organic revenue growth was primarily driven by pricing actions and growth in clean energy solutions and North American above-ground retail fueling equipment, partially offset by lower volumes in fluid transfer solutions and vehicle wash solutions due to temporary macro-driven market headwinds impacting customer demand. We expect positive organic growth in 2025 driven by a favorable outlook across each major end market.

Clean Energy & Fueling segment earnings for the year ended December 31, 2024 increased $31.4 million, or 9.6%, compared to the prior year. The increase was primarily driven by strategic pricing and the favorable impact of acquisitions, partially offset by inflationary headwinds and integration costs in clean energy solutions. Segment margin increased to 18.6% from 18.4% in the prior year.

Overall bookings for the year ended December 31, 2024 increased 11.1% compared to the prior year, driven by organic growth of 5.8% and acquisition-related growth of 5.6%, partially offset by an unfavorable impact from foreign currency translation of 0.3%. The organic bookings growth was primarily driven by increased demand for North America above-ground retail fueling equipment and favorable demand trends across our clean energy platform. Segment book-to-bill was 1.00.

2023 Versus 2022

Clean Energy & Fueling revenue for the year ended December 31, 2023 decreased $90.2 million, or 4.8%, compared to the prior year, attributable to an organic decline of 4.0% and an unfavorable impact from foreign currency translation of 0.8%. Customer pricing favorably impacted revenue in 2023 by approximately 4.3%.

The organic revenue decline was primarily due to reduced year-over-year demand in above ground retail fueling equipment, due to the expected roll-off of EMV-related demand in the first half of the year, as well as general reduction in our customers' inventory across our distribution channels, as higher interest rates increased its carrying costs. This was partially offset by pricing actions aimed at mitigating material cost inflation and strong demand in our fluid transfer solutions and hydrogen and liquefied natural gas clean energy businesses.

Clean Energy & Fueling segment earnings for the year ended December 31, 2023 decreased $24.4 million, or 6.9%, compared to the prior year. The decrease was primarily due to reduced organic volumes, unfavorable foreign currency translation, and increased material, logistics and labor costs, partially offset by pricing, productivity initiatives, and the benefits from restructuring actions. Segment margin decreased to 18.4% from 18.8% in the prior year.

Imaging & Identification

Our Imaging & Identification segment supplies precision marking and coding, product traceability, brand protection and digital textile printing equipment, as well as related consumables, software and services to the global packaged and consumer goods, pharmaceutical, industrial manufacturing, textile and other end-markets.

	Years Ended December 31,			% Change	
(dollars in thousands)	**2024**	**2023**	**2022**	**2024 vs. 2023**	**2023 vs. 2022**
Revenue	$1,137,165	$1,116,732	$1,123,815	1.8 %	(0.6)%
Segment earnings	$ 301,707	$ 272,512	$ 268,084	10.7 %	1.7 %
Segment margin	26.5 %	24.4 %	23.9 %		
Operational metric:					
Bookings	$1,144,147	$1,121,229	$1,154,199	2.0 %	(2.9)%
Components of revenue growth (decline):					
Organic growth				2.4 %	0.2 %
Acquisitions				0.7 %	— %
Foreign currency translation				(1.3)%	(0.8)%
Total revenue growth (decline)				1.8 %	(0.6)%

2024 Versus 2023

Imaging & Identification revenue for the year ended December 31, 2024 increased $20.4 million, or 1.8% compared to the prior year, comprised of organic growth of 2.4% and acquisition-related growth of 0.7%, partially offset by an unfavorable impact from foreign currency translation of 1.3%. Customer pricing favorably impacted revenue in 2024 by approximately 2.8%.

The organic revenue growth was primarily driven by pricing initiatives and increased demand for marking and coding consumables, partially offset by softer demand in our digital textile printing business. We expect positive organic growth in 2025 primarily driven by favorable demand trends in our marking and coding business across regions, particularly in North America.

Imaging & Identification segment earnings for the year ended December 31, 2024 increased $29.2 million, or 10.7%, compared to the prior year. This increase was primarily driven by favorable product mix, pricing and productivity initiatives, partially offset by an unfavorable impact from foreign currency translation. Segment margin increased to 26.5% from 24.4% in the prior year.

Overall bookings for the year ended December 31, 2024 increased 2.0%, comprised of an organic growth of 2.6% and acquisition-related growth of 0.8%, partially offset by an unfavorable impact from foreign currency translation of 1.4%. The organic bookings growth was primarily driven by favorable demand trends in our marking and coding businesses. Segment book-to-bill was 1.01.

2023 Versus 2022

Imaging & Identification revenue for the year ended December 31, 2023 decreased $7.1 million, or 0.6% compared to the prior year, comprised of an unfavorable impact from foreign currency translation of 0.8%, partially offset by organic growth of 0.2%. Customer pricing favorably impacted revenue in 2023 by approximately 5.0%.

The organic revenue growth was primarily driven by customer pricing and growth in serialization software, partially offset by reduced customer investments in new marking and coding equipment, along with lower textile printer shipments caused by high energy prices and macro uncertainty in textile producing regions.

Imaging & Identification segment earnings for the year ended December 31, 2023 increased $4.4 million, or 1.7%, compared to the prior year. This increase was primarily driven by pricing initiatives and productivity actions, partially offset by an unfavorable impact from foreign currency translation, organic volume reductions, and material and labor cost inflation. Segment margin increased to 24.4% from 23.9% in the prior year.

Pumps & Process Solutions

Our Pumps & Process Solutions segment manufactures specialty pumps and flow meters, fluid transfer connectors, highly engineered precision components, instruments and digital controls for rotating and reciprocating machines, and polymer processing equipment, serving single-use biopharmaceutical production, diversified industrial manufacturing applications, chemical production, plastics and polymer processing, midstream and downstream oil and gas, clean energy markets, thermal management, food and beverage, semiconductor production and medical applications and other end-markets.

(dollars in thousands)	Years Ended December 31,			% Change	
	2024	**2023**	**2022**	**2024 vs. 2023**	**2023 vs. 2022**
Revenue	$1,894,566	$1,755,691	$1,728,235	7.9 %	1.6 %
Segment earnings	$ 536,606	$ 484,405	$ 533,018	10.8 %	(9.1)%
Segment margin	28.3 %	27.6 %	30.8 %		
Operational metric:					
Bookings	$1,856,680	$1,677,115	$1,709,204	10.7 %	(1.9)%
Components of revenue growth (decline):					
Organic growth (decline)				1.4 %	(3.3)%
Acquisitions				6.3 %	4.4 %
Foreign currency translation				0.2 %	0.5 %
Total revenue growth				7.9 %	1.6 %

2024 Versus 2023

Pumps & Process Solutions revenue for the year ended December 31, 2024 increased $138.9 million, or 7.9%, compared to the prior year, attributable to acquisition-related growth of 6.3%, organic growth of 1.4% and a favorable impact from foreign currency translation of 0.2%. Acquisition-related growth was driven by the acquisition of the FW Murphy Production Controls business in the fourth quarter of 2023. Customer pricing favorably impacted revenue by approximately 1.7% in 2024.

The organic revenue growth was driven by robust shipment rates of single-use biopharma components and connectors used in liquid cooling of high performance computers and in data centers, as well as solid growth in precision components, partially offset by expected revenue declines in our plastics and polymer processing solutions business due to customers shifting focus to optimizing the significant capacity investments made over the last several years. We expect continued organic growth in 2025 primarily due to continued positive demand trends across most businesses and stable volumes in polymer processing.

Pumps & Process Solutions segment earnings for the year ended December 31, 2024 increased $52.2 million, or 10.8%, compared to the prior year. The increase was primarily driven by the favorable impact from the FW Murphy acquisition, the positive impact from pricing initiatives and productivity actions, and a favorable shift in product mix. Segment margin increased to 28.3% from 27.6% in the prior year.

Overall bookings for the year ended December 31, 2024 increased 10.7% as compared to the prior year, driven by acquisition-related growth of 6.8%, organic growth of 3.7% and a favorable impact from foreign currency translation of 0.2%. The organic bookings growth was driven by positive demand trends in connectors, supported by improving customer sentiment in bioprocessing and growth in high performance computing and data center applications. Segment book-to-bill was 0.98.

2023 Versus 2022

Pumps & Process Solutions revenue for the year ended December 31, 2023 increased $27.5 million, or 1.6%, compared to the prior year, attributable to acquisition-related growth of 4.4% and a favorable impact from foreign currency translation of 0.5%, partially offset by an organic decline of 3.3%. Acquisition-related growth was driven by the acquisitions of Witte Pumps & Technology GmbH, Malema Engineering Corporation, and AMN DPI in 2022. Customer pricing favorably impacted revenue by approximately 4.1% in 2023.

The organic revenue decline was due to reduced shipments for single-use components used in biopharmaceutical manufacturing, as well as a decline in connector demand in core medical and industrial end markets, due to channel and end customer focus on inventory reductions. This was partially offset by customer pricing, along with continued demand strength in thermal connectors, hygienic dosing systems, plastics and polymer processing solutions equipment, and bearings and compression components.

Pumps & Process Solutions segment earnings for the year ended December 31, 2023 decreased $48.6 million, or 9.1%, compared to the prior year. The decrease was primarily due to the unfavorable volume and product mix impact of reduced revenues relating to biopharmaceutical components along with labor and material cost increases, partially offset by pricing initiatives and productivity and cost reduction actions. Segment margin decreased to 27.6% from 30.8% in the prior year.

Climate & Sustainability Technologies

Our Climate & Sustainability Technologies segment is a provider of innovative and energy-efficient equipment, components, solutions, services and parts for the commercial refrigeration, heating and cooling and beverage can-making equipment end-markets.

	Years Ended December 31,			% Change	
(dollars in thousands)	**2024**	**2023**	**2022**	**2024 vs. 2023**	**2023 vs. 2022**
Revenue	$1,579,649	$1,778,582	$1,737,724	(11.2)%	2.4 %
Segment earnings	$ 250,875	$ 305,380	$ 254,484	(17.8)%	20.0 %
Segment margin	15.9 %	17.2 %	14.6 %		
Operational metric:					
Bookings	$1,570,632	$1,348,653	$1,669,916	16.5 %	(19.2)%
Components of revenue (decline) growth:					
Organic (decline) growth				(11.2)%	2.4 %
Acquisitions				0.3 %	0.2 %
Foreign currency translation				(0.3)%	(0.2)%
Total revenue (decline) growth				(11.2)%	2.4 %

2024 Versus 2023

Climate & Sustainability Technologies revenue for the year ended December 31, 2024 decreased $198.9 million, or 11.2%, compared to the prior year, reflecting an organic revenue decline of 11.2% and an unfavorable impact from foreign currency translation of 0.3%, partially offset by acquisition-related growth of 0.3%. Customer pricing favorably impacted revenue in 2024 by approximately 0.4%.

The organic revenue decline was primarily due to reduced shipments of heat exchangers in Europe due to HVAC OEM's efforts to reduce component inventories, as well as continued headwinds in new beverage can-making equipment sales as customers pivot from new equipment investment to scaling production and expanding utilization of recent capacity additions. This was partially offset by increased demand for retail refrigeration equipment and services, including the growing demand for low-global warming potential ("GWP") CO_2 refrigerant systems. We expect a return to positive organic growth in 2025 as solid equipment demand in retail refrigeration continues, demand for heat exchangers in data center cooling applications accelerate, and demand headwinds in both beverage can-making equipment and European heat exchangers abate.

Climate & Sustainability Technologies segment earnings for the year ended December 31, 2024 decreased $54.5 million, or 17.8%, compared to the prior year. The segment earnings decrease was primarily due to the negative impact from lower volumes in heat exchangers and beverage can-making equipment, partially offset by increased retail refrigeration volumes, productivity initiatives and cost reduction actions. Segment margin decreased to 15.9% from 17.2% in the prior year.

Overall, bookings for the year ended December 31, 2024 increased 16.5% compared to the prior year, reflecting organic growth of 16.7% and an unfavorable impact from foreign currency translation of 0.2%. The organic bookings growth was primarily driven by favorable demand trends across retail refrigeration, including continued strong demand for low-GWP CO_2 refrigerant system, along with a recovery in order intake for beverage can-making equipment. Segment book-to-bill was 0.99.

2023 Versus 2022

Climate & Sustainability Technologies revenue for the year ended December 31, 2023 increased $40.9 million, or 2.4%, compared to the prior year, reflecting an organic revenue growth of 2.4% and acquisition-related growth of 0.2%, partially offset by an unfavorable impact from foreign currency translation of 0.2%. Customer pricing favorably impacted revenue in 2023 by approximately 3.7%.

The organic revenue growth was principally driven by strong demand and pricing initiatives in most markets. Our heat exchanger business grew in U.S. commercial HVAC and industrial markets, and growth in European shipments for heat pumps. Retail refrigeration revenue also increased from the prior year, driven by customer pricing actions, large system refurbishment programs and growing demand for low-GWP CO_2 refrigerant systems, partially offset by lower shipments in the interest rate sensitive convenience store market. Beverage can-making business revenues modestly decreased from the prior year due to expected year over year revenue reductions beginning in the fourth quarter driven by reduced orders for new beverage can-making equipment as large can-maker customers focused on scaling production and growing utilization of recent capacity additions.

Climate & Sustainability Technologies segment earnings for the year ended December 31, 2023 increased $50.9 million, or 20.0%, compared to the prior year. The segment earnings increase was driven by customer pricing actions, product mix and significant benefits from productivity initiatives, partially offset by higher labor costs. Segment margin increased to 17.2% from 14.6% in the prior year.

Reconciliation of Segment Earnings to Earnings from Continuing Operations

	Years Ended December 31,		
(dollars in thousands)	**2024**	**2023**	**2022**
Earnings from Continuing Operations:			
Segment earnings:			
Engineered Products	$ 231,237	$ 224,051	$ 240,496
Clean Energy & Fueling	359,993	328,604	352,993
Imaging & Identification	301,707	272,512	268,084
Pumps & Process Solutions	536,606	484,405	533,018
Climate & Sustainability Technologies	250,875	305,380	254,484
Total segment earnings	1,680,418	1,614,952	1,649,075
Purchase accounting expenses [1]	186,241	158,582	174,397
Restructuring and other costs [2]	84,983	62,927	36,209
Disposition costs [3]	—	1,302	—
(Gain) loss on dispositions [4]	(597,798)	—	194
Corporate expense / other [5]	155,963	151,333	136,045
Interest expense	131,171	131,304	116,456
Interest income	(37,158)	(13,496)	(4,429)
Earnings before provision for income taxes	1,757,016	1,123,000	1,190,203
Provision for income taxes	357,048	179,136	200,291
Earnings from continuing operations	$ 1,399,968	$ 943,864	$ 989,912

[1] Purchase accounting expenses are primarily comprised of amortization of intangible assets.
[2] Restructuring and other costs relate to actions taken for headcount reductions, facility consolidations and site closures, product line exits, and other asset charges.
[3] Disposition costs related to the sale of De-Sta-Co in our Engineered Products segment.
[4] (Gain) loss on dispositions includes post-closing adjustments; see Note 4 — Discontinued and Disposed Operations in the consolidated financial statements in Item 8 of this Form 10-K for further details.
[5] Certain expenses are maintained at the corporate level and not allocated to the segments. These expenses include executive and functional compensation costs, non-service pension costs, non-operating insurance expenses, shared business services and digital and IT overhead costs, deal-related expenses and various administrative expenses relating to the corporate headquarters.

Restructuring and Other Costs (Benefits)

Restructuring and other costs are not presented in our segment earnings because these costs are excluded from the segment operating performance measure reviewed by management. During the year ended December 31, 2024, restructuring charges of $69.8 million were primarily related to headcount reductions and product line and other exit costs in the Clean Energy & Fueling and Climate & Sustainability Technologies segments. These restructuring programs were initiated in 2023 and 2024 and were undertaken in light of current market conditions. The Company will continue to make proactive adjustments to its cost structure to align with current demand trends. Other costs, net of $15.2 million, were primarily due to non-cash asset impairment charges and reorganization costs in the Climate & Sustainability Technologies and Imaging & Identification segments, respectively. These restructuring and other charges were primarily recorded in cost of goods and services and selling, general and administrative expenses in the consolidated statement of earnings. Additional programs beyond the scope of the announced programs may be implemented during 2025 with related restructuring charges.

We recorded the following restructuring and other costs for the year ended December 31, 2024:

	Year Ended December 31, 2024						
(dollars in thousands)	Engineered Products	Clean Energy & Fueling	Imaging & Identification	Pumps & Process Solutions	Climate & Sustainability Technologies	Corporate	Total
Restructuring	$ 7,847	$ 30,858	$ 9,960	$ 4,956	$ 15,197	$ 992	$ 69,810
Other costs, net	9	2,714	4,900	61	4,916	2,573	15,173
Restructuring and other costs	$ 7,856	$ 33,572	$ 14,860	$ 5,017	$ 20,113	$ 3,565	$ 84,983

During the year ended December 31, 2023, restructuring charges of $49.9 million were primarily related to headcount reductions and exit costs in the Clean Energy & Fueling, Engineered Products and Pumps & Process Solutions segments. These restructuring programs were initiated in 2022 and 2023 and were undertaken in light of market conditions. Other costs, net of $13.0 million were primarily due to an asset impairment in our Climate & Sustainability Technologies segment and product line rationalization and footprint reduction in our Clean Energy & Fueling segment. These restructuring and other charges were recorded in cost of goods and services and selling, general and administrative expenses in the consolidated statement of earnings.

We recorded the following restructuring and other costs for the year ended December 31, 2023:

	Year Ended December 31, 2023						
(dollars in thousands)	Engineered Products	Clean Energy & Fueling	Imaging & Identification	Pumps & Process Solutions	Climate & Sustainability Technologies	Corporate	Total
Restructuring	$ 8,976	$ 20,336	$ 5,918	$ 7,686	$ 4,541	$ 2,444	$ 49,901
Other costs, net	55	4,330	1,183	233	4,758	2,467	13,026
Restructuring and other costs	$ 9,031	$ 24,666	$ 7,101	$ 7,919	$ 9,299	$ 4,911	$ 62,927

During the year ended December 31, 2022, restructuring charges of $30.5 million were primarily due to headcount reductions and facility consolidations resulting from restructuring programs initiated in 2021 and 2022, including non-cash foreign currency translation losses due to substantial liquidation of businesses. Other costs (benefits), net of $5.7 million, were primarily due to write-off of assets in connection with an exit from certain Latin America countries in our Climate & Sustainability Technologies segment. These restructuring and other charges were recorded in cost of goods and services and selling, general and administrative expenses in the consolidated statement of earnings.

We recorded the following restructuring and other costs for the year ended December 31, 2022:

(dollars in thousands)	Year Ended December 31, 2022						
	Engineered Products	Clean Energy & Fueling	Imaging & Identification	Pumps & Process Solutions	Climate & Sustainability Technologies	Corporate	Total
Restructuring	$ 3,194	$ 9,571	$ 4,702	$ 4,685	$ 6,007	$ 2,321	$ 30,480
Other costs (benefits), net	479	(13)	1,740	(2)	3,263	262	5,729
Restructuring and other costs	$ 3,673	$ 9,558	$ 6,442	$ 4,683	$ 9,270	$ 2,583	$ 36,209

See Note 11 — Restructuring Activities in the consolidated financial statements in Item 8 of this Form 10-K for additional details regarding our recent restructuring activities.

Purchase Accounting Expenses

Purchase accounting expenses primarily relate to amortization of acquired assets and charges related to fair value step-ups for acquired inventory sold during the period. These expenses are not presented in our segment earnings because they are excluded from the segment operating performance measure reviewed by management. These expenses reconcile to segment earnings as follows:

(dollars in thousands)	Years Ended December 31,		
	2024	2023	2022
Purchase accounting expenses			
Engineered Products	$ 10,727	$ 13,359	$ 13,911
Clean Energy & Fueling [1]	93,719	78,261	96,655
Imaging & Identification	23,015	23,089	22,179
Pumps & Process Solutions	38,803	24,278	22,332
Climate & Sustainability Technologies	19,977	19,595	19,320
Total	$ 186,241	$ 158,582	$ 174,397

[1] Purchase accounting expenses in our Clean Energy & Fueling segment decreased by $18,394 for the year ended December 31, 2023 from the prior year comparable period, which included $18,995 of charges related to fair value step-ups for inventory from the Q4 2021 acquisition of RegO and Acme Cryogenics.

FINANCIAL CONDITION

We assess our liquidity in terms of our ability to generate cash to fund our operating, investing and financing activities. Significant factors affecting liquidity are cash flows generated from operating activities, capital expenditures, acquisitions, dispositions, dividends, repurchase of outstanding shares, adequacy of available commercial paper and bank lines of credit and the ability to attract long-term capital with satisfactory terms. We generate substantial cash from the operations of our businesses and remain in a strong financial position, with sufficient liquidity available for upcoming debt maturities and for reinvestment in existing businesses and strategic acquisitions.

Cash Flow Summary

The following table is derived from our consolidated statements of cash flows:

	Years Ended December 31,		
Cash Flows from Operations (*in thousands*)	**2024**	**2023**	**2022**
Net cash flows provided by (used in):			
Operating activities	$ 1,087,833	$ 1,219,546	$ 746,754
Investing activities	(26,983)	(717,715)	(520,844)
Financing activities	(1,271,673)	(568,056)	(260,265)

Operating Activities

Cash flow from operating activities for the year ended December 31, 2024 decreased by $131.7 million compared to 2023. This decrease was primarily due to tax payments of $103.4 million and $20.4 million related to gains from the sales of De-Sta-Co and a minority owned equity method investment, respectively, during the year ended December 31, 2024. Cash flow from operating activities for the year ended December 31, 2023 increased by $472.8 million compared to 2022. This increase was primarily driven by improvements in the management of working capital.

Adjusted Working Capital: We believe adjusted working capital (a non-GAAP measure calculated as accounts receivable, plus inventory, less accounts payable) provides a meaningful measure of liquidity by showing changes caused by operational results. The following table provides a calculation of adjusted working capital:

Adjusted Working Capital (*in thousands*)	**December 31, 2024**	**December 31, 2023**
Receivables, net	$ 1,354,225	$ 1,321,107
Inventories, net	1,144,838	1,144,089
Less: Accounts payable	848,006	854,465
Adjusted working capital	$ 1,651,057	$ 1,610,731

Adjusted working capital increased by $40.3 million, or 2.5%, to $1.7 billion at December 31, 2024, which reflected an increase in accounts receivable of $33.1 million, an increase in inventory of $0.7 million and a decrease in accounts payable of $6.5 million. These amounts include the effects of acquisitions, dispositions and foreign currency translation. The increase in adjusted working capital versus year-end 2023 is primarily a result of collections timing driving higher year-end accounts receivable balances.

Investing Activities

Cash flow from investing activities is derived from cash inflows from proceeds from dispositions, offset by cash outflows for acquisitions and capital expenditures. The majority of the activity in investing activities was comprised of the following:

- *Proceeds from dispositions*: In 2024, we received net proceeds of $768.8 million from the sales of De-Sta-Co, an operating company within the Engineered Products segment, and a minority owned equity method investment within Climate & Sustainability Technologies segment. See Note 4 — Discontinued and Disposed Operations in the consolidated financial statements in Item 8 of this Form 10-K for additional information.

- *Acquisitions:* In 2024, we deployed $635.3 million, net of cash acquired to acquire eight businesses. In comparison, we acquired two businesses in 2023 for total consideration of $533.6 million, net of cash acquired. Total acquisition spend in 2022 was $312.9 million, net of cash acquired and was comprised of three businesses. See Note 3 — Acquisitions in the consolidated financial statements in Item 8 of this Form 10-K for additional information.

- *Capital spending:* Capital expenditures, primarily to support growth initiatives, productivity and new product launches, were $167.5 million in 2024, $183.4 million in 2023, and $211.1 million in 2022. Our capital expenditures decreased $15.9 million and $27.7 million in 2024 and 2023, respectively, in line with our planned expenditures for the years.

We anticipate that capital expenditures and any additional acquisitions we make in 2025 will be funded from available cash and internally generated funds and, if necessary, through the issuance of commercial paper, or by accessing the public debt or equity markets. We estimate capital expenditures in 2025 to range from $170.0 million to $190.0 million.

Financing Activities

Cash flow from financing activities generally relates to the use of cash for purchases of our common stock and payment of dividends, offset by net borrowing activity. The majority of financing activity was attributed to the following:

- *Repurchase of common stock, including accelerated share repurchase program:* During 2024, the Company received a total of 2,869,282 shares upon completion of the 2024 ASR Program for $500.0 million. During the year ended December 31, 2023, the Company repurchased no shares. During the year ended December 31, 2022, the Company received a total of 3,892,295 shares upon completion of the 2022 ASR Program for $500.0 million, and exclusive of the 2022 ASR Program, repurchased 641,428 shares of common stock at a total cost of $85.0 million.

- *Commercial paper and other short-term borrowings, net:* During 2024 and 2023, we used $467.6 million and $267.5 million, respectively, to pay off primarily commercial paper borrowings. During 2022, we received net proceeds of $629.9 million from commercial paper and other short-term borrowings used to partially fund our accelerated share repurchase transaction and the acquisition of Malema.

- *Dividend payments:* Total dividend payments to common shareholders were $283.1 million in 2024, $284.3 million in 2023 and $287.6 million 2022. Our dividends paid per common share increased 1% to $2.05 per share in 2024 compared to $2.03 per share in 2023. The number of common shares outstanding decreased from 2023 to 2024, as share repurchases exceeded share issuances.

Cash Flows from Discontinued Operations

Cash flows from discontinued operations generated $1.6 billion, $107.9 million and $38.9 million for the years ended December 31, 2024, 2023 and 2022, respectively, and represents the results of ESG during the periods presented. The cash flows from discontinued operations generated for 2024 primarily relate to cash provided by investing activities of $2.0 billion, which is comprised primarily of proceeds from the sale of ESG and partially offset by cash used by operating activities of $339.5 million, comprised of $439.9 million in tax payments made related to the gain on disposition, partially offset by cash flows from ESG's operating results. Cash flows generated for 2023 primarily relate to cash provided by operating activities of $116.8 million, partially offset by capital expenditures of $8.9 million. Cash flows generated for 2022 primarily relate to cash provided by operations of $59.0 million, partially offset by cash paid for an asset acquisition of $10.2 million and capital expenditures of $9.9 million.

Liquidity and Capital Resources

Free Cash Flow

In addition to measuring our cash flow generation and usage based upon the operating, investing and financing classifications included in the consolidated statements of cash flows, we also measure free cash flow (a non-GAAP measure) which represents net cash provided by operating activities minus capital expenditures. Free cash flow as a percentage of revenue equals free cash flow divided by revenue. Free cash flow as a percentage of earnings from continuing operations equals free cash flow divided by earnings from continuing operations. We believe that free cash flow is an important measure of liquidity because it provides management and investors a measurement of cash generated from operations that may be available for mandatory payment obligations and investment opportunities, such as funding acquisitions, paying dividends, repaying debt and repurchasing our common stock.

The following table reconciles our free cash flow to cash flow provided by operating activities:

	Years Ended December 31,		
Free Cash Flow (dollars in thousands)	**2024**	**2023**	**2022**
Cash flow provided by operating activities	$ 1,087,833	$ 1,219,546	$ 746,754
Less: Capital expenditures	(167,533)	(183,406)	(211,082)
Free cash flow	$ 920,300	$ 1,036,140	$ 535,672
Cash flow from operating activities as a percentage of revenue	14.0 %	15.9 %	9.5 %
Cash flow from operating activities as a percentage of earnings from continuing operations	77.7 %	129.2 %	75.4 %
Free cash flow as a percentage of revenue	11.9 %	13.5 %	6.8 %
Free cash flow as a percentage of earnings from continuing operations	65.7 %	109.8 %	54.1 %

Free cash flow for the year ended December 31, 2024 decreased by $115.8 million compared to 2023 primarily due to tax payments made for the gain on sale of De-Sta-Co and a minority owned equity method investment totaling $123.8 million, partially offset by lower capital expenditures. The decreases in cash flow from operating activities and free cash flow as percentages of earnings from continuing operations are primarily due to the gain on sale of De-Sta-Co and a minority owned equity method investment. Free cash flow for the year ended December 31, 2023 increased by $500.5 million compared to 2022 driven by higher operating cash flow, primarily as a result of improvements in cash flows related to working capital and a decrease in capital expenditures compared to the prior year. Additionally, the year ended December 31, 2022 includes a $43.5 million income tax payment related to the gain on sale of Unified Brands in the fourth quarter of 2021 and a $13.4 million tax payment in 2022 related to an internal reorganization.

Capitalization

We use commercial paper borrowings for general corporate purposes, including the funding of acquisitions and the repurchase of our common stock. As of December 31, 2024, we maintained $1.0 billion five-year and $500.0 million 364-day unsecured revolving credit facilities (together, the "Credit Agreements") with a syndicate of banks which expire April 6, 2028 and April 3, 2025, respectively. We may elect to extend the maturity date of any loans under the 364-day credit facility until April 3, 2026, subject to conditions specified therein. The Credit Agreements are designated as a liquidity back-stop for the Company's commercial paper program.

At the Company's election, loans under the Credit Agreements will bear interest at a base rate plus an applicable margin. The Credit Agreements require the Company to pay facility fees and impose various restrictions on the Company such as, among other things, a requirement to maintain an interest coverage ratio of consolidated EBITDA to consolidated net interest expense of not less than 3.0 to 1. The Company was in compliance with all covenants in the Credit Agreements and other long-term debt covenants at December 31, 2024 and had an interest coverage ratio of consolidated EBITDA to consolidated net interest expense of 42.5 to 1. We are not aware of any potential impairment to our liquidity and expect to remain in compliance with all of our debt covenants.

We also have a current shelf registration statement filed with the SEC that allows for the issuance of additional debt securities that may be utilized in one or more offerings on terms to be determined at the time of the offering. Net proceeds of any offering would be used for general corporate purposes, including repayment of existing indebtedness, capital expenditures and acquisitions.

At December 31, 2024, our cash and cash equivalents totaled $1.8 billion, of which approximately $300.5 million was held outside the United States. At December 31, 2023, our cash and cash equivalents, including cash held for sale, totaled $415.9 million, of which $286.9 million was held outside the United States. Cash and cash equivalents are held primarily in bank deposits with highly rated banks. We regularly hold cash in excess of near-term requirements in bank deposits or invest the funds in government money market instruments or short-term investments, which consist of investment grade time deposits with original maturity dates at the time of purchase of no greater than three months.

We utilize the net debt to net capitalization calculation (a non-GAAP measure) to assess our overall financial leverage and capacity and believe the calculation is useful to investors for the same reason. Net debt represents total debt minus cash and cash equivalents, including cash held for sale. Net capitalization represents net debt plus stockholders' equity. The following table provides a calculation of net debt to net capitalization from the most directly comparable GAAP measures:

Net Debt to Net Capitalization Ratio

(dollars in thousands)	December 31, 2024	December 31, 2023	December 31, 2022
Commercial paper	$ —	$ 467,600	$ 734,936
Current portion of long-term debt and other	400,056	682	836
Total short-term borrowings and current portion of long-term debt	400,056	468,282	735,772
Long-term debt	2,529,346	2,991,759	2,942,513
Total debt	2,929,402	3,460,041	3,678,285
Less: Cash and cash equivalents, including cash held for sale	(1,844,877)	(415,861)	(380,868)
Net debt	1,084,525	3,044,180	3,297,417
Add: Stockholders' equity	6,953,996	5,106,605	4,286,366
Net capitalization	$ 8,038,521	$ 8,150,785	$ 7,583,783
Net debt to net capitalization	13.5 %	37.3 %	43.5 %

Our net debt to net capitalization ratio decreased to 13.5% at December 31, 2024 compared to 37.3% at December 31, 2023. Net debt decreased $2.0 billion during the period primarily due to increased cash and cash equivalents from the disposition of the ESG business. Stockholders' equity increased for the period as a result of current earnings of $2.7 billion, partially offset by share repurchases under the ASR Program and dividends paid during the period.

Our net debt to net capitalization ratio decreased to 37.3% at December 31, 2023 compared to 43.5% at December 31, 2022. Net debt decreased $253.2 million primarily due to a decrease in commercial paper borrowings and greater cash and cash equivalents, including cash held for sale. Stockholder's equity increased for the period as a result of earnings of $1.1 billion offset by $284.3 million of dividends paid.

Our ability to obtain debt financing at comparable risk-based interest rates is partly a function of our existing cash flow-to-debt and debt-to-capitalization levels as well as our current credit standing. Set forth below are our credit ratings, as of December 31, 2024, which were independently developed by the respective credit agencies. The Moody's rating and outlook were issued in December 2018, and the Standard & Poor's rating was issued in December 2017 and the outlook was most recently revised in May 2021. The ratings and outlooks from both agencies were affirmed in 2024.

	Short-Term Rating	Long-Term Rating	Outlook
Moody's	P-2	Baa1	Stable
Standard & Poor's	A-2	BBB+	Stable

As of December 31, 2024, we had approximately $160.0 million outstanding in letters of credit, surety bonds, and performance and other guarantees which primarily expire on various dates through 2035. These letters of credit and bonds are primarily issued as security for insurance, warranty and other performance obligations. In general, we would only be liable for the amount of these guarantees in the event of default in the performance of our obligations, the probability of which is believed to be remote.

Our estimate of future interest payments on long-term debt is $841.2 million based on the interest rates in effect as of December 31, 2024.

Operating cash flow and access to capital markets are expected to satisfy our various cash flow requirements, including acquisitions, capital expenditures, purchase obligations, debt maturities and lease obligations. Acquisition spending and/or share repurchases could potentially increase our debt.

We believe that existing sources of liquidity are adequate to meet anticipated funding needs at current risk-based interest rates for the foreseeable future.

Financial Instruments and Risk Management

The diverse nature of our businesses' activities necessitates the management of various financial and market risks, including those related to changes in interest rates, foreign currency exchange rates and commodity prices. We periodically use derivative financial instruments to manage some of these risks. We do not hold or issue derivative instruments for trading or speculative purposes. We are exposed to credit loss in the event of nonperformance by counterparties to our financial instrument contracts; however, nonperformance by these counterparties is considered unlikely as our policy is to contract with highly-rated, diversified counterparties.

Interest Rate Exposure

As of December 31, 2024, and for the years ended December 31, 2024, 2023 and 2022, we did not have any open interest rate swap contracts; however, we may in the future enter into interest rate swap agreements to manage our exposure to interest rate changes. We issue commercial paper, which exposes us to changes in variable interest rates; however, maturities are typically three months or less so a change in rates over this period would not have a material impact on our pre-tax earnings.

We consider our current risk related to market fluctuations in interest rates to be minimal since our debt is largely long-term and fixed rate in nature. Generally, the fair market value of fixed-interest rate debt will increase as interest rates fall and decrease as interest rates rise. A 100 basis point increase in market interest rates would decrease the 2024 year-end fair value of our long-term debt by approximately $129.1 million. However, since we have no plans to repurchase our outstanding fixed-rate instruments before their maturities, the impact of market interest rate fluctuations on our long-term debt does not affect our results of operations or financial position.

Foreign Currency Exposure

We conduct business in various non-U.S. countries, including Canada, substantially all of the European countries, Mexico, Brazil, China, India and other Asian countries. Therefore, we have foreign currency risk relating to receipts from customers, payments to suppliers and intercompany transactions denominated in foreign currencies. We will occasionally use derivative financial instruments to offset such risks, when it is believed that the exposure will not be limited by our normal operating and financing activities. We have formal policies to mitigate risk in this area by using fair value and/or cash flow hedging programs.

Changes in the value of the currencies of the countries in which we operate affect our results of operations, financial position and cash flows when translated into U.S. dollars, our reporting currency. The strengthening of the U.S. dollar could result in unfavorable translation effects as the results of foreign operations are translated into U.S. dollars. We have generally accepted the exposure to exchange rate movements relative to our investment in non-U.S. operations. We may, from time to time, for a specific exposure, enter into fair value hedges.

Additionally, we have designated the €600 million and €500 million of euro-denominated notes issued November 9, 2016 and November 4, 2019, respectively, as a hedge of our net investment in euro-denominated operations. Due to the high degree of effectiveness between the hedging instruments and the exposure being hedged, fluctuations in the value of the euro-denominated debt due to exchange rate changes are offset by changes in the net investment. Accordingly, changes in the value of the euro-denominated debt are recognized in the cumulative translation adjustment section of other comprehensive income to offset changes in the value of the net investment in euro-denominated operations. Due to the fluctuations of the euro relative to the U.S. dollar, the U.S. dollar equivalent of this debt increases or decreases, resulting in the recognition of a pre-tax gain of $66.8 million, and $80.3 million in other comprehensive (loss) earnings for the years ended December 31, 2024, and 2022, respectively and a pre-tax loss of $45.8 million for the year ended December 31, 2023.

Commodity Price Exposure

Some of our businesses are exposed to volatility in the prices of certain commodities, such as aluminum, steel, copper and various precious metals, among others. Our primary exposure to commodity pricing volatility relates to the use of these materials in purchased component parts or the purchase of raw materials. In some cases, we maintain longer-term index-based contracts on raw materials and component parts and centrally drive an ongoing effort to minimize risk proactively. However, we are prone to exposure as these contracts expire.

Critical Accounting Estimates

Revenue Recognition

Description

The majority of our revenue is generated through the manufacture and sale of a broad range of specialized products and components, with revenue recognized upon transfer of title and risk of loss, which is generally upon shipment. In limited cases, our revenue arrangements with customers require delivery, installation, testing, certification, or other promises to deliver goods or services that may impact the timing or pattern of revenue recognized. The remainder of our revenue is recognized over time, which is primarily related to services performed and specialized goods manufactured.

Judgments and uncertainties involved in the estimate

A significant level of judgment is involved in the identification of performance obligations for contracts with multiple-element arrangements and the allocation of the transaction price based on the relative stand-alone selling price. The identification requires judgment to identify all distinct goods or services and also the appropriate timing of revenue recognition for each distinct good or service based on the transfer of control to the customer. We estimate the relative stand-alone selling price for performance obligations if not directly observable. A significant level of judgment is also involved in the selection of the appropriate method to recognize revenue over time.

Effect if actual results differ from assumptions

To the extent the judgments and estimates used or the method selected to recognize revenue over time differ or change in a future period, a change to revenue and the related assets and liabilities could impact our financial position or results of operations. The judgments, estimates, and methods used have been applied consistently over the last three fiscal years.

Valuation of Acquired Intangible Assets

Description

Intangible assets represent a significant portion of our consolidated balance sheet as a result of current and past acquisitions. Intangible assets primarily include customer intangibles, trademarks, unpatented technologies, and patents. The fair value of acquired intangible assets is determined using widely accepted valuation techniques, and the Company may engage third-party appraisal firms to assist with the determination of fair values of significant intangible assets. The valuation of intangible assets is performed at the time of acquisition and may change during the acquisition measurement period until the valuation is finalized. The fair value of finite-lived intangible assets is subsequently amortized over the estimated useful life.

Judgments and uncertainties involved in the estimate

The significant assumptions used in the valuation of customer intangibles include future cash flows, customer attrition rate, and discount rate. The significant assumptions for the valuation of trademarks include future revenues, royalty rate, and discount rate. The significant assumptions for the valuation of unpatented technologies and patents include future revenues, obsolescence rate, royalty rate, and discount rate. The assumptions and estimates used in the valuation of these intangible assets are based on several factors, including historical experience with similar businesses and industries and information obtained from operating company management.

Effect if actual results differ from assumptions
While we believe the assumptions used in our valuation of intangible assets are reasonable and representative of expected results, actual results may differ from these assumptions. While the assumptions used for each acquisition are dependent on the acquired company, the assumptions have been applied using a consistent methodology over the last three fiscal years.

Goodwill Impairment

Description
Goodwill is the difference between the consideration transferred and the fair value of net assets acquired. Goodwill is tested for impairment on an annual basis during the fourth quarter, or more frequently when indicators of impairment exist, or when a change in the composition of reporting units for goodwill occurs for other reasons, such as a disposition or a change in segments. The impairment test involves a comparison of the fair value of each reporting unit with its carrying value. Fair value reflects the price a potential market participant would be willing to pay for the reporting unit in an arms-length transaction.

Judgments and uncertainties involved in the estimate
The significant assumptions in the fair value analysis of goodwill are the estimated future cash flows and the discount rate. The determination of future cash flows involves significant judgment and is primarily driven by forecasted revenue growth rates and EBITDA margins for the reporting unit. These assumptions are developed based on the reporting unit's expected future performance, which considers historical performance. We use a discount rate commensurate with the inherent risks in our internally developed forecasts of future cash flows. The discount rate may also fluctuate due to market conditions such as rising interest rates.

Effect if actual results differ from assumptions
While we believe the assumptions used in our annual impairment analysis are reasonable and representative of expected results and reflective of a market participant, actual results may differ from these assumptions. The methodology used for the goodwill impairment test has remained consistent over the last three fiscal years.

Valuation of Pension Benefit Obligation

Description
The pension benefit obligation is actuarially determined in accordance with GAAP and is impacted by assumptions used to estimate the obligation, namely the discount rate. Annually, we review the actuarial assumptions used and compare the assumptions to third-party benchmarks to ensure that the selected assumptions accurately account for our future pension benefit obligations.

Judgments and uncertainties involved in the estimate
Our discount rate assumptions are determined by developing a yield curve based on high quality corporate bonds with maturities matching the plans' expected benefit payment streams. The plans' expected cash flows are then discounted by the resulting year-by-year discount rates. The 2024 weighted-average discount rate used to measure our pension benefit obligations for non-US plans decreased to 2.64% from 2.80% in 2023 due to a decrease in interest rates. The U.S. Plan discount rate increased to 5.70% from 5.20% in 2023 due to increases in corporate bond yields over this period.

Effect if actual results differ from assumptions
A 25-basis point decrease in the discount rates used for these plans would have increased pension benefit obligations by approximately $15.3 million from the amount recorded at December 31, 2024. The methodology used for the valuation of the pension benefit obligation has remained consistent over the last three fiscal years.

Recoverability of Deferred Income Tax Assets and Unrecognized Tax Benefits

Description
We operate in and are subject to income taxes in various jurisdictions and are subject to ongoing audits by federal, state, and non-U.S. tax authorities. Significant judgment is required in determining the realizability of deferred tax assets and evaluating unrecognized tax benefits.

We have significant amounts of deferred tax assets that are evaluated for recoverability and valued accordingly. Management evaluates the realizability of deferred income tax assets for each jurisdiction in which the Company operates. We record valuation allowances to reduce the carrying value of deferred tax assets to amounts that we expect are more likely than not to be realized.

The provision for unrecognized tax benefits provides a recognition threshold and measurement attribute for determining the financial statement tax benefits taken or expected to be taken in a tax return and disclosure requirements regarding uncertainties in income tax positions. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement.

Judgments and uncertainties involved in the estimate
In assessing the adequacy of a recorded valuation allowance, we consider all positive and negative evidence, including the scheduled reversal of deferred tax liabilities, historical and projected future taxable income, and tax planning strategies. Additionally, significant judgment is required in the identification and measurement of unrecognized tax benefits. Our liability for unrecognized tax benefits contains uncertainties because management is required to make assumptions and to apply judgment to estimate the exposures associated with our various filing positions.

Effect if actual results differ from assumptions
Although we believe that our judgments and estimates are reasonable, actual results could differ and result in additional tax expense or benefit. If we determine a valuation allowance should be recognized to reduce the carrying value of a deferred tax asset or a liability for an unrecognized tax benefit needs to be recorded, the adjustment would result in a change to tax expense in the period such determination is made. We have not made any material changes in the process we use to assess valuation allowances and unrecognized tax benefits over the last three fiscal years.

Contingencies

Description
Liabilities are established for environmental and legal contingencies at both the business and corporate levels. A significant amount of judgment and the use of estimates are required to quantify our ultimate exposure in these matters.

Judgments and uncertainties involved in the estimate
The valuation of liabilities for these contingencies is reviewed on a quarterly basis to ensure that we have accrued the proper level of expense. The liability balances are adjusted to account for changes in circumstances for ongoing issues and the establishment of additional liabilities for emerging issues. Estimates used in the valuations include the probable outcome of such proceedings, the costs and expenses reasonably expected to be incurred and currently accrued to-date and consider the availability and extent of insurance coverage. Such liability balances contain uncertainties due to new developments regarding the facts and circumstances of each proceeding, changes in applicable laws and regulations, and other future events and decisions by third parties that may impact the ultimate resolution of a proceeding.

Effect if actual results differ from assumptions
Although we believe that the amount accrued to-date is adequate, future changes in circumstances could impact these determinations, and we may be exposed to a material loss. For example, to the extent we prevail in matters for which a liability has been established or are required to pay amounts in excess of our established liability, our contingent liability in a given financial statement period could be materially affected. However, the Company does not believe that it is currently involved in any legal proceedings which, individually or in the aggregate, could have a material effect on its financial position, results of operations, or cash flows.

Recent Accounting Standards

See Note 1 — Description of Business and Summary of Significant Accounting Policies in the consolidated financial statements in Item 8 of this Form 10-K for a discussion of recent accounting pronouncements and recently adopted accounting standards.

Non-GAAP Disclosures

In an effort to provide investors with additional information regarding our results as determined by GAAP, we also disclose non-GAAP information, which we believe provides useful information to investors. Free cash flow, free cash flow as a percentage of revenue, free cash flow as a percentage of earnings from continuing operations, net debt, net capitalization, net debt to net capitalization ratio, adjusted working capital, and organic revenue growth are not financial measures under GAAP and should not be considered as a substitute for cash flows from operating activities, debt or equity, working capital or revenue as determined in accordance with GAAP, and they may not be comparable to similarly titled measures reported by other companies.

We believe the net debt to net capitalization ratio and free cash flow are important measures of liquidity. Net debt to net capitalization is helpful in evaluating our capital structure and the amount of leverage we employ. Free cash flow and free cash flow ratios provide both management and investors a measurement of cash generated from operations that is available to fund acquisitions, pay dividends, repay debt and repurchase our common stock. We believe that reporting adjusted working capital provides a meaningful measure of liquidity by showing changes caused by operational results. We believe that reporting organic revenue growth provides a useful comparison of our revenue performance and trends between periods.

Reconciliations and comparisons to non-GAAP measures can be found above in this Item 7, MD&A.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information required by this section is incorporated by reference to the section, "Financial Instruments and Risk Management", included within the MD&A in Item 7.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

(All other schedules are not required and have been omitted)

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f).

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2024. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control — Integrated Framework* (2013).

Based on its assessment under the criteria set forth in *Internal Control — Integrated Framework* (2013), management concluded that, as of December 31, 2024, the Company's internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2024 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Dover Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Dover Corporation and its subsidiaries (the "Company") as of December 31, 2024 and 2023, and the related consolidated statements of earnings, of comprehensive earnings, of stockholders' equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill Impairment Test

As described in Notes 1 and 9 to the consolidated financial statements, the Company's consolidated goodwill balance was $4.906 billion as of December 31, 2024. Management performs a goodwill impairment test annually in the fourth quarter, or more frequently if events or circumstances indicate that goodwill may be impaired, when some portion but not all of a reporting unit is disposed of or classified as assets held for sale, or when a change in the composition of reporting units occurs for other reasons. The quantitative test compares the fair value of a reporting unit with its carrying amount, including goodwill. Management uses an income-based valuation method, determining the present value of estimated future cash flows, to estimate the fair value of a reporting unit. As disclosed by management, the significant assumptions in the fair value analysis of goodwill are the estimated future cash flows, which are primarily driven by forecasted revenue growth rates, EBITDA margins, and the discount rate. These assumptions are developed by management based on the reporting unit's expected future performance, which considers historical performance.

The principal considerations for our determination that performing procedures relating to the goodwill impairment test is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the reporting units and (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumption related to forecasted revenue growth rates for certain reporting units.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's goodwill impairment test, including controls over the valuation of the reporting units. These procedures also included, among others (i) testing management's process for developing the fair value estimate of the reporting units; (ii) evaluating the appropriateness of the income-based valuation method; (iii) testing the completeness and accuracy of underlying data used in the income-based valuation method; and (iv) evaluating the reasonableness of the significant assumption used by management related to forecasted revenue growth rates for certain reporting units. Evaluating the reasonableness of management's assumption related to forecasted revenue growth rates for certain reporting units involved considering (i) the current and prior period performance of those reporting units and (ii) the consistency of those forecasted revenue growth rates with external market and/or industry data.

/s/ PricewaterhouseCoopers LLP

Chicago, Illinois
February 14, 2025

We have served as the Company's auditor since 1995.

DOVER CORPORATION
CONSOLIDATED STATEMENTS OF EARNINGS
(In thousands, except per share data)

	Years Ended December 31,		
	2024	**2023**	**2022**
Revenue	$ 7,745,909	$ 7,684,476	$ 7,844,174
Cost of goods and services	4,787,288	4,816,932	4,939,221
Gross profit	2,958,621	2,867,544	2,904,953
Selling, general and administrative expenses	1,752,266	1,648,204	1,625,312
Operating earnings	1,206,355	1,219,340	1,279,641
Interest expense	131,171	131,304	116,456
Interest income	(37,158)	(13,496)	(4,429)
Gain on dispositions	(597,798)	—	—
Other income, net	(46,876)	(21,468)	(22,589)
Earnings before provision for income taxes	1,757,016	1,123,000	1,190,203
Provision for income taxes	357,048	179,136	200,291
Earnings from continuing operations	1,399,968	943,864	989,912
Earnings from discontinued operations, net	1,297,158	112,964	75,464
Net earnings	$ 2,697,126	$ 1,056,828	$ 1,065,376
Earnings per share from continuing operations:			
Basic	$ 10.16	$ 6.75	$ 6.94
Diluted	$ 10.09	$ 6.71	$ 6.89
Earnings per share from discontinued operations:			
Basic	$ 9.42	$ 0.81	$ 0.53
Diluted	$ 9.35	$ 0.80	$ 0.53
Net earnings per share:			
Basic	$ 19.58	$ 7.56	$ 7.47
Diluted	$ 19.45	$ 7.52	$ 7.42
Weighted average shares outstanding:			
Basic	137,735	139,848	142,681
Diluted	138,696	140,599	143,595

See Notes to Consolidated Financial Statements

DOVER CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS
(In thousands)

	Years Ended December 31,		
	2024	2023	2022
Net earnings	$ 2,697,126	$ 1,056,828	$ 1,065,376
Other comprehensive (loss) earnings, net of tax			
Foreign currency translation adjustments:			
Foreign currency translation (losses) gains	(98,415)	38,893	(119,010)
Reclassification of foreign currency translation losses to earnings	13,931	—	5,915
Total foreign currency translation adjustments (net of $(14,996), $10,438 and $(17,824) tax (provision) benefit, respectively)	(84,484)	38,893	(113,095)
Pension and other post-retirement benefit plans:			
Actuarial losses	(4,111)	(14,820)	(2,658)
Prior service credit (costs)	318	(53)	1,370
Amortization of actuarial (gains) losses included in net periodic pension cost	(1,478)	(1,982)	1,903
Amortization of prior service (credit) costs included in net periodic pension cost	(620)	852	888
Settlement and curtailment impact	83	2,831	3,688
Total pension and other post-retirement benefit plans (net of $1,134, $3,569 and $(2,230) tax benefit (provision), respectively)	(5,808)	(13,172)	5,191
Changes in fair value of cash flow hedges:			
Unrealized net gains (losses) arising during period	1,572	682	(535)
Net (gains) losses reclassified into earnings	(1,190)	1,954	(3,732)
Total cash flow hedges (net of $(111), $(778) and $1,217 tax (provision) benefit, respectively)	382	2,636	(4,267)
Other comprehensive (loss) earnings, net of tax	(89,910)	28,357	(112,171)
Comprehensive earnings	$ 2,607,216	$ 1,085,185	$ 953,205

See Notes to Consolidated Financial Statements

DOVER CORPORATION
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	December 31, 2024	December 31, 2023
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,844,877	$ 398,561
Receivables, net	1,354,225	1,321,107
Inventories, net	1,144,838	1,144,089
Prepaid and other current assets	140,557	139,348
Assets of discontinued operations - current	—	194,486
Assets held for sale - current	—	192,644
Total current assets	4,484,497	3,390,235
Property, plant and equipment, net	987,924	978,472
Goodwill	4,905,702	4,637,564
Intangible assets, net	1,580,854	1,445,204
Other assets and deferred charges	550,183	555,084
Assets of discontinued operations - non-current	—	341,954
Total assets	$ 12,509,160	$ 11,348,513
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Short-term borrowings and current portion of long-term debt	$ 400,056	$ 468,282
Accounts payable	848,006	854,465
Accrued compensation and employee benefits	292,371	258,786
Deferred revenue	198,629	194,798
Accrued insurance	87,952	86,085
Other accrued expenses	335,326	296,895
Federal and other income taxes	34,187	36,878
Liabilities of discontinued operations - current	—	153,013
Liabilities held for sale - current	—	64,568
Total current liabilities	2,196,527	2,413,770
Long-term debt	2,529,346	2,991,759
Deferred income taxes	352,006	346,383
Non-current income tax payable	6,158	28,024
Other liabilities	471,127	426,914
Liabilities of discontinued operations - non-current	—	35,058
Stockholders' equity:		
Preferred stock - $100 par value; 100,000 shares authorized; none issued	—	—
Common stock - $1 par value; 500,000,000 shares authorized; 260,031,000 and 259,841,534 shares issued at December 31, 2024 and 2023	260,031	259,842
Additional paid-in capital	892,686	886,690
Retained earnings	13,409,633	10,995,624
Accumulated other comprehensive loss	(327,776)	(237,866)
Treasury stock, at cost: 122,814,553 and 119,945,271 shares at December 31, 2024 and 2023	(7,280,578)	(6,797,685)
Total stockholders' equity	6,953,996	5,106,605
Total liabilities and stockholders' equity	$ 12,509,160	$ 11,348,513

See Notes to Consolidated Financial Statements

DOVER CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands, except per share data)

	Common Stock $1 Par Value	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Earnings (Loss)	Treasury Stock	Total Stockholders' Equity
Balance at December 31, 2021	$ 259,457	$ 857,636	$ 9,445,245	$ (154,052)	$ (6,218,758)	$ 4,189,528
Net earnings	—	—	1,065,376	—	—	1,065,376
Dividends paid ($2.01 per share)	—	—	(287,551)	—	—	(287,551)
Common stock issued for the exercise of share-based awards	187	(14,824)	—	—	—	(14,637)
Stock-based compensation expense	—	30,821	—	—	—	30,821
Common stock acquired, including accelerated share repurchase program	—	(6,073)	—	—	(578,927)	(585,000)
Other comprehensive loss, net of tax	—	—	—	(112,171)	—	(112,171)
Balance at December 31, 2022	259,644	867,560	10,223,070	(266,223)	(6,797,685)	4,286,366
Net earnings	—	—	1,056,828	—	—	1,056,828
Dividends paid ($2.03 per share)	—	—	(284,297)	—	—	(284,297)
Common stock issued for the exercise of share-based awards	198	(12,335)	—	—	—	(12,137)
Stock-based compensation expense	—	31,465	—	—	—	31,465
Other comprehensive earnings, net of tax	—	—	—	28,357	—	28,357
Other	—	—	23	—	—	23
Balance at December 31, 2023	259,842	886,690	10,995,624	(237,866)	(6,797,685)	5,106,605
Net earnings	—	—	2,697,126	—	—	2,697,126
Dividends paid ($2.05 per share)	—	—	(283,117)	—	—	(283,117)
Common stock issued for the exercise of share-based awards	189	(13,265)	—	—	—	(13,076)
Stock-based compensation expense	—	41,032	—	—	—	41,032
Common stock acquired, including accelerated share repurchase program and excise tax	—	(21,771)	—	—	(482,893)	(504,664)
Other comprehensive loss, net of tax	—	—	—	(89,910)	—	(89,910)
Balance at December 31, 2024	$ 260,031	$ 892,686	$ 13,409,633	$ (327,776)	$ (7,280,578)	$ 6,953,996

See Notes to Consolidated Financial Statements

DOVER CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended December 31,		
	2024	**2023**	**2022**
Operating Activities:			
Net earnings	$ 2,697,126	$ 1,056,828	$ 1,065,376
Adjustments to reconcile net earnings to cash provided by operating activities:			
Earnings from discontinued operations, net	(1,297,158)	(112,964)	(75,464)
Depreciation and amortization	337,842	305,046	295,660
Stock-based compensation expense	40,359	30,766	30,075
Gain on dispositions	(597,798)	—	—
Provision for losses on accounts receivable (net of recoveries)	5,329	2,644	5,499
Deferred income taxes	(89,657)	(99,286)	(28,138)
Employee benefit plan (benefit) expense	(9,946)	5,679	3,096
Other, net	27,255	1,802	(18,208)
Cash effect of changes in assets and liabilities (excluding effects of acquisitions, dispositions and foreign exchange):			
Accounts receivable	(43,894)	100,393	(184,562)
Inventories	4,418	141,747	(190,731)
Prepaid expenses and other assets	(26,938)	10,738	(5,348)
Accounts payable	9,076	(114,198)	17,268
Accrued compensation and employee benefits	39,243	1,488	(36,306)
Accrued expenses and other liabilities	28,603	(78,218)	(56,140)
Accrued taxes	(23,245)	(16,821)	(62,433)
Contributions to employee benefit plans	(12,782)	(16,098)	(12,890)
Net cash provided by operating activities	1,087,833	1,219,546	746,754
Investing Activities:			
Additions to property, plant and equipment	(167,533)	(183,406)	(211,082)
Acquisitions, net of cash and cash equivalents acquired	(635,269)	(533,623)	(312,855)
Proceeds from dispositions, net of cash transferred	768,847	—	—
Other, net	6,972	(686)	3,093
Net cash used in investing activities	(26,983)	(717,715)	(520,844)
Financing Activities:			
Change in commercial paper and other short-term borrowings, net	(467,637)	(267,490)	629,891
Dividends paid to stockholders	(283,117)	(284,297)	(287,551)
Repurchase of common stock, including payment under accelerated share repurchase program	(500,000)	—	(585,000)
Payments to settle employee tax obligations on exercise of share-based awards	(16,603)	(12,137)	(14,637)
Other, net	(4,316)	(4,132)	(2,968)
Net cash used in financing activities	(1,271,673)	(568,056)	(260,265)
Cash Flows from Discontinued Operations:			
Net cash (used in) provided by operating activities of discontinued operations	(339,454)	116,799	58,971
Net cash provided by (used in) investing activities of discontinued operations	1,985,641	(8,915)	(20,079)
Net cash provided by discontinued operations	1,646,187	107,884	38,892
Effect of exchange rate changes on cash and cash equivalents	(6,348)	(6,666)	(9,173)
Net increase (decrease) in cash and cash equivalents, including cash held for sale	1,429,016	34,993	(4,636)
Cash and cash equivalents at beginning of year, including cash held for sale [(1)]	415,861	380,868	385,504
Cash and cash equivalents at end of year, including cash held for sale [(1)]	$ 1,844,877	$ 415,861	$ 380,868
Supplemental information – cash paid during the year for: [(2)]			
Income taxes	$ 907,791	$ 332,192	$ 354,468
Interest	126,434	126,704	112,469

[(1)] Cash held for sale as of December 31, 2023 totaled $17,300. There was no cash held for sale as of December 31, 2024, 2022 and 2021.

[(2)] Supplemental information includes cash paid as part of continuing and discontinued operations.

See Notes to Consolidated Financial Statements

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Dover Corporation ("Dover" or "Company") is a diversified global manufacturer and solutions provider delivering innovative equipment and components, consumable supplies, aftermarket parts, software and digital solutions and support services. The Company's businesses are based primarily in the United States and Europe with manufacturing and other operations throughout the world. The Company operates through five business segments that are structured around businesses with similar business models, go-to market strategies, product categories and manufacturing practices: Engineered Products, Clean Energy & Fueling, Imaging & Identification, Pumps & Process Solutions and Climate & Sustainability Technologies. For additional information on the Company's segments, see Note 19 — Segment Information.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation. The results of operations of acquired businesses are included from the dates of acquisitions.

The Environmental Solutions Group ("ESG") business, an operating company within the Engineered Products segment, was sold during the fourth quarter of 2024 and reported as discontinued operations. Therefore, the Company has classified the results of operations prior to the sale as discontinued operations in the consolidated statements of earnings and the consolidated statements of cash flows and classified the assets and liabilities prior to the sale as discontinued operations in the consolidated balance sheets for all periods presented. The discussion in the notes to these consolidated financial statements, unless otherwise noted, relates solely to our continuing operations. See Note 4 — Discontinued and Disposed Operations for further details.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying disclosures. These estimates may be adjusted due to changes in future economic, industry, or customer financial conditions, as well as changes in technology or demand. Estimates are used for, but not limited to, allowances for doubtful accounts receivable, net realizable value of inventories, restructuring reserves, warranty reserves, pension and post-retirement plans, stock-based compensation, useful lives for depreciation and amortization of long-lived assets including finite-lived intangibles, future cash flows associated with impairment testing for goodwill, indefinite-lived intangible assets and other long-lived assets, deferred tax assets, unrecognized tax benefits, contingencies and purchase price allocations. Actual results may differ from these estimates, although management does not believe such differences would materially affect the consolidated financial statements in any individual year. Estimates and assumptions are periodically reviewed and the effects of changes in these estimates and assumptions are reflected in the consolidated financial statements in the period that they are determined.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits and short-term investments, which are highly liquid in nature and have original maturities at the time of purchase of three months or less. The carrying value of cash and cash equivalents approximates fair value.

Accounts Receivable and Allowance for Credit Losses

Accounts receivable are recorded at face amounts less an allowance for credit losses. The allowance is an estimate based on historical collection experience, current and future economic and market conditions and a review of the current status of each customer's trade accounts receivable. Management evaluates the aging of the accounts receivable balances and the financial condition of its customers and all other forward-looking information that is reasonably available to estimate the amount of accounts receivable that may not be collected in the future and records the appropriate provision. See Note 8 — Credit Losses for additional information.

(Amounts in thousands except share data and where otherwise indicated)

Inventories

Inventories are stated at the lower of cost, determined on the first-in, first-out ("FIFO") basis, or net realizable value.

Through the third quarter of 2023, approximately 4% of inventories, comprised entirely of ESG inventories, were stated at the lower of cost, determined on the last-in, first-out ("LIFO") basis, or market. During the fourth quarter of 2023, the Company changed the method of accounting for these remaining LIFO inventories to FIFO. The cumulative effect of the change resulted in a fourth quarter of 2023 pre-tax benefit of $14,448 ($10,796 after-tax) recognized as an increase to earnings from discontinued operations, net within the consolidated statement of earnings for the year ended December 31, 2023 and a corresponding increase in assets of discontinued operations within the consolidated balance sheet as of December 31, 2023. The Company believed the FIFO method was preferable because it better reflected the current value of inventories in the consolidated balance sheet and resulted in a uniform method across its businesses, which in turn provided more useful financial information to the Company's investors and creditors.

Property, Plant and Equipment

Property, plant and equipment includes the historical cost of land, buildings, machinery and equipment, purchased and internally developed software, finance lease assets and significant improvements to existing plant and equipment or, in the case of acquisitions, the fair value of acquired assets. Expenditures for maintenance, repairs and minor renewals are expensed as incurred. When property or equipment is sold or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts and the gain or loss realized on disposition is reflected in earnings. The Company depreciates its assets on a straight-line basis over their estimated useful lives as follows: buildings and improvements 5 to 31.5 years; machinery and equipment 3 to 15 years; furniture and fixtures 3 to 7 years; vehicles 3 to 7 years; and software 3 to 10 years.

Derivative Financial Instruments

The Company uses derivative financial instruments to hedge its exposures to various risks, including foreign currency exchange rate risk. The Company does not enter into derivative financial instruments for speculative purposes and does not have a material portfolio of derivative financial instruments. Derivative financial instruments used for hedging purposes must be designated and effective as a hedge of the identified risk exposure at inception of the contract. The Company recognizes all derivatives as either assets or liabilities on the consolidated balance sheet and measures those instruments at fair value. For derivatives designated as hedges of the fair value of assets or liabilities, the changes in fair value of both the derivatives and of the hedged items are recorded in current earnings. For derivatives designated as cash flow hedges, the change in the fair value of the derivatives is recorded as a component of other comprehensive earnings and subsequently recognized in net earnings when the hedged items impact earnings.

Goodwill and Other Intangible Assets

Goodwill represents the excess of purchase price over the fair value of net assets acquired. Goodwill and certain other intangible assets deemed to have indefinite lives (primarily trademarks) are not amortized. For goodwill, impairment tests are required at least annually, or more frequently if events or circumstances indicate that it may be impaired, when some portion but not all of a reporting unit is disposed of or classified as assets held for sale, or when a change in the composition of reporting units occurs for other reasons, such as a change in segments. Based on its current organizational structure, the Company identified reporting units for which cash flows are determinable and to which goodwill was allocated.

The Company performs its goodwill impairment test annually in the fourth quarter. A quantitative test is used to determine existence of goodwill impairment and the amount of the impairment loss at the reporting unit level. The quantitative test compares the fair value of a reporting unit with its carrying amount, including goodwill. The Company uses an income-based valuation method, determining the present value of estimated future cash flows, to estimate the fair value of a reporting unit. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not impaired. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. Factors used in the impairment analysis require significant judgment, and actual results may differ from assumed and estimated amounts. The Company uses its own market assumptions including internal projections of future cash flows, discount rates and other assumptions considered reasonable

(Amounts in thousands except share data and where otherwise indicated)

in the analysis and reflective of market participant assumptions. These forecasts are based on historical performance and future estimated results. The discount rates utilized are based on a capital asset pricing model and published relevant industry rates, which take into consideration the risks and uncertainties inherent to the reporting units and in the internally developed forecasts. See Note 9 — Goodwill and Other Intangible Assets for further discussion of the Company's annual goodwill impairment test and results. No impairment of goodwill was required for the years ended December 31, 2024, 2023, or 2022.

The Company uses an income-based valuation method to annually test its indefinite-lived intangible assets for impairment. The fair value of the intangible asset is compared to its carrying value. This method uses the Company's own market assumptions, which are considered reasonable. Any excess of carrying value over the estimated fair value is recognized as an impairment loss. No impairment of indefinite-lived intangible assets was required for the years ended December 31, 2024, 2023, or 2022.

Other intangible assets with determinable lives primarily consist of customer intangibles, unpatented technologies, patents and trademarks. The other intangible assets are amortized over their estimated useful lives, ranging from 5 to 20 years.

Long-lived assets (including definite-lived intangible assets) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, such as a significant sustained change in the business climate. If an indicator of impairment exists for any grouping of assets, an estimate of undiscounted future cash flows is prepared and compared to its carrying value. If an asset group is determined to be impaired, the loss is measured by the excess of the carrying amount of the asset group over its fair value, as determined by an estimate of discounted future cash flows.

Leases

The Company determines if an arrangement is a lease at inception of a contract. The Company has operating and finance leases for corporate offices, manufacturing plants, research and development facilities, shared services facilities, vehicle fleets and certain office and manufacturing equipment. Operating lease right-of-use ("ROU") assets are included in other assets and deferred charges and operating lease liabilities are included in other accrued expenses and other liabilities in the consolidated balance sheet. Finance lease ROU assets are included in property, plant and equipment, and the related lease liabilities are included in other accrued expenses and other liabilities in the consolidated balance sheet. Leases with an initial term of 12 months or less are not recorded in the balance sheet.

The Company accounts for each separate lease component of a contract and its associated non-lease components as a single lease component, thus causing all fixed payments to be capitalized. Variable lease payment amounts that cannot be determined at the commencement of the lease, such as increases in lease payments based on changes in index rates or usage, are not included in the ROU assets or lease liabilities. These are expensed as incurred and recorded as variable lease expense.

ROU assets represent the Company's right to use an underlying asset during the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the commencement date based on the net present value of fixed lease payments over the lease term. The lease term includes options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. ROU assets also include any advance lease payments made and exclude lease incentives. As most of the Company's operating leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. Finance lease agreements include an interest rate that is used to determine the present value of future lease payments. Fixed operating lease expense and finance lease depreciation expense are recognized on a straight-line basis over the lease term.

Supply Chain Financing

The Company facilitates the opportunity for suppliers to participate in a voluntary supply chain financing ("SCF") program with a third-party financial institution. Participating suppliers are paid directly by the SCF financial institution and, in addition, may elect to sell receivables due from the Company to the SCF financial institution for early payment. Thus, participating suppliers have additional potential flexibility in managing their liquidity by accelerating, at their option and cost, the collection of receivables due from the Company.

(Amounts in thousands except share data and where otherwise indicated)

The Company and its suppliers agree on commercial terms, including payment terms, for the goods and services the Company procures, regardless of whether the supplier participates in SCF. For participating suppliers, the Company's responsibility is limited to making all payments to the SCF financial institution on the terms originally negotiated with the supplier, irrespective of whether the supplier elects to sell receivables to the SCF financial institution. The Company does not determine the terms or conditions of the arrangement between the SCF financial institution and the Company's suppliers. The SCF financial institution pays the supplier on the invoice due date for any invoices that were not previously sold by the supplier. The agreement between the Company and the SCF financial institution does not require the Company to provide assets pledged as security or other forms of guarantees.

Outstanding payments related to the SCF program are recorded within accounts payable in our consolidated balance sheets. Amounts due to the SCF financial institutions as of December 31, 2024 and 2023, and the rollforward of our outstanding obligations under the SCF program for the year ended December 31, 2024 are as follows:

	Total
Balance at December 31, 2023	$ 156,245
Disposition of business	(2,785)
Invoices confirmed during the period	579,481
Confirmed invoices paid during the period	(575,968)
Balance at December 31, 2024	$ 156,973

Restructuring Accruals

The Company takes actions to reduce headcount, close facilities, or otherwise exit operations. Such restructuring activities at an operation are recorded when management has committed to an exit or reorganization plan and when termination benefits are probable and can be reasonably estimated based on circumstances at the time the restructuring plan is approved by management or when termination benefits are communicated. Exit costs may include contractual terminations and asset impairments as a result of an approved restructuring plan. The accrual of both severance and exit costs requires the use of estimates. Though the Company believes that its estimates accurately reflect the anticipated costs, actual results may be different from the original estimated amounts.

Foreign Currency

Assets and liabilities of non-U.S. subsidiaries, where the functional currency is not the U.S. dollar, have been translated at year-end exchange rates and profit and loss accounts have been translated using weighted-average monthly exchange rates. Foreign currency translation gains and losses are included in the consolidated statements of comprehensive earnings as a component of other comprehensive earnings (loss). Assets and liabilities of an entity that are denominated in currencies other than an entity's functional currency are re-measured into the functional currency using end of period exchange rates, where applicable. Gains and losses related to these re-measurements are recorded within the consolidated statements of earnings as a component of other income, net. Gains and losses arising from intercompany foreign currency transactions that are of a long-term investment in nature are reported in the same manner as translation adjustments.

Revenue Recognition

The majority of the Company's revenue is generated through the manufacture and sale of a broad range of specialized products and components, with revenue recognized upon transfer of control, title and risk of loss, which is generally upon shipment. Service revenue represents approximately 5% of total revenue and is recognized as the services are performed. In limited cases, revenue arrangements with customers require delivery, installation, testing, certification, or other acceptance provisions to be satisfied before revenue is recognized. The Company includes shipping costs billed to customers in revenue and the related shipping costs in cost of goods and services.

Stock-Based Compensation

The principal awards issued under the Company's stock-based compensation plans include non-qualified stock appreciation rights ("SARs"), restricted stock units ("RSUs") and performance share awards ("PSAs"). The cost for such awards is measured at the grant date based on the fair value of the award. At the time of grant, the Company estimates forfeitures,

(Amounts in thousands except share data and where otherwise indicated)

based on historical experience, in order to estimate the portion of the award that will ultimately vest. The value of the portion of the award that is expected to ultimately vest is recognized as expense on a straight-line basis, generally over the explicit service period of three years (except for retirement-eligible employees) and is included in selling, general and administrative expenses in the consolidated statements of earnings. Expense for awards granted to retirement-eligible employees is recorded over the period from the date of grant through the date the employee first becomes eligible to retire and is no longer required to provide service. See Note 15 — Equity and Cash Incentive Program for additional information related to the Company's stock-based compensation.

Income Taxes

The provision for income taxes includes federal, state, local and non-U.S. taxes. Tax credits, primarily for research and experimentation, are recognized as a reduction of the provision for income taxes in the year in which they are available for tax purposes. Deferred taxes are provided using enacted rates on the future tax consequences of temporary differences. Temporary differences include the differences between the financial statement carrying amounts of assets and liabilities and their respective tax basis and the tax benefit of carryforwards. A valuation allowance is established for deferred tax assets for which it is more likely than not that some portion or all of the deferred tax benefit will not be realized. In assessing the need for a valuation allowance, management considers all available evidence, including the future reversal of existing taxable temporary differences, taxable income in carryback periods, prudent and feasible tax planning strategies and estimated future taxable income. The valuation allowance can be affected by changes to tax regulations, interpretations and rulings, changes to enacted statutory tax rates and changes to future taxable income estimates.

Tax benefits are recognized from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position in consideration of applicable tax statutes and related interpretations and precedents. Tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized on ultimate settlement.

Research and Development Costs

Research and development costs, including qualifying engineering costs, are expensed when incurred and amounted to $149,601 in 2024, $139,058 in 2023 and $151,351 in 2022. These costs as a percent of revenue were 1.9% in 2024, 1.8% in 2023 and 1.9% in 2022. Research and development costs are reported within selling, general and administrative expenses in the consolidated statements of earnings.

Advertising Costs

Advertising costs are expensed when incurred and amounted to $23,166 in 2024, $22,112 in 2023 and $24,421 in 2022. Advertising costs are reported within selling, general and administrative expenses in the consolidated statements of earnings.

Risk, Retention, Insurance

The Company's insurance programs contain various deductibles that, based on the Company's experience, are typical and customary for a company of its size and risk profile. The Company does not consider any of the deductibles to represent a material risk to the Company. The Company generally maintains insurance policies with deductibles for claims and liabilities related primarily to workers' compensation, health and welfare claims, general liability, product and automobile liability, cybersecurity risks, property damage and business interruption resulting from certain events. The Company accrues for claim exposures that are probable of occurrence and can be reasonably estimated.

Recent Accounting Pronouncements

Recently Issued Accounting Standards

The following accounting standards updates ("ASU"), issued by the Financial Accounting Standards Board ("FASB"), will, or are expected to, result in a change in practice and/or have a financial impact to the Company's consolidated financial statements:

(Amounts in thousands except share data and where otherwise indicated)

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which expands the disclosures required in an entity's income tax rate reconciliation table and requires disclosure of income taxes paid both in U.S. and foreign jurisdictions. The amendments are effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is currently evaluating this ASU to determine its impact on the Company's disclosures.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement—Reporting Comprehensive Income (Subtopic 220-40): Expense Disaggregation Disclosures, which expands disclosures of specific expense categories at interim and annual reporting periods. The amendments are effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating this ASU to determine its impact on the Company's disclosures.

Recently Adopted Accounting Standards

In September 2022, the FASB issued ASU No. 2022-04, Liabilities-Supplier Finance Programs (Topic 405-50): Disclosure of Supplier Finance Program Obligations. The amendments in this update require a buyer in a supplier finance program to disclose information about the program's nature, activity during the period, changes from period to period, and potential magnitude. The Company adopted the guidance when it became effective on January 1, 2023, except for the rollforward requirement, which was adopted when it became effective January 1, 2024. The adoption did not have a material impact on the Company's consolidated financial statements. See required disclosure within the Supply Chain Financing section of Note 1 — Description of Business and Summary of Significant Accounting Policies.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendment requires disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment's profit or loss and assets. The amendments are effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024. The Company adopted the guidance during the fourth quarter of 2024. See Note 19 — Segment Information for further details.

2. Revenue

Revenue from Contracts with Customers

A majority of the Company's revenue is short cycle in nature with shipments within one year from order. A small portion of the Company's revenue derives from contracts extending over one year. The Company's payment terms generally range between 30 to 90 days and vary by the location of businesses, the type of products manufactured to be sold and the volume of products sold, among other factors.

Disaggregation of Revenue

Revenue from contracts with customers is disaggregated by segment and geographic location, as they best depict the nature and amount of the Company's revenue. See Note 19 — Segment Information for further details.

Performance Obligations

A majority of the Company's contracts have a single performance obligation which represents, in most cases, the equipment or product being sold to the customer. Some contracts include multiple performance obligations such as a product and the related installation, extended warranty, software and digital solutions, and/or maintenance services. These contracts require judgment in determining the number of performance obligations.

The Company has elected to use the practical expedient to not adjust the promised amount of consideration for the effects of a significant financing component if it is expected, at contract inception, that the period between when the Company transfers a promised good or service to a customer, and when the customer pays for that good or service, will be one year or less. Thus, the Company may not consider an advance payment to be a significant financing component, if it is received less than one year before product completion.

The majority of the Company's contracts offer assurance-type warranties in connection with the sale of a product to a customer. Assurance-type warranties provide a customer with assurance that the related product will function as the parties intended because it complies with agreed-upon specifications. Such warranties do not represent a separate performance obligation.

The Company may also offer service-type warranties that provide services to the customer, in addition to the assurance that the product complies with agreed-upon specifications. If a warranty is determined to be a service-type warranty, it represents a distinct service and is treated as a separate performance obligation.

Estimates are used to determine the amount of variable consideration in contracts, the standalone selling price among separate performance obligations and the measure of progress for contracts where revenue is recognized over time. The Company reviews and updates these estimates regularly.

Some contracts with customers include variable consideration primarily related to volume rebates. The Company estimates variable consideration at the most likely amount to determine the total consideration which the Company expects to be entitled. Estimated amounts are included in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. The Company's estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on an assessment of anticipated performance and all information (historical, current and forecasted) that is reasonably available.

For contracts with multiple performance obligations, the Company allocates the total transaction price to each performance obligation in an amount based on the estimated relative standalone selling prices of the promised goods or services underlying each performance obligation. The Company uses an observable price to determine the standalone selling price for separate performance obligations or a cost plus margin approach when one is not available.

Approximately 95% of the Company's revenue is recognized at a point in time, rather than over time, as the Company completes its performance obligations. Specifically, revenue is recognized when control transfers to the customer, typically upon shipment or completion of installation, testing, certification, or other substantive acceptance provisions required under the contract. Approximately 5% of the Company's revenue is recognized over time and relates to the sale of equipment or services, including software solutions and services, in which the Company transfers control of a good or service over time and the customer simultaneously receives and consumes the benefits provided by the Company's performance as the Company performs, or the Company's performance creates or enhances an asset the customer controls as the asset is created or enhanced, or the Company's performance does not create an asset with an alternative use to the Company and the Company has an enforceable right to payment for its performance to date plus a reasonable margin.

For revenue recognized over time, there are two types of methods for measuring progress and both are relevant to the Company: (1) input methods and (2) output methods. Although this may vary by business, input methods generally are based on costs incurred relative to estimated total costs. Output methods generally are based on a measurement of progress, such as milestone achievement. The businesses use the method and measure of progress that best depicts the transfer of control to the customer of the goods or services to date relative to the remaining goods or services promised under the contract.

Transaction Price Allocated to the Remaining Performance Obligations

At December 31, 2024, we estimated that $186,829 in revenue is expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) at the end of the reporting period. We expect to recognize approximately 53.6% of the Company's unsatisfied (or partially unsatisfied) performance obligations as revenue in 2025, 22.0% in 2026, with the remaining balance to be recognized in 2027 and thereafter.

Remaining consideration, including variable consideration, from contracts with customers is included in the amounts presented in the preceding paragraph and pertains to contracts with multiple performance obligations, extended warranties on products and multi-year agreements, which are typically recognized as the performance obligation is satisfied.

The Company applied the standard's practical expedient that permits the omission of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which the Company recognizes revenue at the amount to which the Company has the right to invoice for services performed.

(Amounts in thousands except share data and where otherwise indicated)

Contract Balances

The following table provides information about contract assets and contract liabilities from contracts with customers:

	December 31, 2024	December 31, 2023	December 31, 2022
Contract assets - current	$ 22,413	$ 19,561	$ 11,074
Contract liabilities - current	198,629	194,798	241,595
Contract liabilities - non-current	4,452	7,098	6,417

Contract assets primarily relate to the Company's right to consideration for work completed but not billed at the reporting date and are recorded in prepaid and other current assets in the consolidated balance sheets. Contract assets are transferred to receivables when the right to consideration becomes unconditional. Contract liabilities relate to advance consideration received from customers or advance billings for which revenue has not been recognized. Current contract liabilities are recorded in deferred revenue and non-current contract liabilities are recorded in other liabilities in the consolidated balance sheets. Contract liabilities are reduced when the associated revenue from the contract is recognized.

The revenue recognized during 2024 and 2023 that was included in the contract liabilities at the beginning of the respective periods amounted to $182,846 and $224,355, respectively.

Contract Costs

Costs incurred to obtain a customer contract are not material to the Company. The Company elected to apply the practical expedient to not capitalize contract costs to obtain contracts with a duration of one year or less, which are expensed and included within cost of goods and services in the consolidated statements of earnings.

3. Acquisitions

2024 Acquisitions

During the year ended December 31, 2024, the Company acquired eight businesses in separate transactions for total consideration of $674,005, net of cash acquired and inclusive of measurement period adjustments and contingent consideration of $38,736 (a non-cash financing activity). These businesses were acquired to complement and expand upon existing operations within the Clean Energy & Fueling, Engineered Products, Imaging & Identification and Pumps and Process Solutions segments. The goodwill recorded as a result of these acquisitions represents the economic benefits expected to be derived from product line expansions and operational synergies. Goodwill of $14,188 is deductible for income tax purposes and $323,063 is non-deductible for income tax purposes for these acquisitions. The fair values of the assets acquired and liabilities assumed, and the related tax balances, are based on preliminary estimates and assumptions. These preliminary estimates and assumptions could change significantly during the measurement period as the Company finalizes the valuations of the assets acquired and liabilities assumed, and the related tax balances.

On July 19, 2024, the Company acquired 100% of the equity interests in the Marshall Excelsior Company ("MEC"), a supplier of highly-engineered flow control components for transportation, storage, and use in liquefied petroleum gas and other industrial gases, for $395,809, net of cash acquired and inclusive of measurement period adjustments. The MEC acquisition expands the Company's critical flow control capabilities in the Clean Energy & Fueling segment. In connection with this acquisition, the Company recorded goodwill of $187,923 and intangible assets of $194,100, primarily related to customer intangibles. The fair value for customer intangibles at the acquisition date was determined using the multi-period excess earnings method under the income approach. The fair value measurements of intangible assets are based on significant unobservable inputs, and thus represent Level 3 inputs. Significant assumptions used in assessing the fair values of intangible assets include discounted future cash flows, customer attrition rates and discount rates.

(Amounts in thousands except share data and where otherwise indicated)

The following presents the preliminary allocation of purchase price to the assets acquired and liabilities assumed, for the MEC acquisition, based on the estimated fair values at acquisition date:

	Total
Current assets, net of cash acquired	$ 58,695
Property, plant and equipment	10,300
Goodwill	187,923
Intangible assets	194,100
Other assets and deferred charges	5,602
Current liabilities	(15,959)
Non-current liabilities	(44,852)
Net assets acquired	$ 395,809

On January 17, 2024, the Company acquired 100% of the equity interests in the Transchem Group ("Transchem"), a supplier of car wash chemicals and associated solutions, for $48,241, net of cash acquired and inclusive of contingent consideration and measurement period adjustments. The Transchem acquisition expands the Company's chemical product offerings in the Clean Energy & Fueling segment, specializing in wash performance and water reclaim technology that reduces water usage and lowers car wash operators' cost. In connection with this acquisition, the Company recorded goodwill of $25,132 and intangible assets of $26,309, primarily related to customer intangibles.

On January 31, 2024, the Company acquired 100% of the equity interests in Bulloch Technologies, Inc. ("Bulloch"), a provider of point-of-sale ("POS"), forecourt controller and electronic payment server solutions to the convenience retail industry, for $121,917, net of cash acquired and inclusive of contingent consideration and measurement period adjustments. The acquisition of Bulloch expands the Company's offering in North America with highly complementary POS and forecourt solutions within the Clean Energy & Fueling segment. In connection with this acquisition, the Company recorded goodwill of $73,850 and intangible assets of $62,417, primarily related to customer intangibles.

On July 18, 2024, the Company acquired 100% of the equity interests in Demaco Holland B.V. ("Demaco"), a provider of critical flow control components for cryogenic applications used in a wide range of end markets, for $42,556, net of cash acquired and inclusive of contingent consideration. The acquisition of Demaco expands the Company's offering within the Clean Energy & Fueling segment. In connection with this acquisition, the Company recorded goodwill of $23,788 and intangible assets of $20,159, primarily related to customer intangibles.

On August 9, 2024, the Company acquired 100% of the equity interest in Criteria Labs, Inc. ("Criteria Labs"), a provider of radio frequency devices and microelectronic engineering solutions tailored for high-reliability applications, for $14,737, net of cash acquired and inclusive of contingent consideration and measurement period adjustments. The acquisition of Criteria Labs expands the Company's offerings within the Engineered Products segment. In connection with this acquisition, the Company recorded goodwill of $7,252 and intangible assets of $7,900, primarily related to unpatented technologies.

On August 9, 2024, the Company acquired 100% of the equity interest in SPS Cryogenics B.V. and Special Gas Systems B.V ("SPS Cryogenics"), a designer, manufacturer, and supplier of vacuum-insulated piping systems for a wide variety of liquefied gases, for $11,080, net of cash acquired and inclusive of measurement period adjustments. The acquisition of SPS Cryogenics expands the Company's presence in Europe with highly complementary offerings within the Clean Energy & Fueling segment. In connection with this acquisition, the Company recorded goodwill of $5,118 and intangible assets of $5,677, primarily related to customer intangibles.

On December 20, 2024, the Company acquired certain assets from Carter Day International, Inc.'s petrochemical division for $33,968, inclusive of contingent consideration. The acquisition of these assets expands the Company's pelletizing-system portfolio of dewatering and drying equipment and includes complementary high-volume dryer technology to offerings in the Pumps & Process Solutions segment. In connection with this acquisition, the Company recorded goodwill of $14,188 and intangible assets of $19,780, primarily related to unpatented technologies and customer intangibles.

One other immaterial acquisition was completed during the year ended December 31, 2024, within the Imaging & Identification segment. The acquisition is highly complementary to our existing track and trace solutions business, grows our presence in the European market and adds complementary offerings to our portfolio.

(Amounts in thousands except share data and where otherwise indicated)

The following presents, for the seven acquisitions other than MEC, the preliminary allocation of purchase price to the assets acquired and liabilities assumed, based on their estimated fair values at acquisition date:

	Total
Current assets, net of cash acquired	$ 25,356
Property, plant and equipment	4,530
Goodwill	149,328
Intangible assets	146,138
Other assets and deferred charges	9,520
Current liabilities	(15,438)
Non-current liabilities	(41,238)
Net assets acquired	$ 278,196

The amounts assigned to goodwill and major intangible asset classifications for all 2024 acquisitions were as follows:

	Amount Allocated	Weighted Average Useful Life (in years)
Goodwill - deductible	$ 14,188	na
Goodwill - non-deductible	323,063	na
Customer intangibles	282,915	14
Unpatented technologies	38,401	7
Trademarks	18,922	15
	$ 677,489	

2023 Acquisitions

During the year ended December 31, 2023, the Company acquired two businesses in separate transactions for total consideration of $535,290, net of cash acquired and inclusive of contingent consideration. These businesses were acquired to complement and expand upon existing operations within the Pumps & Process Solutions and Climate & Sustainability Technologies segments. The goodwill recorded as a result of these acquisitions represents the economic benefits expected to be derived from product line expansions and operational synergies. Goodwill of $224,771 is deductible for income tax purposes and $2,990 is non-deductible for income tax purposes for these acquisitions.

FW Murphy

On December 4, 2023, the Company acquired 100% of the assets, and assumed certain liabilities, of the FW Murphy Production Controls business ("FW Murphy"), a provider of control and optimization solutions for the reciprocating compression industry, for $526,457. The FW Murphy acquisition strengthens the Company's position in compression technologies for natural gas and clean energy applications, and adds complementary offerings within the Pumps & Process Solutions segment. In connection with this acquisition, the Company recorded goodwill of $224,771 and intangible assets of $254,000 for customer intangibles, $11,100 for unpatented technology and $10,400 for trademarks. The fair value for customer intangibles at the acquisition date was determined using the multi-period excess earnings method under the income approach. The fair value measurements of intangible assets are based on significant unobservable inputs, and thus represent Level 3 inputs. Significant assumptions used in assessing the fair values of intangible assets include discounted future cash flows, customer attrition rates and discount rates. During the year ended December 31, 2024, the Company recorded measurement period adjustments resulting in an increase to the goodwill disclosed above of $227 and a decrease to the purchase price disclosed above of $288.

(Amounts in thousands except share data and where otherwise indicated)

The following presents the allocation of purchase price to the assets acquired and liabilities assumed in the FW Murphy acquisition, based on their estimated fair values at acquisition date:

	Total
Current assets	$ 26,564
Goodwill	224,771
Intangible assets	275,500
Other assets and deferred charges	9,508
Current liabilities	(1,316)
Non-current liabilities	(8,570)
Net assets acquired	$ 526,457

Other Acquisitions

On August 28, 2023, the Company acquired 100% of the equity interest in the Arc Pacific group ("Arc Pacific"), a global supplier of can washers, dry-off, pin and internal bake ovens for the metal packaging industry, for $8,833, net of cash acquired and inclusive of contingent consideration. The Arc Pacific acquisition extends the Company's reach into can processing equipment production within the Climate & Sustainability Technologies segment. In connection with this acquisition, the Company recorded goodwill of $2,990 and intangible assets of $7,670, primarily related to customer intangibles. During the year ended December 31, 2024, the Company recorded measurement period adjustments resulting in an increase to the goodwill and purchase price disclosed above of $371 and $250, respectively.

The amounts assigned to goodwill and major intangible asset classifications for all 2023 acquisitions were as follows:

	Amount Allocated	Weighted Average Useful Life (in years)
Goodwill - deductible	$ 224,771	na
Goodwill - non-deductible	2,990	na
Customer intangibles	259,700	15
Unpatented technology	12,510	8
Trademarks	10,960	15
	$ 510,931	

2022 Acquisitions

During the year ended December 31, 2022, the Company acquired three businesses in separate transactions for total consideration of $309,504, net of cash acquired and inclusive of measurement period adjustments. Of these transactions, one included additional consideration contingent on achieving certain financial performance targets. These businesses were acquired to complement and expand upon existing operations within the Pumps & Process Solutions segment. The goodwill recorded as a result of these acquisitions represents the economic benefits expected to be derived from product line expansions and operational synergies. The goodwill is non-deductible for income tax purposes for these acquisitions.

(Amounts in thousands except share data and where otherwise indicated)

Malema

On July 1, 2022, the Company acquired 99.7% of the equity interests in Malema Engineering Corporation and its related foreign entities ("Malema"), a designer and manufacturer of flow measurement and control instruments serving customers in the biopharmaceutical, semiconductor and industrial sectors, for $223,462, net of cash acquired and inclusive of the impact of measurement period adjustments discussed below, subject to contingent consideration. During the fourth quarter of 2022, the Company acquired the remaining 0.3% of equity interests in Malema. The Malema acquisition expands the Company's biopharma single-use production offering within the Pumps & Process Solutions segment. No value was attributed to the contingent consideration, which had a maximum potential payout of $50,000 and was based upon meeting certain financial performance targets by March 31, 2024, which were not met. In connection with this acquisition, the Company recorded goodwill of $153,082 and intangible assets of $64,000 for customer intangibles, $16,000 for patents, and $4,000 for trademarks. The fair value for customer intangibles at the acquisition date was determined using the multi-period excess earnings method under the income approach. The fair value measurements of intangible assets are based on significant unobservable inputs, and thus represent Level 3 inputs. Significant assumptions used in assessing the fair values of intangible assets include discounted future cash flows, customer attrition rates and discount rates. During the year ended December 31, 2023, the Company recorded measurement period adjustments primarily related to its treatment of certain liabilities. These adjustments are based on facts and circumstances that existed, but were not known, as of the acquisition date which resulted in an increase in goodwill of $1,381.

The following presents the allocation of purchase price to the assets acquired and liabilities assumed under the Malema acquisition, based on their estimated fair values at acquisition date:

	Total
Current assets, net of cash acquired	$ 8,985
Property, plant and equipment	2,733
Goodwill	153,082
Intangible assets	84,000
Other assets and deferred charges	1,159
Current liabilities	(4,487)
Non-current liabilities	(22,010)
Net assets acquired	$ 223,462

Other acquisitions

On December 14, 2022, the Company acquired 100% of the equity interests in Witte Pumps & Technology GmbH ("Witte"), a manufacturer of precision gear pumps, for $77,942, net of cash acquired. The Witte acquisition expands the Company's reach into gear pump manufacturing and associated spare parts and services for the chemical, plastics and polymer processing, food and beverage, and pharmaceutical industries within the Pumps & Process Solutions segment. In connection with this acquisition, the Company recorded goodwill of $41,779 and intangible assets of $34,812, primarily related to customer intangibles. The Company recorded measurement period adjustments primarily related to current assets. These adjustments are based on facts and circumstances that existed, but were not known, as of the acquisition date which resulted in a decrease in goodwill of $3,749.

On May 2, 2022, the Company acquired 100% of the equity interests in AMN DPI ("AMN"), a designer and manufacturer of polymer pelletizing tools, for $8,100, net of cash acquired. The AMN acquisition extends the Company's reach into polymer processing equipment production within the Pumps & Process Solutions segment. In connection with this acquisition, the Company recorded goodwill of $1,903 and intangible assets of $5,625, primarily related to customer intangibles.

(Amounts in thousands except share data and where otherwise indicated)

The following presents, for the two acquisitions other than Malema, the allocation of purchase price to the assets acquired and liabilities assumed, based on their estimated fair values at acquisition date:

	Total
Current assets, net of cash acquired	$ 28,435
Property, plant and equipment	4,222
Goodwill	43,682
Intangible assets	40,437
Other assets and deferred charges	3,580
Current liabilities	(19,172)
Non-current liabilities	(15,142)
Net assets acquired	$ 86,042

The amounts assigned to goodwill and major intangible asset classifications for all 2022 acquisitions were as follows:

	Amount Allocated	Weighted Average Useful Life (in years)
Goodwill - non-deductible	$ 196,764	na
Customer intangibles	90,742	14
Patents	16,000	10
Unpatented technology	10,302	8
Trademarks	7,393	15
	$ 321,201	

4. Discontinued and Disposed Operations

Management evaluates Dover's businesses periodically for their strategic fit within its operations and may from time to time sell or discontinue certain operations for various reasons.

Discontinued Operations

On October 8, 2024 the Company completed the sale of the ESG business, an operating company within the Engineered Products segment, to Terex Corporation for total consideration, net of cash transferred, of $2.0 billion, an investing activity of discontinued operations within the consolidated statements of cash flows for the year ended December 31, 2024. This sale resulted in a preliminary pre-tax gain on disposition of $1.6 billion ($1.2 billion after-tax), included within earnings from discontinued operations, net in the consolidated statements of earnings for the year ended December 31, 2024. The preliminary total consideration and preliminary pre-tax gain on disposition are subject to standard working capital adjustments. The ESG sale qualifies for discontinued operations reporting because its disposal represented a strategic shift with a major effect on the Company's operations and financial results.

(Amounts in thousands except share data and where otherwise indicated)

Summarized results of the Company's discontinued operations are as follows:

	Years Ended December 31,		
	2024 [(1)]	2023	2022
Revenue	$ 678,415	$ 753,658	$ 663,914
Cost of goods and services	479,671	536,569	505,311
Gross profit	198,744	217,089	158,603
Selling, general and administrative expenses	68,677	70,086	58,914
Operating earnings	130,067	147,003	99,689
Gain on disposition	(1,640,948)	—	—
Other expense (income), net	704	(3)	2,387
Earnings from discontinued operations before provision for income taxes	1,770,311	147,006	97,302
Provision for income taxes	473,153	34,042	21,838
Earnings from discontinued operations, net	$ 1,297,158	$ 112,964	$ 75,464

(1) Reflects the operating results of the ESG business through the date of disposition on October 8th, 2024.

Assets and liabilities classified as discontinued operations are summarized below:

	December 31, 2023
Assets of discontinued operations	
Receivables, net	$ 110,933
Inventories, net	81,363
Prepaid and other current assets	2,190
Property, plant and equipment, net	53,344
Goodwill	244,123
Intangible assets, net	38,709
Other assets and deferred charges	5,778
Total assets of discontinued operations	$ 536,440
Liabilities of discontinued operations	
Accounts payable	$ 104,077
Other current liabilities	48,936
Other non-current liabilities	35,058
Total liabilities of discontinued operations	$ 188,071

As of December 31, 2024, no assets or liabilities were classified as discontinued operations. As of December 31, 2023, current assets and liabilities of discontinued operations of $194,486 and $153,013, respectively, and non-current assets and liabilities of discontinued operations of $341,954 and $35,058, respectively, are presented in the consolidated balance sheets.

2024 Dispositions

On March 31, 2024, the Company completed the sale of the De-Sta-Co business, an operating company within the Engineered Products segment, for total consideration, net of cash transferred, of $675,885. Of the total consideration, $63,000 was received upon finalization of closing activities in India and China, which occurred during the second quarter. This sale resulted in a pre-tax gain on disposition of $530,349 ($415,376 after-tax) included within the consolidated statements of earnings for the year ended December 31, 2024. The sale did not meet the criteria to be classified as a discontinued operation, as it did not represent a strategic shift that would have a major effect on operations and financial results.

De-Sta-Co met the criteria to be classified as held for sale beginning September 30, 2023. As of December 31, 2023, current assets and liabilities held for sale of $192,644 and $64,568, respectively, are presented in the consolidated balance sheets.

(Amounts in thousands except share data and where otherwise indicated)

On September 30, 2024, a minority owned equity method investment held within the Climate & Sustainability Technologies segment was sold and the Company received its proportionate share of the proceeds amounting to $92,962. The sale resulted in a preliminary pre-tax gain of $67,449 ($47,008 after-tax), subject to customary post-closing adjustments and included within the consolidated statements of earnings for the year ended December 31, 2024.

2023 Dispositions

There was one immaterial disposition in 2023.

2022 Dispositions

There was one immaterial disposition in 2022.

5. Inventories, net

	December 31, 2024	December 31, 2023
Raw materials	$ 649,993	$ 648,896
Work in progress	233,544	214,934
Finished goods	390,625	395,617
Subtotal	1,274,162	1,259,447
Less reserves	(129,324)	(115,358)
Total	$ 1,144,838	$ 1,144,089

6. Property, Plant and Equipment, net

	December 31, 2024	December 31, 2023
Land	$ 62,270	$ 64,722
Buildings and improvements	626,075	592,136
Machinery, equipment and other	1,945,479	1,860,315
Property, plant and equipment, gross	2,633,824	2,517,173
Accumulated depreciation	(1,645,900)	(1,538,701)
Property, plant and equipment, net	$ 987,924	$ 978,472

Depreciation expense totaled $154,449, $151,271 and $143,722 for the years ended December 31, 2024, 2023 and 2022, respectively.

7. Leases

The Company's ROU assets and lease liabilities are discussed in detail in Note 1 — Description of Business and Summary of Significant Accounting Policies.

The components of lease costs were as follows:

	Years Ended December 31,		
	2024	2023	2022
Operating Lease Costs:			
Fixed	$ 61,464	$ 57,409	$ 52,303
Variable	8,890	8,243	7,433
Short-term	20,564	20,550	20,291
Total[1]	$ 90,918	$ 86,202	$ 80,027

[1] Finance lease cost and sublease income were immaterial.

(Amounts in thousands except share data and where otherwise indicated)

Supplemental cash flow information related to leases were as follows:

	Years Ended December 31,		
	2024	2023	2022
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows for operating leases	$ 63,093	$ 57,607	$ 52,973
Operating cash flows for finance leases	443	318	335
Financing cash flows for finance leases	4,316	3,231	2,917
Total	$ 67,852	$ 61,156	$ 56,225
Right-of-use assets obtained in exchange for lease obligations:			
Operating leases	$ 49,021	$ 50,997	$ 55,916
Financing leases	4,469	3,539	3,149
Total	$ 53,490	$ 54,536	$ 59,065

Supplemental balance sheet information related to leases were as follows:

	December 31, 2024	December 31, 2023
Operating Leases		
Right-of-use assets:		
Other assets and deferred charges	$ 208,379	$ 206,802
Lease liabilities:		
Other accrued expenses	$ 49,646	$ 47,973
Other liabilities	174,905	170,822
Total operating lease liabilities	$ 224,551	$ 218,795
Finance Leases		
Right-of-use assets:		
Property, plant and equipment, net [(1)]	$ 9,044	$ 7,987
Lease liabilities:		
Other accrued expenses	$ 3,543	$ 3,065
Other liabilities	5,603	5,896
Total finance lease liabilities	$ 9,146	$ 8,961

(1) Finance lease right-of-use assets are recorded net of accumulated depreciation of $12,378 and $10,206 for the years ended December 31, 2024 and December 31, 2023, respectively.

The aggregate future lease payments for operating and finance leases as of December 31, 2024 were as follows:

	Operating	Finance
2025	$ 57,586	$ 4,356
2026	45,225	3,687
2027	38,118	1,646
2028	30,332	516
2029	21,623	131
Thereafter	70,820	61
Total lease payments	263,704	10,397
Less interest	(39,153)	(1,251)
Present value of lease liabilities	$ 224,551	$ 9,146

(Amounts in thousands except share data and where otherwise indicated)

Average lease terms and discount rates were as follows:

	December 31, 2024	December 31, 2023	December 31, 2022
Weighted-average remaining lease term (years)			
Operating leases	6.9	7.2	7.8
Finance leases	2.7	3.0	3.6
Weighted-average discount rate			
Operating leases	4.1 %	4.0 %	3.5 %
Finance leases	4.2 %	3.9 %	3.4 %

8. Credit Losses

The Company is exposed to credit losses primarily through sales of products and services. Due to the short-term nature of such receivables, the estimated amount of accounts receivable that may not be collected is based on aging of the accounts receivable balances and other historical and forward-looking information on the financial condition of the customers. Balances are written off when determined to be uncollectible.

Estimates are used to determine the allowance, based on assessment of anticipated payment and all other historical, current and forward-looking information that is reasonably available.

The following table provides a roll-forward of the allowance for credit losses that is deducted from the amortized cost basis of accounts receivable to present the net amount expected to be collected.

	2024	2023	2022
Balance at January 1	$ 30,679	$ 38,504	$ 39,277
Provision for expected credit losses, net of recoveries	5,329	2,644	5,499
Amounts written off charged against the allowance	(6,492)	(10,096)	(4,440)
Other, including dispositions and foreign currency translation	(722)	(373)	(1,832)
Balance at December 31	$ 28,794	$ 30,679	$ 38,504

(Amounts in thousands except share data and where otherwise indicated)

9. Goodwill and Other Intangible Assets

Goodwill

The changes in the carrying value of goodwill by reportable operating segments were as follows:

	Engineered Products	Clean Energy & Fueling	Imaging & Identification	Pumps & Process Solutions	Climate & Sustainability Technologies	Total
Goodwill	$ 479,010	$ 1,391,418	$ 1,078,259	$ 1,039,505	$ 507,740	$ 4,495,932
Accumulated impairment loss [1]	(10,591)	—	—	(59,970)	—	(70,561)
Balance at January 1, 2023	468,419	1,391,418	1,078,259	979,535	507,740	4,425,371
Acquisitions	—	—	—	224,771	2,990	227,761
Measurement period adjustments	—	—	—	(5,103)	—	(5,103)
Held for sale	(58,897)	—	—	—	—	(58,897)
Foreign currency translation	5,736	17,884	14,701	9,368	743	48,432
Balance at December 31, 2023	415,258	1,409,302	1,092,960	1,208,571	511,473	4,637,564
Acquisitions	7,252	315,811	—	14,188	—	337,251
Measurement period adjustments	—	—	—	227	371	598
Foreign currency translation	(7,246)	(29,716)	(20,929)	(10,944)	(876)	(69,711)
Balance at December 31, 2024	$ 415,264	$ 1,695,397	$ 1,072,031	$ 1,212,042	$ 510,968	$ 4,905,702

[1] Accumulated impairment loss as of December 31, 2024 is not subject to foreign currency translation.

During 2024 and 2023, the Company recognized additions of $337,251 and $227,761, respectively, to goodwill as a result of acquisitions as discussed in Note 3 — Acquisitions.

During the year ended December 31, 2024, the Company disposed of goodwill related to the disposition of De-Sta-Co that was previously classified as held for sale as of December 31, 2023. See Note 4 — Discontinued and Disposed Operations for further information.

Annual impairment testing

The Company tests goodwill for impairment annually in the fourth quarter of each year, whenever events or circumstances indicate an impairment may have occurred, or when a change in the composition of reporting units occurs for other reasons, such as a change in segments.

The Company performed its annual goodwill impairment test during the fourth quarter of 2024 using a discounted cash flow analysis as discussed in Note 1 — Description of Business and Summary of Significant Accounting Policies. The Company performed a quantitative goodwill impairment test for each of its reporting units, concluding that the fair values of all of its reporting units were in excess of their carrying values. No impairment of goodwill was required. The discounted cash flow analysis includes management's current assumptions as to future cash flows and long-term growth rates. The discount rates utilized are based on a capital asset pricing model and published relevant industry rates, which take into consideration the risks and uncertainties inherent to the reporting units and in the internally developed forecasts. The discount rate used in the 2024 reporting unit valuations was 10.1%. Further, the Company assessed the current market capitalization, forecasts and the amount of headroom in the 2024 impairment test.

While the Company believes the assumptions used in the 2024 impairment analysis are reasonable and representative of expected results, actual results may differ from expectations.

(Amounts in thousands except share data and where otherwise indicated)

Intangible Assets

The Company's definite-lived and indefinite-lived intangible assets by major asset class were as follows:

	December 31, 2024			December 31, 2023		
	Gross Amount	Accumulated Amortization	Net Carrying Amount	Gross Amount	Accumulated Amortization	Net Carrying Amount
Amortized intangible assets:						
Customer intangibles	$2,343,823	$ 1,174,195	$1,169,628	$2,097,985	$ 1,064,609	$1,033,376
Trademarks	283,216	156,745	126,471	268,605	142,505	126,100
Patents	201,828	146,271	55,557	204,591	140,438	64,153
Unpatented technologies	277,945	169,310	108,635	244,042	151,944	92,098
Distributor relationships	79,855	66,469	13,386	82,031	63,343	18,688
Other	22,100	11,400	10,700	24,211	10,053	14,158
Total	3,208,767	1,724,390	1,484,377	2,921,465	1,572,892	1,348,573
Unamortized intangible assets:						
Trademarks	96,477	—	96,477	96,631	—	96,631
Total intangible assets, net	$3,305,244	$ 1,724,390	$1,580,854	$3,018,096	$ 1,572,892	$1,445,204

The Company recorded $340,238 of acquired intangible assets in 2024. See Note 3 — Acquisitions for further information.

For the years ended December 31, 2024, 2023 and 2022, amortization expense was $183,393, $153,775 and $151,938 respectively. Amortization expense is primarily comprised of acquisition-related intangible amortization.

Estimated future amortization expense related to intangible assets held at December 31, 2024 for the next five years is as follows:

	Estimated Amortization
2025	$ 188,976
2026	180,521
2027	177,158
2028	146,012
2029	136,646

10. Other Accrued Expenses and Other Liabilities

The following table details the major components of other accrued expenses:

	December 31, 2024	December 31, 2023
Accrued rebates and volume discounts	$ 52,067	$ 43,866
Operating lease liabilities	49,646	47,973
Taxes other than income	39,486	30,180
Warranty	36,503	35,126
Accrued interest	20,620	20,723
Restructuring and exit costs	18,466	21,759
Accrued commissions (non-employee)	12,243	13,277
Other	106,295	83,991
Total other accrued expenses	$ 335,326	$ 296,895

(Amounts in thousands except share data and where otherwise indicated)

The following table details the major components of other liabilities (non-current):

	December 31, 2024	December 31, 2023
Operating lease liabilities	$ 174,905	$ 170,822
Deferred compensation	88,464	78,805
Defined benefit and other postretirement benefit plans	87,019	86,066
Unrecognized tax benefits	53,927	27,307
Legal and environmental	26,045	26,991
Deferred revenue	4,452	7,098
Warranty	5,552	7,117
Other	30,763	22,708
Total other liabilities	$ 471,127	$ 426,914

Warranty

Estimated warranty program claims are provided for at the time of sale. Amounts provided for are based on historical costs and adjusted for new claims. The changes in the carrying amount of product warranties were as follows:

	Years Ended December 31,		
	2024	2023	2022
Balance at January 1	$ 42,243	$ 43,056	$ 43,269
Provision for warranties	55,442	49,708	51,172
Settlements made	(52,562)	(50,769)	(50,100)
Other adjustments, including acquisitions and currency translation	(3,068)	248	(1,285)
Balance at December 31	$ 42,055	$ 42,243	$ 43,056

11. Restructuring Activities

The Company's restructuring charges by segment were as follows:

	Years Ended December 31,		
	2024	2023	2022
Engineered Products	$ 7,847	$ 8,976	$ 3,194
Clean Energy & Fueling	30,858	20,336	9,571
Imaging & Identification	9,960	5,918	4,702
Pumps & Process Solutions	4,956	7,686	4,685
Climate & Sustainability Technologies	15,197	4,541	6,007
Corporate	992	2,444	2,321
Total	$ 69,810	$ 49,901	$ 30,480
These amounts are classified in the consolidated statements of earnings as follows:			
Cost of goods and services	$ 37,993	$ 19,352	$ 6,855
Selling, general and administrative expenses	31,817	30,549	23,625
Total	$ 69,810	$ 49,901	$ 30,480

The restructuring expenses of $69,810 incurred during the year ended December 31, 2024 were primarily related to headcount reductions and product line and other exit costs in the Clean Energy & Fueling and Climate & Sustainability Technologies segments. These restructuring programs were initiated in 2023 and 2024 and were undertaken in light of current market conditions. The expected costs related to these announced restructuring programs have been incurred primarily through 2024. However, the Company will continue to make proactive adjustments to its cost structure to align with current demand trends and additional programs, beyond the scope of the announced programs, may be implemented during 2025 with related restructuring charges.

Restructuring expenses incurred in 2023 and 2022 also included headcount reductions, exit costs, and substantial liquidation of businesses in certain Latin America countries.

(Amounts in thousands except share data and where otherwise indicated)

The Company's severance and exit accrual activities were as follows:

	Severance	Exit	Total
Balance at January 1, 2022	$ 10,730	$ 2,925	$ 13,655
Restructuring charges	15,388	15,092	30,480
Payments	(13,975)	(8,052)	(22,027)
Other, including foreign currency translation	(136)	(7,497)	(7,633)
Balance at December 31, 2022	12,007	2,468	14,475
Restructuring charges	36,899	13,002	49,901
Payments	(31,133)	(9,910)	(41,043)
Other, including foreign currency translation	873	(2,447)	(1,574)
Balance at December 31, 2023	18,646	3,113	21,759
Restructuring charges	28,917	40,893 (1)	69,810
Payments	(33,514)	(10,481)	(43,995)
Other, including foreign currency translation	(505)	(27,634) (1)	(28,139)
Balance at December 31, 2024	$ 13,544	$ 5,891	$ 19,435

(1) Exit reserves activity includes non-cash asset charges related to a product line exit within the Climate & Sustainability Technologies segment.

The restructuring accrual balances at December 31, 2024 primarily reflect restructuring plans initiated during the year.

12. Borrowings

Borrowings consist of the following:

	December 31, 2024	December 31, 2023
Short-term		
Current portion of long-term debt	$ 399,411	$ —
Commercial paper	—	467,600
Other	645	682
Short-term borrowings and current portion of long-term debt	$ 400,056	$ 468,282

The weighted average annual interest rate for borrowings outstanding under the commercial paper program as of December 31, 2023 was 5.51%.

		Carrying amount (1)	
	Principal	December 31, 2024	December 31, 2023
Long-term			
3.15% 10-year notes due November 15, 2025	$ 400,000	$ 399,411	$ 398,737
1.25% 10-year notes due November 9, 2026 (euro-denominated)	€ 600,000	622,313	657,628
0.750% 8-year notes due November 4, 2027 (euro denominated)	€ 500,000	517,863	547,342
6.65% 30-year debentures due June 1, 2028	$ 200,000	199,657	199,557
2.950% 10-year notes due November 4, 2029	$ 300,000	298,166	297,787
5.375% 30-year debentures due October 15, 2035	$ 300,000	297,308	297,058
6.60% 30-year notes due March 15, 2038	$ 250,000	248,505	248,392
5.375% 30-year notes due March 1, 2041	$ 350,000	345,534	345,258
Total long-term debt		$ 2,928,757	$ 2,991,759
Less current portion of long-term debt		(399,411)	—
Net long-term debt		$ 2,529,346	$ 2,991,759

(1) Carrying amount is net of unamortized debt discount and deferred debt issuance costs. Total unamortized debt discounts were $8.5 million and $10.9 million as of December 31, 2024 and December 31, 2023, respectively. Total deferred debt issuance costs were $6.8 million and $8.9 million as of December 31, 2024 and December 31, 2023, respectively.

(Amounts in thousands except share data and where otherwise indicated)

The discounts are being amortized to interest expense using the effective interest method over the life of the issuances. The deferred issuance costs are amortized on a straight-line basis over the life of the debt, as this approximates the effective interest method.

On April 6, 2023, the Company entered into new $1.0 billion five-year unsecured revolving credit facility and on April 4, 2024, the Company entered into a new $500.0 million 364-day unsecured revolving credit facility (together, the "Credit Agreements") with a syndicate of banks. The current 364-day credit facility replaced the previous $500.0 million 364-day credit facility, which expired on April 4, 2024. The lenders' commitments under the Credit Agreements will terminate and any outstanding loans under the Credit Agreements will mature on April 6, 2028 and April 3, 2025, respectively. The Company may elect to extend the maturity date of any loans under the new 364-day credit facility until April 3, 2026, subject to conditions specified therein. The Credit Agreements are designated as a liquidity back-stop for the Company's commercial paper program and also are available for general corporate purposes. At the Company's election, loans under the Credit Agreements will bear interest at a base rate plus an applicable margin. The Credit Agreements require the Company to pay facility fees and impose various restrictions on the Company such as, among other things, a requirement to maintain a minimum interest coverage ratio of consolidated EBITDA to consolidated net interest expense of not less than 3.0 to 1. As of December 31, 2024 and December 31, 2023, there were no outstanding borrowings under the five-year, current or previous 364-day credit facilities.

The Company was in compliance with all covenants in the Credit Agreements and other long-term debt covenants at December 31, 2024 and had an interest coverage ratio of consolidated EBITDA to consolidated net interest expense of 42.5 to 1.

As of December 31, 2024, the future maturities of long-term debt were as follows:

	Future Maturities
2025	$ 400,000
2026	624,350
2027	520,291
2028	200,000
2029	300,000
2030 and thereafter	900,000
Total	$ 2,944,641

Letters of Credit and other Guarantees

As of December 31, 2024, the Company had approximately $160.0 million outstanding in letters of credit, surety bonds, and performance and other guarantees which primarily expire on various dates through 2035. These letters of credit and bonds are primarily issued as security for insurance, warranty and other performance obligations. In general, we would only be liable for the amount of these guarantees in the event of default in the performance of our obligations, the probability of which is believed to be remote.

13. Financial Instruments

Derivatives

The Company is exposed to market risk for changes in foreign currency exchange rates due to the global nature of its operations and certain commodity risks. In order to manage these risks, the Company has hedged portions of its forecasted sales and purchases, which occur within the next twelve months that are denominated in non-functional currencies, with currency forward contracts designated as cash flow hedges. At December 31, 2024 and 2023, the Company had contracts with total notional amounts of $142,835 and $171,425, respectively, to exchange currencies, principally euro, pound sterling, Swedish krona, Canadian dollar, Chinese yuan, and Swiss franc. The Company believes it is probable that all forecasted cash flow transactions will occur.

In addition, the Company had outstanding contracts with a total notional amount of $75,784 and $84,867 as of December 31, 2024 and December 31, 2023, respectively, that are not designated as hedging instruments. These instruments are used to

(Amounts in thousands except share data and where otherwise indicated)

reduce the Company's exposure for operating receivables and payables that are denominated in non-functional currencies. Gains and losses on these contracts are recorded in other income, net in the consolidated statements of earnings.

The following table sets forth the fair values of derivative instruments held by the Company as of December 31, 2024 and 2023 and the balance sheet lines in which they are recorded:

	Fair Value Asset (Liability)		
	2024	2023	Balance Sheet Caption
Foreign currency forward	$ 2,258	$ 1,675	Prepaid and other current assets
Foreign currency forward	(888)	(874)	Other accrued expenses

For a cash flow hedge, the change in estimated fair value of a hedging instrument is recorded in accumulated other comprehensive earnings (loss), net of tax as a separate component of the consolidated statements of stockholders' equity and is reclassified into revenues or cost of goods and services in the consolidated statements of earnings during the period in which the hedged transaction is settled. The amount of gains or losses from hedging activity recorded in earnings is not significant and the amount of unrealized gains and losses from cash flow hedges that are expected to be reclassified to earnings in the next twelve months is not significant; therefore, additional tabular disclosures are not presented. There are no amounts excluded from the assessment of hedge effectiveness, and the Company's derivative instruments that are subject to credit risk contingent features were not significant.

The Company is exposed to credit loss in the event of nonperformance by counterparties to the financial instrument contracts held by the Company; however, nonperformance by these counterparties is considered unlikely as the Company's policy is to contract with highly-rated, diversified counterparties.

The Company has designated the €600,000 and €500,000 of euro-denominated notes issued November 9, 2016 and November 4, 2019, respectively, as hedges of a portion of its net investment in euro-denominated operations. Changes in the value of the euro-denominated debt are recognized in foreign currency translation adjustments within other comprehensive earnings (loss) of the consolidated statements of comprehensive earnings to offset changes in the value of the net investment in euro-denominated operations. Changes in the value of the euro-denominated debt resulting from exchange rate differences are offset by changes in the net investment due to the high degree of effectiveness between the hedging instruments and the exposure being hedged.

Amounts recognized in other comprehensive earnings for the gains (losses) on net investment hedges were as follows:

	2024	2023	2022
Gain (loss) on euro-denominated debt	$ 66,789	$ (45,805)	$ 80,301
Tax (expense) benefit	(14,996)	10,438	(17,824)
Net gain (loss) on net investment hedges, net of tax	$ 51,793	$ (35,367)	$ 62,477

Fair Value Measurements

ASC 820, Fair Value Measurements and Disclosures, establishes a fair value hierarchy that requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the hierarchy is based on the lowest level of input that is significant to the fair value measurement. ASC 820 establishes three levels of inputs that may be used to measure fair value as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 inputs include inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets and liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of assets or liabilities.

Level 3 inputs are unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

(Amounts in thousands except share data and where otherwise indicated)

The following table presents the Company's assets and liabilities measured at fair value on a recurring basis as of December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
	Level 2	Level 2
Assets:		
Foreign currency cash flow hedges	$ 2,258	$ 1,675
Liabilities:		
Foreign currency cash flow hedges	888	874

The derivative contracts are measured at fair value using models based on observable market inputs such as foreign currency exchange rates and interest rates; therefore, they are classified within Level 2 of the fair value hierarchy.

In addition to fair value disclosure requirements related to financial instruments carried at fair value, accounting standards require disclosures regarding the fair value of all of the Company's financial instruments.

The estimated fair value of long-term debt at December 31, 2024 and 2023 was $2,492,535 and $2,950,401, respectively. The estimated fair value of long-term debt is based on quoted market prices for similar instruments and is, therefore, classified as Level 2 within the fair value hierarchy.

The carrying values of cash and cash equivalents, trade receivables, accounts payable, short-term borrowings and current portion of long-term debt approximate their fair values as of December 31, 2024 and 2023 due to the short-term nature of these instruments.

14. Income Taxes

Income taxes have been based on the following components of earnings before provision for income taxes and discontinued operations in the consolidated statements of earnings:

	Years Ended December 31,		
	2024	2023	2022
Domestic	$ 1,127,389	$ 608,423	$ 634,494
Foreign	629,627	514,577	555,709
Total	$ 1,757,016	$ 1,123,000	$ 1,190,203

Income tax expense (benefit) related to continuing operations for the years ended December 31, 2024, 2023 and 2022 is comprised of the following:

	Years Ended December 31,		
	2024	2023	2022
Current:			
U.S. federal	$ 233,348	$ 114,195	$ 87,950
State and local	47,199	13,930	(1,570)
Foreign	168,151	143,216	140,696
Total current	448,698	271,341	227,076
Deferred:			
U.S. federal	(35,304)	(28,471)	(4,760)
State and local	(12,362)	4,047	303
Foreign	(43,984)	(67,781)	(22,328)
Total deferred	(91,650)	(92,205)	(26,785)
Provision for income taxes	$ 357,048	$ 179,136	$ 200,291

(Amounts in thousands except share data and where otherwise indicated)

Differences between the effective income tax rate and the U.S. federal income statutory tax rate are as follows:

	Years Ended December 31,		
	2024	2023	2022
U.S. federal income tax rate	21.0 %	21.0 %	21.0 %
State and local taxes, net of federal income tax benefit	1.0	1.5	1.5
Foreign operations tax effect	0.6	0.5	0.2
Foreign-derived intangible income	(1.0)	(1.5)	(1.4)
Share awards	(0.3)	(0.4)	(0.2)
Withholding tax	0.1	2.7	0.2
Change in valuation allowance	(0.4)	(6.2)	(0.8)
Dispositions	0.6	—	—
Tax credits	(0.4)	(0.6)	(0.5)
Audit resolutions	(0.2)	(0.7)	(3.5)
Other	(0.7)	(0.3)	0.3
Effective tax rate	20.3 %	16.0 %	16.8 %

The tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows:

	December 31, 2024	December 31, 2023
Deferred Tax Assets:		
Accrued compensation, postretirement and other employee benefits	$ 45,145	$ 46,068
Accrued expenses	17,218	20,154
Net operating loss and other carryforwards	311,043	326,437
Inventories	31,583	28,729
Allowance for credit losses	8,428	7,679
Accrued insurance	2,340	4,574
Long-term liabilities, warranty and environmental costs	6,818	1,864
Lease obligations	51,837	55,634
Capitalized research and development	68,240	54,397
Total gross deferred tax assets	542,652	545,536
Valuation allowance	(198,082)	(209,931)
Total deferred tax assets, net of valuation allowances	$ 344,570	$ 335,605
Deferred Tax Liabilities:		
Intangible assets	$ (440,946)	$ (405,504)
Property, plant and equipment	(69,920)	(78,668)
Lease right-of-use assets	(48,088)	(52,769)
Other liabilities	(21,250)	(34,642)
Total deferred tax liabilities	(580,204)	(571,583)
Net deferred tax liability	$ (235,634)	$ (235,978)
Classified as follows in the Consolidated Balance Sheets:		
Other assets and deferred charges	$ 116,372	$ 110,405
Deferred income taxes	(352,006)	(346,383)
	$ (235,634)	$ (235,978)

As of December 31, 2024, the Company has $263,742 of deferred tax assets recorded related to non-U.S. tax loss carryforwards primarily resulting from non-operating activities and tax credit carryforwards. The non-U.S. losses and credits as of December 31, 2024 are available to be carried forward, with $112,438 expiring during the years 2025 through 2044, and the remaining $151,304 carried forward indefinitely.

(Amounts in thousands except share data and where otherwise indicated)

As of December 31, 2024, the Company has $47,301 of deferred tax assets recorded related to U.S. federal and state tax loss and tax credit carryforwards. The U.S. federal and state tax losses and credits as of December 31, 2024 are available to be carried forward, with $41,840 expiring during the years 2025 through 2044, and the remaining $5,461 carried forward indefinitely.

The Company maintains valuation allowances by jurisdiction against the deferred tax assets related to certain of these carryforwards for which it is more likely than not that some portion or all will not be realized. The following table is a reconciliation of the beginning and ending balances of the Company's valuation allowance on deferred tax assets:

	Total
Balance at January 1, 2022	$ 306,066
Additions	4,960
Reductions	(39,823)
Balance at December 31, 2022	271,203
Additions	31,388
Reductions	(92,660)
Balance at December 31, 2023	209,931
Additions	27,192
Reductions	(39,041)
Balance at December 31, 2024	$ 198,082

Unrecognized Tax Benefits

The Company files U.S federal, state, local and non-U.S. tax returns. The Company is routinely audited by the tax authorities in these jurisdictions, and a number of audits are currently underway. It is reasonably possible during the next twelve months that uncertain tax positions may be settled, which could result in a decrease in the gross amount of unrecognized tax benefits. This decrease may result in an income tax benefit. Due to the potential for resolution of U.S federal, state and non-U.S. examinations, and the expiration of various statutes of limitation, the Company's gross unrecognized tax benefits balance may change within the next twelve months by a range of zero to $3,699. All significant U.S. federal, state, local and non-U.S. matters have been concluded through 2021. The Company believes adequate provision has been made for all income tax uncertainties.

The following table is a reconciliation of the beginning and ending balances of the Company's unrecognized tax benefits:

	Total
Unrecognized tax benefits at January 1, 2022	$ 64,652
Additions based on tax positions related to the current year	3,315
Additions for tax positions of prior years	3,421
Reductions for tax positions of prior years	(39,439)
Cash settlements	(411)
Lapse of statutes	(3,352)
Unrecognized tax benefits at December 31, 2022	28,186
Additions based on tax positions related to the current year	1,235
Additions for tax positions of prior years	2,223
Reductions for tax positions of prior years	(3,361)
Cash settlements	(1,791)
Lapse of statutes	(3,983)
Unrecognized tax benefits at December 31, 2023	22,509
Additions based on tax positions related to the current year	33,688
Additions for tax positions of prior years	507
Reductions for tax positions of prior years	(337)
Cash settlements	(2,307)
Lapse of statutes	(4,314)
Unrecognized tax benefits at December 31, 2024	$ 49,746

(Amounts in thousands except share data and where otherwise indicated)

If recognized, the net amount of potential tax benefits as of December 31, 2024 that would impact the Company's effective tax rate is $42,913. During the years ended December 31, 2024, 2023 and 2022, the Company recorded income of $617, $1,378 and $8,931, respectively, as a component of provision for income taxes related to the accrued interest and penalties on net reductions to unrecognized tax benefits. The Company had accrued interest and penalties of $4,181 at December 31, 2024 and $4,798 at December 31, 2023, which are not included in the unrecognized tax benefits table above.

15. Equity and Cash Incentive Program

The Company typically makes its annual grants of equity awards pursuant to actions taken by the Compensation Committee of the Board of Directors at its regularly scheduled first quarter meeting. For the years presented herein, employee awards were made pursuant to the terms of the Company's 2021 Omnibus Incentive Plan (the "2021 Plan") and 2012 Equity and Cash Incentive Plan (the "2012 Plan").

On May 7, 2021, the shareholders approved the 2021 Plan, to replace the 2012 Plan, which otherwise would have terminated according to its terms on May 3, 2022. Upon approval of the 2021 Plan, no additional awards could be granted under the 2012 Plan, and the remaining 4,888,197 shares available for additional award grant purposes became available for issuance under the 2021 Plan. The 2021 Plan provides for stock options and SARs, RSUs, PSAs, cash performance awards, directors' shares and deferred stock units. Under the 2021 Plan, a total of 8,300,000 newly authorized shares of common stock are reserved for issuance, resulting in a total of 13,188,197 authorized shares available for issuance. These shares are subject to adjustments resulting from stock dividends, stock splits, recapitalizations, reorganizations and other similar changes.

Officers and other key employees, as well as non-employee directors, are eligible to participate in the 2021 Plan, and were also eligible under the 2012 Plan which had a ten-year term between May 3, 2012 to May 3, 2022.

Stock-based compensation costs are reported within selling, general and administrative expenses in the consolidated statements of earnings. The following table summarizes the Company's compensation expense relating to all stock-based incentive plans:

	Years Ended December 31,		
	2024	2023	2022
Pre-tax stock-based compensation expense	$ 40,359	$ 30,766	$ 30,075
Tax benefit	(3,792)	(3,106)	(2,827)
Total stock-based compensation expense, net of tax	$ 36,567	$ 27,660	$ 27,248

Pre-tax stock-based compensation expense attributable to discontinued operations was $673, $699 and $746 for the years ended December 31, 2024, 2023 and 2022, respectively. These expenses are included within stock-based compensation expense in the consolidated statements of stockholders' equity. See Note 4 — Discontinued and Disposed Operations for further details.

SARs

The exercise price per share for SARs is equal to the closing price of the Company's stock on the New York Stock Exchange on the date of grant. New common shares are issued when SARs are exercised. The period during which SARs are exercisable is fixed by the Company's Compensation Committee at the time of grant. Generally, the SARs vest after three years of service and expire at the end of ten years.

(Amounts in thousands except share data and where otherwise indicated)

In 2024, 2023 and 2022, the Company issued SARs covering 355,685, 359,715 and 335,285 shares, respectively. The fair value of each SAR grant was estimated on the date of grant using a Black-Scholes option-pricing model with the following assumptions:

	2024	2023	2022
Risk-free interest rate	4.13 %	3.91 %	1.86 %
Dividend yield	1.28 %	1.32 %	1.25 %
Expected life (years)	5.5	5.4	5.4
Volatility	31.32 %	30.65 %	29.46 %
Grant price	$160.11	$153.25	$160.21
Fair value per share at date of grant	$51.17	$47.27	$42.07

Expected volatilities are based on Dover's stock price history, including implied volatilities from traded options on Dover stock. The Company uses historical data to estimate SAR exercise and employee termination patterns within the valuation model. The expected life of SARs granted is derived from the output of the option valuation model and represents the average period of time that SARs granted are expected to be outstanding. The interest rate for periods within the contractual life of the awards is based on the U.S. Treasury yield curve in effect at the time of grant.

A summary of activity relating to SARs granted under the 2021 Plan and the 2012 Plan for the year ended December 31, 2024 is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at January 1, 2024	2,409,610	$ 109.65		
Granted	355,685	160.11		
Forfeited / expired	(53,889)	157.74		
Exercised	(309,760)	86.27		
Outstanding at December 31, 2024	2,401,646	119.11	5.6	$ 164,481
Exercisable at December 31, 2024	1,468,033	$ 94.54	4.0	$ 136,613

Unrecognized compensation expense related to SARs not yet exercisable was $8,387 at December 31, 2024. This cost is expected to be recognized over a weighted average period of 1.3 years.

Other information regarding the exercise of SARs is listed below:

	2024	2023	2022
Fair value of SARs that became exercisable	$ 9,629	$ 7,492	$ 8,939
Aggregate intrinsic value of SARs exercised	28,833	26,041	11,992

PSAs

PSAs granted are expensed over the three-year requisite performance and service period. Awards become vested if (1) the Company achieves certain conditions, discussed below, and (2) the employee remains continuously employed by the Company during the performance period. Partial vesting may occur after separation from service in the case of certain terminations not for cause and for retirements.

In 2024, 2023 and 2022, the Company issued PSAs covering 43,602, 43,656 and 40,087 shares, respectively.

The PSAs granted in 2024 vest based on the attainment of two equally weighted measures: (i) Dover’s performance relative to established internal metrics (performance condition) and (ii) Dover's performance relative to its peer group (companies listed under the S&P 500 Industrials sector; market condition). The PSAs granted in 2023 and 2022 vest solely on the attainment of Dover's performance relative to its peer group (same aforementioned market condition).

(Amounts in thousands except share data and where otherwise indicated)

The grant date fair value of the performance condition portion is determined using Dover's closing stock price at the date of grant and the amount of expense recognized over the vesting period is subject to adjustment based on the expected attainment of the performance condition. The fair value per share at the date of grant for the 2024 performance condition portion is $177.19.

The grant date fair value of the 2024 market condition portion, and all 2023 and 2022 PSAs, is determined using the Monte Carlo simulation model. The amount of expense recognized over the vesting period is not subject to change based on future market conditions. The assumptions used in the Monte Carlo model to determine the fair value of the PSAs granted in the respective periods were as follows:

	2024	2023	2022
Risk-free interest rate	4.37 %	4.28 %	1.68 %
Dividend yield	1.15 %	1.32 %	1.25 %
Expected life (years)	2.8	2.9	2.9
Volatility	23.30 %	27.30 %	31.10 %
Grant price	$177.19	$153.25	$160.21
Fair value per share at date of grant	$287.62	$249.48	$196.40

A summary of activity for PSAs for the year ended December 31, 2024 is as follows:

	Number of Shares	Weighted Average Grant-Date Fair Value
Unvested at January 1, 2024	77,761	$ 224.42
Granted	43,602	232.41
Forfeited	(2,938)	232.71
Vested	(39,350)	200.18
Unvested at December 31, 2024	79,075	$ 240.59

Unrecognized compensation expense related to unvested PSAs as of December 31, 2024 was $10,235, which will be recognized over a weighted average period of 1.7 years.

RSUs

The Company also has restricted stock authorized for grant. Common stock of the Company may be granted at no cost to certain officers and key employees. In general, restrictions limit the sale or transfer of these shares during a three-year period, and restrictions lapse proportionately over the three-year period. The Company granted 94,307, 91,439 and 79,556 of RSUs in 2024, 2023 and 2022, respectively. The fair value of these awards was determined using Dover's closing stock price on the date of grant, which was $160.11, $153.25, and $160.21 in 2024, 2023 and 2022, respectively.

(Amounts in thousands except share data and where otherwise indicated)

A summary of activity for RSUs for the year ended December 31, 2024 is as follows:

	Number of Shares	Weighted Average Grant-Date Fair Value
Unvested at January 1, 2024	152,974	$ 145.45
Granted	94,307	160.11
Forfeited	(13,352)	156.15
Vested	(70,329)	145.52
Unvested at December 31, 2024	163,600	$ 155.62

Unrecognized compensation expense relating to unvested RSUs as of December 31, 2024 was $10,609, which will be recognized over a weighted average period of 1.5 years.

Directors' Shares

The Company issued the following shares to its non-employee directors as partial compensation for serving as directors of the Company:

	Years ended December 31,		
	2024	2023	2022
Aggregate shares granted	8,259	11,309	10,730
Deferred stock units	(5,242)	(7,487)	(7,247)
Net shares issued	3,017	3,822	3,483

16. Commitments and Contingent Liabilities

Guarantees

The Company has provided typical indemnities in connection with sales of certain businesses and assets, including representations and warranties and related indemnities for environmental, health and safety, tax and employment matters. The Company does not have any material liabilities recorded for these indemnifications and is not aware of any claims or other information that would give rise to material payments under such indemnities.

Litigation

A few of the Company's subsidiaries are involved in legal proceedings relating to the cleanup of waste disposal sites identified under federal and state statutes which provide for the allocation of such costs among "potentially responsible parties." In each instance, the extent of the Company's liability appears to be relatively insignificant in relation to the total projected expenditures and the number of other "potentially responsible parties" involved and is anticipated to be immaterial to the Company. In addition, a few of the Company's subsidiaries are involved in ongoing remedial activities at certain current and former plant sites, in cooperation with regulatory agencies, and appropriate estimated liabilities have been established. At December 31, 2024 and December 31, 2023, these estimated liabilities for environmental and other matters, including private party claims for exposure to hazardous substances that are probable and estimable, were not significant. See Note 10 — Other Accrued Expenses and Other Liabilities for additional details.

The Company and some of its subsidiaries are also parties to a number of other legal proceedings incidental to their businesses. These proceedings primarily involve claims by private parties alleging injury arising out of use of the Company's products, patent infringement, employment matters and commercial disputes. Management and legal counsel, at least quarterly, review the probable outcome of such proceedings, the costs and expenses reasonably expected to be incurred and currently accrued to-date and consider the availability and extent of insurance coverage. The Company has estimated liabilities for these other legal matters that are probable and estimable, and at December 31, 2024 and 2023, these estimated liabilities were immaterial. While it is not possible at this time to predict the outcome of these legal actions, in the opinion of management, based on the aforementioned reviews, the Company is not currently involved in any legal proceedings which, individually or in the aggregate, could have a material effect on its financial position, results of operations, or cash flows.

(Amounts in thousands except share data and where otherwise indicated)

17. Employee Benefit Plans

The Company offers defined contribution retirement plans which cover the majority of its U.S. employees, as well as employees in certain other countries. The Company's expense relating to defined contribution plans was $61,384, $56,597 and $53,508 for the years ended December 31, 2024, 2023 and 2022, respectively.

The Company sponsors qualified defined benefit pension plans covering certain employees of the Company and its subsidiaries. The plans' benefits are generally based on years of service and employee compensation. The Company also provides to certain management employees, through non-qualified plans, supplemental retirement benefits in excess of qualified plan limits imposed by federal tax law.

The U.S. qualified and non-qualified defined benefit plans were closed to new employees after December 31, 2013. All pension-eligible employees as of December 31, 2013 continued to earn a pension benefit through December 31, 2023 as long as they remained employed by the Company participating in the impacted plans. Effective January 1, 2024, the plans have been frozen for any future benefit accruals.

The Company also maintains other post-retirement benefit plans. These plans are closed to new entrants and are not considered to be significant. The supplemental and other post-retirement benefit plans are supported by the general assets of the Company.

(Amounts in thousands except share data and where otherwise indicated)

Obligations and Funded Status

The following tables summarize the change in benefit obligations, change in plan assets, and funded status associated with the Company's significant defined benefit plans and the amounts recognized in the consolidated balance sheets at December 31, 2024 and 2023:

	Qualified Defined Benefits				Non-Qualified Supplemental Benefits	
	U.S. Plan		Non-U.S. Plans			
	2024	2023	2024	2023	2024	2023
Change in benefit obligation:						
Benefit obligation at beginning of year	$ 319,306	$ 319,901	$ 250,029	$ 215,317	$ 29,189	$ 32,503
Service cost	—	2,867	4,853	3,712	—	970
Interest cost	15,810	17,203	6,091	10,591	1,359	1,636
Plan participants' contributions	—	—	2,481	2,251	—	—
Benefits paid	(27,725)	(17,701)	(8,477)	(11,953)	(4,188)	(6,582)
Actuarial loss (gain)[(1)]	(16,635)	22,384	3,288	16,884	(3,318)	662
Disposition	—	—	(4,226)	—	—	—
Amendments	—	—	(364)	41	—	—
Settlements and curtailments	—	(25,348)	(2,118)	(1,116)	—	—
Currency translation and other	—	—	(10,126)	14,302	—	—
Benefit obligation at end of year	290,756	319,306	241,431	250,029	23,042	29,189
Change in plan assets:						
Fair value of plan assets at beginning of year	392,519	394,053	175,765	152,860	—	—
Actual return on plan assets	7,172	40,633	6,770	11,935	—	—
Company contributions	—	—	8,594	9,516	4,188	6,582
Plan participants' contributions	—	—	2,481	2,251	—	—
Benefits paid	(27,725)	(17,701)	(8,477)	(11,953)	(4,188)	(6,582)
Settlements and curtailments	—	(24,466)	(2,118)	(298)	—	—
Currency translation and other	—	—	(6,785)	11,454	—	—
Fair value of plan assets at end of year	371,966	392,519	176,230	175,765	—	—
Funded (unfunded) status	$ 81,210	$ 73,213	$ (65,201)	$ (74,264)	$ (23,042)	$ (29,189)
Amounts recognized in the consolidated balance sheets consist of:						
Assets and Liabilities:						
Other assets and deferred charges	$ 81,210	$ 73,213	$ 2,080	$ 1,938	$ —	$ —
Accrued compensation and employee benefits	—	—	(1,601)	(731)	(6,481)	(5,477)
Liabilities held for sale [(2)]	—	—	—	(18,044)	—	—
Defined benefit and other post-retirement benefit plans	—	—	(65,680)	(57,427)	(16,561)	(23,712)
Total assets (liabilities)	81,210	73,213	(65,201)	(74,264)	(23,042)	(29,189)
Accumulated other comprehensive loss (earnings):						
Net actuarial losses (gains)	61,715	57,870	45,986	42,926	(24,795)	(24,435)
Prior service cost (credit)	—	—	(1,825)	(2,222)	—	—
Tax (benefit) expense	(12,945)	(12,075)	(9,293)	(8,947)	5,395	5,313
Total accumulated other comprehensive loss (earnings), net of tax	48,770	45,795	34,868	31,757	(19,400)	(19,122)
Net amount recognized at December 31,	$ 129,980	$ 119,008	$ (30,333)	$ (42,507)	$ (42,442)	$ (48,311)
Accumulated benefit obligations	$ 290,756	$ 319,306	$ 233,921	$ 242,619	$ 23,042	$ 29,189

(1) The actuarial loss (gain) were primarily due to discount rate fluctuations and plan experience.
(2) De-Sta-Co assets and liabilities are classified as held for sale as of December 31, 2023. See Note 4 — Discontinued and Disposed Operations for further details.

(Amounts in thousands except share data and where otherwise indicated)

The Company's net unfunded status at December 31, 2024 and 2023 includes net liabilities of $65,201 and $74,264, respectively, relating to the Company's significant international qualified plans, some in locations where it is not economically advantageous to pre-fund the plans due to local regulations. The majority of the international obligations relate to defined pension plans operated by the Company's businesses in Germany, France, the United Kingdom, Switzerland and Canada.

The accumulated benefit obligation for all defined benefit pension plans was $547,719 and $591,114 at December 31, 2024 and 2023, respectively.

Non-U.S. pension plans with accumulated benefit obligations in excess of plan assets consist of the following at December 31, 2024 and 2023:

	2024	2023
Accumulated benefit obligation	$ 228,977	$ 227,442
Fair value of plan assets	169,207	158,653

Non-U.S. pension plans with projected benefit obligations in excess of plan assets consist of the following at December 31, 2024 and 2023:

	2024	2023
Projected benefit obligation	$ 236,488	$ 234,854
Fair value of plan assets	169,207	158,653

Net Periodic Benefit Cost

The operating expense component of net periodic benefit cost (service cost) is reported with similar compensation costs in the Company's consolidated statement of earnings. The non-operating components (all other components of net periodic benefit cost, including interest cost, amortization of prior service cost, curtailments and settlements, etc.) are reported outside of operating income in other income, net in the consolidated statement of earnings.

Components of the net periodic benefit cost were as follows:

Defined Benefit Plans

	Qualified Defined Benefits						Non-Qualified Supplemental Benefits		
	U.S. Plan			Non-U.S. Plans					
	2024	2023	2022	2024	2023	2022	2024	2023	2022
Service cost	$ —	$ 2,867	$ 5,703	$ 4,853	$ 3,712	$ 4,675	$ —	$ 970	$ 1,426
Interest cost	15,810	17,203	13,745	6,091	10,591	5,220	1,359	1,636	1,215
Expected return on plan assets	(27,653)	(26,208)	(29,104)	(7,868)	(7,331)	(7,191)	—	—	—
Amortization of:									
Prior service cost (credit)	—	—	110	(760)	(717)	(526)	—	1,874	1,490
Actuarial loss (gain)	—	—	2,300	1,069	656	1,747	(2,959)	(3,207)	(2,016)
Settlement and curtailment loss (gain)	—	4,434	6,276	112	(801)	(393)	—	—	—
Net periodic (benefit) expense	$(11,843)	$ (1,704)	$ (970)	$ 3,497	$ 6,110	$ 3,532	$ (1,600)	$ 1,273	$ 2,115

(Amounts in thousands except share data and where otherwise indicated)

Assumptions

The Company determines actuarial assumptions on an annual basis. The weighted average assumptions used in determining the benefit obligations were as follows:

	Qualified Defined Benefits				Non-Qualified Supplemental Benefits	
	U.S. Plan		Non-U.S. Plans			
	2024	2023	2024	2023	2024	2023
Discount rate	5.70 %	5.20 %	2.64 %	2.80 %	5.50 %	5.15 %
Average wage increase	N/A	4.00 %	1.36 %	1.65 %	N/A	4.50 %

The weighted average assumptions used in determining the net periodic benefit cost were as follows:

	Qualified Defined Benefits						Non- Qualified Supplemental Benefits		
	U.S. Plan			Non-U.S. Plans					
	2024	2023	2022	2024	2023	2022	2024	2023	2022
Discount rate	5.20 %	5.55 %	2.95 %	2.80 %	3.57 %	1.18 %	5.15 %	5.50 %	2.90 %
Average wage increase	4.00 %	4.00 %	4.00 %	1.65 %	1.67 %	1.53 %	4.50 %	4.50 %	4.50 %
Expected return on plan assets	6.30 %	5.60 %	5.60 %	4.59 %	4.69 %	3.47 %	na	na	na

The Company's discount rate assumption is determined by developing a yield curve based on high quality corporate bonds with maturities matching the plans' expected benefit payment streams. The plans' expected cash flows are then discounted by the resulting year-by-year discount rates.

Plan Assets

The primary financial objective of the plans is to secure participant retirement benefits. Accordingly, the key objective in the plans' financial management is to promote stability and, to the extent appropriate, growth in the funded status. Related and supporting financial objectives are established in conjunction with a review of current and projected plan financial requirements.

As it relates to the funded defined benefit pension plans, the Company's funding policy is consistent with the funding requirements of the Employment Retirement Income Security Act ("ERISA") and applicable international laws. The Company is responsible for overseeing the management of the investments of the plans' assets and otherwise ensuring that the plans' investment programs are in compliance with ERISA, other relevant legislation and the related plan documents. Where relevant, the Company has retained professional investment managers to manage the plans' assets and implement the investment process. The investment managers, in implementing their investment processes, have the authority and responsibility to select appropriate investments in the asset classes specified by the terms of their applicable prospectus or investment manager agreements with the plans.

The assets of the plans are invested to achieve an appropriate return for the plans consistent with a prudent level of risk. The plans' long-term investment objective is to generate investment returns that provide adequate assets to meet all benefit obligations in accordance with applicable regulations. The expected return on assets assumption used for net periodic benefit cost is developed through analysis of historical and forecasted market returns, statistical analysis, current market conditions and the past experience of plan asset investments.

(Amounts in thousands except share data and where otherwise indicated)

The Company's actual and target weighted average asset allocation for our U.S. Qualified Defined Benefits Plan was as follows:

	2024	2023	Current Target
Return-seeking investments	30 %	28 %	30 %
Liability hedging investments	70 %	72 %	70 %
Total	100 %	100 %	100 %

Return-seeking investments include diversified foreign and domestic equities, U.S. high yield fixed income investments, and emerging market debt. Liability hedging investments primarily include a diversified portfolio of U.S. long duration fixed income assets. While the non-U.S. investment policies are different for each country, the long-term objectives are generally the same as for the U.S. pension assets.

The fair values of both U.S. and non-U.S. pension plan assets by asset category within the fair value hierarchy (as defined in Note 13 — Financial Instruments) were as follows:

	U.S. Qualified Defined Benefits Plan					
	December 31, 2024			December 31, 2023		
	Level 1	Level 2	Total Fair Value	Level 1	Level 2	Total Fair Value
Corporate bonds	$ —	$ 196,492	$ 196,492	$ —	$ 215,631	$ 215,631
Government securities	—	52,880	52,880	—	52,862	52,862
Interest-bearing cash and short-term investments	3,189	—	3,189	3,901	—	3,901
Total investments at fair value	$ 3,189	$ 249,372	252,561	$ 3,901	$ 268,493	272,394
Investments measured at net asset value*						
Collective funds			110,020			110,582
Short-term investment funds			9,385			9,543
Total investments			$ 371,966			$ 392,519

	Non-U.S. Plans							
	December 31, 2024				December 31, 2023			
	Level 1	Level 2	Level 3	Total Fair Value	Level 1	Level 2	Level 3	Total Fair Value
Common stocks	$ 56,976	$ —	$ —	$ 56,976	$ 54,557	$ —	$ —	$ 54,557
Fixed income investments	—	35,936	—	35,936	—	32,421	—	32,421
Mutual funds	12,118	—	—	12,118	20,628	—	—	20,628
Cash and cash equivalents	2,384	—	—	2,384	2,237	—	—	2,237
Other	—	3,570	21,658	25,228	—	499	18,652	19,151
Total investments at fair value	$ 71,478	$ 39,506	$ 21,658	132,642	$ 77,422	$ 32,920	$ 18,652	128,994
Investments measured at net asset value*								
Collective funds				39,339				41,502
Other				4,249				5,269
Total investments				$ 176,230				$ 175,765

* In accordance with Fair Value Measurement Topic 820 (Subtopic 820-10), certain investments that are measured at fair value using the net asset value per share (or its equivalent) as a practical expedient were not classified in the fair value hierarchy. These are included to permit reconciliation of the fair value hierarchy to the aggregate pension plan assets.

Common stocks represent investments in domestic and foreign equities, which are publicly traded on active exchanges and are valued based on quoted market prices.

Fixed income investments include bonds and notes, which are valued based on quoted market prices, as well as investments in other government and municipal securities and corporate bonds, which are valued based on yields currently available on comparable securities of issuers with similar credit ratings.

(Amounts in thousands except share data and where otherwise indicated)

Mutual funds are categorized as either Level 1, 2 or Net Asset Value ("NAV") as a practical expedient depending on the nature of the observable inputs. Collective funds and short-term investment funds are valued using NAV as a practical expedient as of the last business day of the year. The NAV is based on the underlying value of the assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The availability of observable data is monitored by plan management to assess appropriate classification of financial instruments within the fair value hierarchy. Depending upon the availability of such inputs, specific securities may transfer between levels. In such instances, the transfer is reported at the end of the reporting period.

The fair value measurement of plan assets using significant unobservable inputs (Level 3) changed during 2023 and 2024, due to the following:

	Level 3
Balance at December 31, 2022	$ 16,294
Actual return on plan assets:	
Relating to assets still held at December 31, 2023	(417)
Relating to assets sold during the period	(17)
Purchases	1,746
Sales and settlements	(346)
Foreign currency translation	1,392
Balance at December 31, 2023	18,652
Actual return on plan assets:	
Relating to assets still held at December 31, 2024	623
Relating to assets sold during the period	7
Purchases	2,154
Sales and settlements	1,090
Foreign currency translation	(868)
Balance at December 31, 2024	$ 21,658

(Amounts in thousands except share data and where otherwise indicated)

Future Estimates

Benefit Payments

Estimated future benefit payments to retirees, which reflect expected future service except to the extent frozen, are as follows:

	Qualified Defined Benefits		Non-Qualified Supplemental Benefits
	U.S. Plan	Non-U.S. Plans	
2025	$ 32,185	$ 12,261	$ 6,657
2026	27,402	12,221	3,727
2027	26,139	14,861	1,888
2028	24,919	12,877	3,737
2029	24,405	12,369	1,676
2030 - 2034	108,965	67,017	7,157

Contributions

In 2025, the Company expects to make payments of approximately $8.7 million to its non-US plans and $6.7 million to its non-qualified U.S. plan. No payments are expected for the qualified U.S. plan in 2025.

18. Accumulated Other Comprehensive Earnings (Loss)

The components of accumulated other comprehensive earnings (loss) are as follows:

	December 31, 2024	December 31, 2023
Cumulative foreign currency translation adjustments	$ (265,815)	$ (181,331)
Pension and other postretirement benefit plans	(64,238)	(58,430)
Changes in fair value of cash flow hedges and other	2,277	1,895
	$ (327,776)	$ (237,866)

Amounts reclassified from accumulated other comprehensive earnings (loss) to earnings from continuing operations during the years ended December 31, 2024, 2023 and 2022 were as follows:

	Years Ended December 31,		
	2024	2023	2022
Foreign currency translation:			
Reclassification of foreign currency translation losses to earnings	$ 13,931	$ —	$ 5,915
Tax benefit	—	—	—
Net of tax	$ 13,931	$ —	$ 5,915
Pension and other postretirement benefit plans:			
Amortization of actuarial (gains) losses	$ (1,890)	$ (2,551)	$ 2,965
Amortization of prior service (credit) costs and transition obligation	(760)	1,157	1,074
Settlement and curtailment	113	3,633	4,282
Total before tax	(2,537)	2,239	8,321
Tax expense (benefit)	522	(538)	(1,842)
Net of tax	$ (2,015)	$ 1,701	$ 6,479
Cash flow hedges:			
Net (gains) losses reclassified into earnings	$ (1,480)	$ 2,437	$ (4,797)
Tax expense (benefit)	290	(483)	1,065
Net of tax	$ (1,190)	$ 1,954	$ (3,732)

Foreign currency translation losses were recognized in selling, general and administrative expenses within the consolidated statement of earnings as a result of the substantial liquidation of certain businesses.

The Company recognizes the amortization of net actuarial gains and losses and prior service costs in other income, net within the consolidated statements of earnings.

Cash flow hedges consist mainly of foreign currency forward contracts. The Company recognizes the realized gains and losses on its cash flow hedges in the same line item as the hedged transaction, such as revenue, cost of goods and services, or selling, general and administrative expenses in the consolidated statements of earnings.

19. Segment Information

The Company categorizes its operating companies into five reportable segments: Engineered Products, Clean Energy & Fueling, Imaging & Identification, Pumps & Process Solutions, and Climate & Sustainability Technologies. The Company's businesses are structured around similar business models, go-to market strategies, manufacturing practices and product categories which increases management efficiency and better aligns Dover's operations with its strategic initiatives and capital allocation priorities, and provides greater transparency about performance. Operating segments are defined as the components of an enterprise for which separate financial information is available, that engage in business activities from which they may recognize revenues and incur expenses, and that are regularly evaluated by the entity's chief operating decision maker or decision-making group, which is composed of Dover's Group Executive Committee ("GEC"), in making resource allocation decisions and evaluating performance.

The five reportable segments are as follows:

- Engineered Products segment provides a wide range of equipment, components, software, solutions and services to the vehicle aftermarket, aerospace and defense, industrial winch and hoist, and fluid dispensing end-markets.

- Clean Energy & Fueling segment provides components, equipment, software solutions and services enabling safe and reliable storage, transport and dispensing of traditional and clean fuels (including liquefied natural gas, hydrogen, and electric vehicle charging), cryogenic gases, and other hazardous substances along the supply chain, and safe and efficient operation of convenience retail, retail fueling and vehicle wash establishments.

- Imaging & Identification segment supplies precision marking and coding, product traceability, brand protection and digital textile printing equipment, as well as related consumables, software and services to the global packaged and consumer goods, pharmaceutical, industrial manufacturing, textile and other end-markets.

- Pumps & Process Solutions segment manufactures specialty pumps and flow meters, fluid transfer connectors, highly engineered precision components, instruments and digital controls for rotating and reciprocating machines, and polymer processing equipment, serving single-use biopharmaceutical production, diversified industrial manufacturing applications, chemical production, plastics and polymer processing, midstream and downstream oil and gas, clean energy markets, thermal management, food and beverage, semiconductor production and medical applications and other end-markets.

- Climate & Sustainability Technologies segment is a provider of innovative and energy-efficient equipment, components, solutions, services and parts for the commercial refrigeration, heating and cooling and beverage can-making equipment end-markets.

Management uses segment earnings to evaluate segment performance and allocate resources. Segment earnings is defined as earnings before purchase accounting expenses, restructuring and other costs (benefits), disposition costs, (gain) loss on dispositions, corporate expenses/other, interest expense, interest income and provision for income taxes.

(Amounts in thousands except share data and where otherwise indicated)

Segment financial information and a reconciliation of segment results to consolidated results follows:

	Years Ended December 31,		
	2024	2023	2022
Revenue:			
Engineered Products	$ 1,202,457	$ 1,250,925	$ 1,379,512
Clean Energy & Fueling	1,936,784	1,788,277	1,878,507
Imaging & Identification	1,137,165	1,116,732	1,123,815
Pumps & Process Solutions	1,894,566	1,755,691	1,728,235
Climate & Sustainability Technologies	1,579,649	1,778,582	1,737,724
Total segment revenues	7,750,621	7,690,207	7,847,793
Intersegment eliminations	(4,712)	(5,731)	(3,619)
Total consolidated revenue	$ 7,745,909	$ 7,684,476	$ 7,844,174
Adjusted cost of goods and services:(1)			
Engineered Products	$ 806,133	$ 834,095	$ 935,128
Clean Energy & Fueling	1,232,836	1,155,988	1,212,716
Imaging & Identification	520,748	531,194	550,634
Pumps & Process Solutions	1,016,622	955,472	885,903
Climate & Sustainability Technologies	1,130,736	1,281,593	1,292,716
Total adjusted segment cost of goods and services	$ 4,707,075	$ 4,758,342	$ 4,877,097
Adjusted selling, general and administrative expenses:(2)			
Engineered Products	$ 165,087	$ 192,779	$ 203,888
Clean Energy & Fueling	343,955	303,685	312,798
Imaging & Identification	314,710	313,026	305,097
Pumps & Process Solutions	341,338	315,814	309,314
Climate & Sustainability Technologies	198,038	191,609	190,524
Total adjusted segment selling, general and administrative expenses	$ 1,363,128	$ 1,316,913	$ 1,321,621
Earnings from continuing operations:			
Segment earnings:			
Engineered Products	$ 231,237	$ 224,051	$ 240,496
Clean Energy & Fueling	359,993	328,604	352,993
Imaging & Identification	301,707	272,512	268,084
Pumps & Process Solutions	536,606	484,405	533,018
Climate & Sustainability Technologies	250,875	305,380	254,484
Total segment earnings	1,680,418	1,614,952	1,649,075
Purchase accounting expenses (3)	186,241	158,582	174,397
Restructuring and other costs (4)	84,983	62,927	36,209
Disposition costs (5)	—	1,302	—
(Gain) loss on dispositions (6)	(597,798)	—	194
Corporate expense / other (7)	155,963	151,333	136,045
Interest expense	131,171	131,304	116,456
Interest income	(37,158)	(13,496)	(4,429)
Earnings before provision for income taxes	1,757,016	1,123,000	1,190,203
Provision for income taxes	357,048	179,136	200,291
Earnings from continuing operations	$ 1,399,968	$ 943,864	$ 989,912

(1) Adjusted cost of goods and services exclude expenses related to purchase accounting and restructuring and other costs.

(2) Adjusted selling, general and administrative expenses exclude expenses related to purchase accounting, restructuring and other costs, disposition costs, and (gain) loss on dispositions and include other income, net.

(3) Purchase accounting expenses are primarily comprised of amortization of intangible assets and charges related to fair value step-ups for acquired inventory sold during the period.

(Amounts in thousands except share data and where otherwise indicated)

(4) Restructuring and other costs relate to actions taken for headcount reductions, facility consolidations and site closures, product line exits, and other asset charges. Restructuring and other costs consist of the following:

	Years Ended December 31,		
	2024	2023	2022
Restructuring	$ 69,810	$ 49,901	$ 30,480
Other costs, net	15,173	13,026	5,729
Restructuring and other costs	$ 84,983	$ 62,927	$ 36,209

(5) Disposition costs related to the sale of De-Sta-Co in our Engineered Products segment.

(6) (Gain) loss on dispositions includes post-closing adjustments, see Note 4 — Discontinued and Disposed Operations.

(7) Certain expenses are maintained at the corporate level and not allocated to the segments. These expenses include executive and functional compensation costs, non-service pension costs, non-operating insurance expenses, shared business services and digital and IT overhead costs, deal-related expenses and various administrative expenses relating to the corporate headquarters.

Segment margin and a reconciliation of segment depreciation and amortization to consolidated results follows:

	Years Ended December 31,		
	2024	2023	2022
Segment margins:			
Engineered Products	19.2 %	17.9 %	17.4 %
Clean Energy & Fueling	18.6 %	18.4 %	18.8 %
Imaging & Identification	26.5 %	24.4 %	23.9 %
Pumps & Process Solutions	28.3 %	27.6 %	30.8 %
Climate & Sustainability Technologies	15.9 %	17.2 %	14.6 %
Total segments	21.7 %	21.0 %	21.0 %
Depreciation and amortization:			
Other depreciation and amortization:(8)			
Engineered Products	$ 19,259	$ 22,012	$ 22,571
Clean Energy & Fueling	31,976	30,117	28,815
Imaging & Identification	14,648	15,293	14,185
Pumps & Process Solutions	50,050	46,344	40,839
Climate & Sustainability Technologies	29,139	27,557	26,204
Total other depreciation and amortization	145,072	141,323	132,614
Corporate depreciation and amortization	7,030	6,046	8,144
Depreciation and amortization included in purchase accounting expenses and restructuring and other	185,740	157,677	154,902
Consolidated depreciation and amortization total	$ 337,842	$ 305,046	$ 295,660

(8) Other depreciation and amortization relates to property, plant, and equipment and intangibles, and excludes amounts related to purchase accounting expenses and restructuring and other costs.

(Amounts in thousands except share data and where otherwise indicated)

Selected financial information by segment (continued):

	Years Ended December 31,		
Capital expenditures:	**2024**	**2023**	**2022**
Engineered Products	$ 21,353	$ 17,457	$ 29,885
Clean Energy & Fueling	37,340	25,421	33,489
Imaging & Identification	13,173	11,598	14,695
Pumps & Process Solutions	55,397	60,860	82,817
Climate & Sustainability Technologies	35,445	61,790	41,426
Corporate	4,825	6,280	8,770
Total capital expenditures	$ 167,533	$ 183,406	$ 211,082

Total assets at December 31:	**2024**	**2023**
Engineered Products (9)	$ 1,063,292	$ 1,260,549
Clean Energy & Fueling (10)	3,601,573	3,020,621
Imaging & Identification	1,749,028	1,812,704
Pumps & Process Solutions	2,613,405	2,654,421
Climate & Sustainability Technologies	1,293,132	1,466,141
Corporate (11)	2,188,730	597,637
Total assets from continuing operations	12,509,160	10,812,073
Assets from discontinued operations	—	536,440
Total assets	$ 12,509,160	$ 11,348,513

(9) Engineered Products includes De-Sta-Co assets classified as held for sale at December 31, 2023. See Note 4 — Discontinued and Disposed Operations for additional information.
(10) Increase primarily driven by 2024 acquisitions. See Note 3 — Acquisitions for additional information.
(11) Corporate assets are comprised primarily of cash and cash equivalents. The increase in Corporate assets at December 31, 2024 is driven by the cash proceeds from the disposition of ESG.

	Revenue			Long-Lived Assets (12)	
	Years Ended December 31,			At December 31,	
	2024	**2023**	**2022**	**2024**	**2023**
United States	$ 4,201,427	$ 3,970,828	$ 4,197,423	$ 599,090	$ 570,349
Europe	1,676,209	1,756,999	1,791,806	302,129	321,628
Asia	832,764	923,890	938,699	57,113	59,496
Other Americas	729,709	671,162	653,777	26,431	22,936
Other	305,800	361,597	262,469	3,161	4,063
Consolidated total	$ 7,745,909	$ 7,684,476	$ 7,844,174	$ 987,924	$ 978,472

(12) Long-lived assets are comprised of net property, plant and equipment.

For the years ended December 31, 2024, 2023 and 2022, the U.S. was the largest geographical market for revenue for the Engineered Products, Clean Energy & Fueling, Pumps & Process Solutions, and Climate & Sustainability Technologies segments, and Europe was the largest market for the Imaging & Identification segment.

Revenue is attributed to regions based on the location of the Company's customer, which in some instances is an intermediary and not necessarily the end user. The Company's businesses serve thousands of customers, none of which individually accounted for more than 10% of consolidated revenue.

(Amounts in thousands except share data and where otherwise indicated)

20. Earnings per Share

The following table sets forth a reconciliation of the information used in computing basic and diluted earnings per share:

	Years Ended December 31,		
	2024	2023	2022
Earnings from continuing operations	$ 1,399,968	$ 943,864	$ 989,912
Earnings from discontinued operations, net	1,297,158	112,964	75,464
Net earnings	$ 2,697,126	$ 1,056,828	$ 1,065,376
Basic earnings per common share:			
Earnings from continuing operations	$ 10.16	$ 6.75	$ 6.94
Earnings from discontinued operations, net	$ 9.42	$ 0.81	$ 0.53
Net earnings	$ 19.58	$ 7.56	$ 7.47
Weighted average basic shares outstanding	137,735,000	139,848,000	142,681,000
Diluted earnings per common share:			
Earnings from continuing operations	$ 10.09	$ 6.71	$ 6.89
Earnings from discontinued operations, net	$ 9.35	$ 0.80	$ 0.53
Net earnings	$ 19.45	$ 7.52	$ 7.42
Weighted average shares outstanding	138,696,000	140,599,000	143,595,000

The following table is a reconciliation of the share amounts used in computing earnings per share:

	Years Ended December 31,		
	2024	2023	2022
Weighted average shares outstanding - Basic	137,735,000	139,848,000	142,681,000
Dilutive effect of assumed exercise of SARs and vesting of PSAs and RSUs	961,000	751,000	914,000
Weighted average shares outstanding - Diluted	138,696,000	140,599,000	143,595,000

Diluted earnings per share amounts are computed using the weighted average number of common shares outstanding and, if dilutive, potential common shares outstanding during the period. Potential common shares consist of the incremental common shares issuable upon the exercise of SARs and vesting of PSAs and RSUs, as determined using the treasury stock method. For the years ended December 31, 2024, 2023 and 2022, the weighted average number of anti-dilutive potential common shares excluded from the calculation above totaled 48,000, 48,000 and 21,173, respectively.

21. Stockholders' Equity

Share Repurchases

In November 2020, the Company's Board of Directors approved a standing share repurchase authorization whereby the Company was authorized to repurchase up to 20 million shares beginning on January 1, 2021 through December 31, 2023.

On August 31, 2022, the Company entered into a $500,000 accelerated share repurchase agreement (the "2022 ASR Agreement") with Bank of America N.A. ("Bank of America") to repurchase its shares in an accelerated share repurchase program (the "2022 ASR Program"). The 2022 ASR Program is classified as equity, initially recorded at fair value with no subsequent remeasurement. The Company conducted the 2022 ASR Program under the November 2020 share repurchase authorization. The Company funded the 2022 ASR Program with net proceeds from commercial paper.

Under the terms of the 2022 ASR Agreement, the Company paid Bank of America $500,000 on September 1, 2022 and on that date received initial deliveries of 3,201,025 shares, representing a substantial majority of the shares expected to be retired over the course of the 2022 ASR Program. In December 2022, Bank of America delivered 691,270 additional shares which completed the 2022 ASR Program. During 2022, the Company received a total of 3,892,295 shares upon completion of the 2022 ASR Program. The total number of shares ultimately repurchased under the 2022 ASR Program was based on the volume-weighted average share price of Dover's common stock during the calculation period of the 2022 ASR Program, less a discount, which was $128.46 over the term of the 2022 ASR Program.

(Amounts in thousands except share data and where otherwise indicated)

In August 2023, the Company's Board of Directors approved a standing share repurchase authorization whereby the Company may repurchase up to 20 million shares beginning on January 1, 2024 through December 31, 2026. This share repurchase authorization replaced the November 2020 share repurchase authorization.

On February 29, 2024, the Company entered into a $500,000 accelerated share repurchase agreement (the "2024 ASR Agreement") with Citibank, N.A. ("Citibank") to repurchase its shares in an accelerated share repurchase program (the "2024 ASR Program"). The 2024 ASR Program is classified as equity, initially recorded at fair value with no subsequent remeasurement. The Company conducted the 2024 ASR Program under the current share repurchase authorization. The Company funded the 2024 ASR Program with net proceeds from commercial paper.

Under the terms of the 2024 ASR Agreement, the Company paid Citibank $500,000 on March 1, 2024 and on that date received initial delivery of 2,569,839 shares, representing a substantial majority of the shares expected to be retired over the course of the 2024 ASR Program. In July 2024, Citibank delivered 299,443 additional shares which completed the 2024 ASR Program totaling 2,869,282 repurchased shares. The total number of shares ultimately repurchased under the 2024 ASR Program was based on the volume-weighted average share price of Dover's common stock during the calculation period of the 2024 ASR Program, less a discount, which was $174.26 over the term of the ASR Program.

During the years ended December 31, 2024, and 2023, exclusive of any ASR Programs, there were no share repurchases. During the year ended 2022, exclusive of the 2022 ASR Program, the Company repurchased 641,428 shares of common stock at a total cost of $85,000 or $132.52 per share.

As of December 31, 2024, 17,130,718 shares remain authorized for repurchase under the August 2023 share repurchase authorization.

22. Subsequent Events

On January 17, 2025, the Company completed the acquisition of Cryogenic Machinery Corp. ("Cryo-Mach"), a provider of cryogenic centrifugal pumps, mechanical seals, and accessories, for approximately $32.0 million, subject to post-closing adjustments. Cryo-Mach will be included in the Pumps & Process Solutions segment.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Based on an evaluation under the supervision and with the participation of the Company's management, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures as defined in Rule 13a-15(e) under the Exchange Act were effective as of December 31, 2024 to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Changes in Internal Controls

During the fourth quarter of 2024, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Inherent Limitations Over Internal Controls

The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that:

i.   pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets;

ii. provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the Company's receipts and expenditures are being made only in accordance with authorizations of the Company's management and directors; and

iii. provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Management's report on the effectiveness of the Company's internal control over financial reporting is included in Item 8 of this Form 10-K. Management, including the Company's Chief Executive Officer and Chief Financial Officer, does not expect that the Company's internal controls will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of internal controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Also, any evaluation of the effectiveness of controls in future periods is subject to the risk that those internal controls may become inadequate because of changes in business conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ITEM 9B.   OTHER INFORMATION

    a.   None.

    b.   During the three months ended December 31, 2024, no director or Section 16 officer adopted or terminated any Rule 10b5-1 trading arrangements or non-Rule 10b5-1 trading arrangements as defined in Item 408 of Regulation S-K.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information with respect to the corporate governance matters required to be included pursuant to this Item 10 will be included in the 2025 Proxy Statement that will be filed with the Securities and Exchange Commission pursuant to Rule 14a-6 under the Exchange Act in accordance with applicable SEC deadlines, and is incorporated in this Item 10 by reference.

As set forth below is a list of the members of our Board of Directors as of February 14, 2025.

Deborah L. DeHaas[1,3]
Former Vice Chairman of Deloitte and Managing Partner of the Center for Board Effectiveness

H. John Gilbertson, Jr.[3,4]
Retired Managing Director, Goldman Sachs Group Inc.

Kristiane C. Graham[2,3]
Private Investor

Marc A. Howze[1]
Retired Senior Advisor, Office of the Chairman at Deere & Company

Michael F. Johnston, Lead Independent Director[2,3]
Retired Chief Executive Officer, Visteon Corporation

Michael Manley[2,4]
Chief Executive Officer of AutoNation, Inc.

Danita K. Ostling[1]
Former Partner and Senior Leader at Ernst & Young LLP

Eric A. Spiegel[1,4]
Former President and CEO of Siemens USA

Richard J. Tobin, Chairman of the Board
President and Chief Executive Officer, Dover Corporation

Keith E. Wandell[2,4]
Retired President and Chief Executive Officer, Harley-Davidson, Inc.

[1] Members of Audit Committee
[2] Members of Compensation Committee
[3] Members of Governance & Nominating Committee
[4] Members of Finance Committee

The information with respect to Section 16(a) reporting compliance required to be included in this Item 10 will be included in our 2025 Proxy Statement and is incorporated in this Item 10 by reference.

The Company has adopted a code of ethics that applies to its chief executive officer and senior financial officers. A copy of this code of ethics can be found on our website at www.dovercorporation.com. In the event of any amendment to, or waiver from, the code of ethics, we will publicly disclose the amendment or waiver by posting the information on our website.

ITEM 11. EXECUTIVE COMPENSATION

The information with respect to executive compensation and the compensation committee required to be included pursuant to this Item 11 will be included in our 2025 Proxy Statement and is incorporated in this Item 11 by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

The information regarding security ownership of certain beneficial owners and management that is required to be included pursuant to this Item 12 will be included in our 2025 Proxy Statement and is incorporated in this Item 12 by reference.

Equity Compensation Plans

The Equity Compensation Plan Table below presents information regarding our equity compensation plans at December 31, 2024:

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (1)	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (2)
Equity compensation plans approved by stockholders	2,644,321	$ 119.11	11,141,686
Equity compensation plans not approved by stockholders	—	—	—
Total	2,644,321	$ 119.11	11,141,686

1. Column (a) includes shares issuable pursuant to outstanding stock appreciation rights ("SARs"), restricted stock units ("RSUs") and performance share awards ("PSAs") under the Company's 2021 Omnibus Incentive Plan (the "2021 Plan") and 2012 Equity and Cash Incentive Plan (the "2012 Plan"). PSAs are subject to satisfaction of the applicable performance criteria over a three-year performance period. RSUs and PSAs are not reflected in the weighted exercise price in column (b) as these awards do not have an exercise price.

2. Column (c) consists of shares available for future issuance under the Company's 2021 Plan. Under the 2021 Plan, the Company may grant stock options, SARs, restricted stock, RSUs, PSAs, director shares, or deferred stock units. Under the 2021 Plan, the number of shares available for issuance will be reduced (i) by one share for each share issued pursuant to options or SARs and (ii) by three shares for each share of stock issued pursuant to restricted stock, RSUs, PSAs, director share, or deferred stock unit awards.

As of December 31, 2024, equity securities have been authorized for issuance to employees and/or non-employee directors under the 2021 Plan and its predecessor plan (the "2012 Plan"). Although the 2012 Plan has expired and no further awards may be granted under the Plan, there remain outstanding SARs under the 2012 Plan, which are reflected in Column (a) of the table.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information with respect to any director independence, related party transaction policies and any reportable transaction, business relationship, or indebtedness between the Company and the beneficial owners of more than 5% of the Common Stock, the directors or nominees for director of the Company, the executive officers of the Company, or the members of the immediate families of such individuals that are required to be included pursuant to this Item 13 will be included in the 2025 Proxy Statement and is incorporated in this Item 13 by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information with respect to the Company's relationship with its independent registered public accounting firm and fees paid thereto required to be included pursuant to this Item 14 will be included in the 2025 Proxy Statement and is incorporated in this Item 14 by reference.

The information with respect to audit committee pre-approval policies and procedures required to be included pursuant to this Item 14 will be included in the 2025 Proxy Statement and is incorporated in this Item 14 by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

a) The following documents are filed as part of this report:

(1) Financial Statements. The financial statements are set forth under "Item 8. Financial Statements and Supplementary Data" of this Form 10-K.

(2) Schedules. All schedules have been omitted because they are not required, are not applicable or the required information is included in the financial statements or the notes thereto.

(3) Exhibits. The exhibits below are filed or incorporated by reference as part of this Form 10-K. The exhibits will be filed with the SEC but will not be included in the printed version of the Annual Report to Shareholders.

EXHIBIT INDEX

(2.1)	Transaction Agreement, dated as of July 21, 2024, by and between Dover Corporation and Terex Corporation, filed as Exhibit 2.1 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2024 (SEC File No. 001-04018), is incorporated by reference. + **
(2.2)	First Amendment to Transaction Agreement, by and between Dover Corporation and Terex Corporation, dated as of October 8, 2024, filed as Exhibit 2.2 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2024 (SEC File No. 001-04018), is incorporated by reference. **
(3)(i)	Sixth Restated Certificate of Incorporation of the Company, filed as Exhibit 3.1 to the Company's Current Report on Form 8-K filed May 8, 2024 (SEC File No. 001-04018), is incorporated by reference.
(3)(ii)	Amended and Restated By-Laws of the Company, effective as of February 10, 2023, filed as Exhibit 3.1 to the Company's Current Report on Form 8-K filed on February 16, 2023 (SEC File No. 001-04018), are incorporated by reference.
(4.1)	Indenture, dated as of June 8, 1998 between the Company and The First National Bank Chicago, as trustee, filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed June 12, 1998 (SEC File No. 001-04018), is incorporated by reference.
(4.2)	Form of 6.65% Debentures due June 1, 2028 ($200,000,000 aggregate principal amount), filed as Exhibit 4.4 to the Company's Current Report on Form 8-K filed June 12, 1998 (SEC File No. 001-04018), is incorporated by reference.
(4.3)	Indenture, dated as of February 8, 2001 between the Company and BankOne Trust Company, N.A., as trustee, filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed February 13, 2001 (SEC File No. 001-04018), is incorporated by reference.
(4.4)	First Supplemental Indenture, dated as of October 13, 2005, among the Company, J.P. Morgan Trust Company, National Association, as original trustee, and The Bank of New York, as trustee, filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed October 13, 2005 (SEC File No. 001-04018), is incorporated by reference.
(4.5)	Form of 5.375% Debentures due October 15, 2035 ($300,000,000 aggregate principal amount), filed as Exhibit 4.3 to the Company's Current Report on Form 8-K filed October 13, 2005 (SEC File No. 001-04018), is incorporated by reference.
(4.6)	Second Supplemental Indenture, dated as of March 14, 2008, between the Company and The Bank of New York, as trustee, filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed March 14, 2008 (SEC File No. 001-04018), is incorporated by reference.
(4.7)	Form of Global Note representing 6.60% Notes due March 15, 2038 ($250,000,000 aggregate principal amount), filed as Exhibit 4.3 to the Company's Current Report on Form 8-K filed March 14, 2008 (SEC File No. 001-04018), is incorporated by reference.
(4.8)	Third Supplemental Indenture, dated as of February 22, 2011, between the Company and The Bank of New York Mellon, as trustee, filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed February 22, 2011 (SEC File No. 001-04018), is incorporated by reference.
(4.9)	Form of 5.375% Notes due March 1, 2041 ($350,000,000 aggregate principal amount), filed as Exhibit 4.3 to the Company's Current Report on Form 8-K filed February 22, 2011 (SEC File No. 001-04018), is incorporated by reference.

(4.10)	Fourth Supplemental Indenture, dated as of December 2, 2013, between the Company and The Bank of New York Mellon, as trustee and The Bank of New York Mellon, London Branch, as paying agent, filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed December 3, 2013 (SEC File No. 001-04018), is incorporated by reference.
(4.11)	Fifth Supplemental Indenture, dated as of November 3, 2015, between the Company and J.P. Morgan Trust Company National Association, as trustee, filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed on November 3, 2015 (SEC File No. 001-04018), is incorporated by reference.
(4.12)	Form of Global Note representing the 3.150% Notes due 2025 ($400,000,000 aggregate principal amount) (included as Exhibit A to the Fifth Supplemental Indenture), filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed on November 3, 2015 (SEC File No. 001-04018), is incorporated by reference.
(4.13)	Sixth Supplemental Indenture, dated as of November 9, 2016, between the Company and J.P. Morgan Trust Company National Association, as trustee, filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed on November 9, 2016 (SEC File No. 001-04018), is incorporated by reference.
(4.14)	Form of Global Note representing the 1.250% Notes due 2026 (€600,000,000 aggregate principal amount) (included as Exhibit A to the Sixth Supplemental Indenture), filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed on November 9, 2016 (SEC File No. 001-04018), is incorporated by reference.
(4.15)	Seventh Supplemental Indenture, dated as of November 4, 2019, between the Company and the Bank of New York Mellon, filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed on November 4, 2019 (SEC File No. 001-04018), is incorporated by reference.
(4.16)	Form of Global Note representing the 0.750% Notes due 2027 (€500,000,000 aggregate principal amount) (included as Exhibit A to the Seventh Supplemental Indenture), filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed on November 4, 2019 (SEC File No. 001-04018), is incorporated by reference.
(4.17)	Eighth Supplemental Indenture, dated as of November 4, 2019, between the Company and the Bank of New York Mellon, as trustee, filed as Exhibit 4.3 to the Company's Current Report on Form 8-K filed on November 4, 2019 (SEC File No. 001-04018), is incorporated by reference.
(4.18)	Form of Global Note representing the 2.950% Notes due 2029 ($300,000,000 aggregate principal amount) (included as Exhibit A to the Eighth Supplemental Indenture), filed as Exhibit 4.3 to the Company's Current Report on Form 8-K filed on November 4, 2019 (SEC File No. 001-04018), is incorporated by reference.
(4.19)	Description of Dover Corporation's securities registered pursuant to Section 12 of the Exchange Act, filed as Exhibit 4.19 to the Company's Annual Report on Form 10-K for the year ended December 31, 2019 (SEC File No. 001-04018), is incorporated by reference.
	The Company agrees to furnish to the Securities and Exchange Commission upon request, a copy of any instrument with respect to long-term debt under which the total amount of securities authorized does not exceed 10 percent of the total consolidated assets of the Company.
(10.1)	Five-Year Credit Agreement dated as of April 6, 2023 among Dover Corporation, the Lenders party thereto, the Issuing Banks party thereto, the Borrowing Subsidiaries party thereto from time to time and JPMorgan Chase Bank, N.A. as Administrative Agent, filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed April 11, 2023 (SEC File No. 001-04018), is incorporated by reference.
(10.2)	First Amendment, dated as of April 4, 2024, to Five-Year Credit Agreement dated as of April 6, 2023 among Dover Corporation, the Lenders party thereto, the Issuing Banks party thereto, the Borrowing Subsidiaries party thereto from time to time and JPMorgan Chase Bank, N.A. as Administrative Agent, filed as Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2024 (SEC File No. 001-04018), is incorporated by reference.
(10.3)	364-Day Credit Agreement dated as of April 4, 2024 among Dover Corporation, the Lenders party thereto, the Borrowing Subsidiaries party thereto from time to time and JPMorgan Chase Bank, N.A. as Administrative Agent, filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2024 (SEC File No. 001-04018), is incorporated by reference.
(10.4)	Tax Matters Agreement, dated May 9, 2018, by and between Dover Corporation and Apergy Corporation, filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed May 11, 2018 (SEC File No. 001-04018), is incorporated by reference.
(10.5)	Dover Corporation Executive Officer Annual Incentive Plan, as amended and restated as of January 1, 2009, filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed May 13, 2009 (SEC File No. 001-04018), is incorporated by reference.*
(10.6)	First Amendment to the Dover Corporation Executive Officer Annual Incentive Plan, as amended November 14, 2019, filed as Exhibit 10.3 to the Company's Annual Report on Form 10-K for the year ended December 31, 2019 (SEC File No. 001-04018), is incorporated by reference.*

(10.7)	Dover Corporation Deferred Compensation Plan, as amended and restated as of September 21, 2020, filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2020 (SEC File No. 001-04018), is incorporated by reference.*
(10.8)	First Amendment, dated as of November 23, 2021, to the Dover Corporation Deferred Compensation Plan, filed as Exhibit 10.6 to the Company's Annual Report on Form 10-K for the year ended December 31, 2022 (SEC File No. 001-04018), is incorporated by reference.*
(10.9)	Dover Corporation Pension Replacement Plan (formerly the Supplemental Executive Retirement Plan), as amended and restated as of January 1, 2010, filed as Exhibit 10.11 to the Company's Annual Report on Form 10-K for the year ended December 31, 2009 (SEC File No. 001-04018), is incorporated by reference.*
(10.10)	First Amendment to the Dover Corporation Pension Replacement Plan, as amended and restated as of January 1, 2010, filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2013 (SEC File No. 001-04018), is incorporated by reference.*
(10.11)	Second Amendment, dated as of November 28, 2016, to the Dover Corporation Pension Replacement Plan, as amended and restated as of January 1, 2010, filed as Exhibit 10.19 to the Company's Annual Report on Form 10-K for the period ended December 31, 2016 (SEC File No. 001-04018), is incorporated by reference.*
(10.12)	Third Amendment, dated as of May 8, 2018, to the Dover Corporation Pension Replacement Plan, as amended and restated as of January 1, 2010, filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2018 (SEC File No. 001-04018), is incorporated by reference.*
(10.13)	Dover Corporation Executive Severance Plan (as amended and restated effective August 5, 2021), filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed August 11, 2021 (SEC File No. 001-04018) is incorporated by reference.*
(10.14)	Dover Corporation Senior Executive Change-in-Control Severance Plan (as amended and restated effective August 5, 2021), filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed August 11, 2021 (SEC File No. 001-04018) is incorporated by reference.*
(10.15)	Dover Corporation 2012 Equity and Cash Incentive Plan, effective as of May 3, 2012, filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2012 (SEC File No. 001-04018), is incorporated by reference.*
(10.16)	Amendment No. 1 to the Dover Corporation 2012 Equity and Cash Incentive Plan, filed as Exhibit 10.25 to the Company's Annual Report on Form 10-K for the year ended December 31, 2013 (SEC File No. 001-04018), is incorporated by reference.*
(10.17)	Amendment No. 2, adopted and effective as of August 6, 2014, to the Dover Corporation 2012 Equity and Cash Incentive Plan, filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2014 (SEC File No. 001-04018), is incorporated by reference.*
(10.18)	Amendment Number 3, adopted and effective as of February 12, 2021, to the Dover Corporation 2012 Equity and Cash Incentive Plan, filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2021 (SEC File No. 001-04018), is incorporated by reference.*
(10.19)	Form of award grant letter for SSAR grants made under the Dover Corporation 2012 Equity and Cash Incentive Plan, filed as Exhibit 10.25 to the Company's Annual Report on Form 10-K for the period ended December 31, 2014 (SEC File No. 001-04018), is incorporated by reference.*
(10.20)	Form of award grant letter for SSAR grants made under the Dover Corporation 2012 Equity and Cash Incentive Plan, filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2016 (SEC File No. 001-04018), is incorporated by reference.*
(10.21)	Form of award grant letter for SSAR grants made under the Dover Corporation 2012 Equity and Cash Incentive Plan, filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2017 (SEC File No. 001-04018), is incorporated by reference.*
(10.22)	Form of award grant letter for SSAR grants made under the Dover Corporation 2012 Equity and Cash Incentive Plan, filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2018 (SEC File No. 001-04018), is incorporated by reference.*
(10.23)	Form of award grant letter for SSAR grants made under the Dover Corporation 2012 Equity and Cash Incentive Plan, filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2019 (SEC File No. 001-04019), is incorporated by reference.*
(10.24)	Form of award grant letter for SSAR grants made under the Dover Corporation 2012 Equity and Cash Incentive Plan, filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2020 (SEC File No. 001-04019), is incorporated by reference.*
(10.25)	Form of 2021 award grant letter for SSAR grants made under the Dover Corporation 2012 Equity and Cash Incentive Plan filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2021 (SEC File No. 001-04018), is incorporated by reference.*

(10.26)	Dover Corporation 2021 Omnibus Incentive Plan, filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed May 10, 2021 (SEC File No. 001-04018), is incorporated by reference.*
(10.27)	Form of 2021 award grant letter for RSU awards made under the Dover Corporation 2021 Omnibus Incentive Plan.filed as Exhibit 10.41 to the Company's Annual Report on Form 10-K for the year ended December 31, 2021 (SEC File No. 001-04018), is incorporated by reference.*
(10.28)	Form of 2022 award grant letter for SSAR grants made under the Dover Corporation 2021 Omnibus Incentive Plan filed as Exhibit 10.43 to the Company's Annual Report on Form 10-K for the year ended December 31, 2021 (SEC File No. 001-04018), is incorporated by reference.*
(10.29)	Form of 2022 award grant letter for RSU awards made under the Dover Corporation 2021 Omnibus Incentive Plan filed as Exhibit 10.44 to the Company's Annual Report on Form 10-K for the year ended December 31, 2021 (SEC File No. 001-04018), is incorporated by reference.*
(10.30)	Form of 2022 award grant letter for performance share awards made under the Dover Corporation 2021 Omnibus Incentive Plan filed as Exhibit 10.46 to the Company's Annual Report on Form 10-K for the year ended December 31, 2021 (SEC File No. 001-04018), is incorporated by reference.*
(10.31)	Form of 2023 award grant letter for SSAR grants made under the Dover Corporation 2021 Omnibus Incentive Plan filed as Exhibit 10.37 to the Company's Annual Report on Form 10-K for the year ended December 31, 2022 (SEC File No. 001-04018), is incorporated by reference.*
(10.32)	Form of 2023 award grant letter for RSU awards made under the Dover Corporation 2021 Omnibus Incentive Plan filed as Exhibit 10.38 to the Company's Annual Report on Form 10-K for the year ended December 31, 2022 (SEC File No. 001-04018), is incorporated by reference.*
(10.33)	Form of 2023 award grant letter for performance share awards made under the Dover Corporation 2021 Omnibus Incentive Plan filed as Exhibit 10.39 to the Company's Annual Report on Form 10-K for the year ended December 31, 2022 (SEC File No. 001-04018), is incorporated by reference.*
(10.34)	Form of 2024 award grant letter for SSAR grants made under the Dover Corporation 2021 Omnibus Incentive Plan filed as Exhibit 10.38 to the Company's Annual Report on Form 10-K for the year ended December 31, 2023 (SEC File No. 001-04018), is incorporated by reference.*
(10.35)	Form of 2024 award grant letter for RSU awards made under the Dover Corporation 2021 Omnibus Incentive Plan filed as Exhibit 10.39 to the Company's Annual Report on Form 10-K for the year ended December 31, 2023 (SEC File No. 001-04018), is incorporated by reference.*
(10.36)	Form of 2024 award grant letter for performance share awards made under the Dover Corporation 2021 Omnibus Incentive Plan, filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2024 (SEC File No. 001-04018), is incorporated by reference.*
(10.37)	Form of 2025 award grant letter for SSAR grants made under the Dover Corporation 2021 Omnibus Incentive Plan*(1)
(10.38)	Form of 2025 award grant letter for RSU awards made under the Dover Corporation 2021 Omnibus Incentive Plan*(1)
(10.39)	Form of 2025 award grant letter for performance share awards made under the Dover Corporation 2021 Omnibus Incentive Plan *(1)
(10.40)	Employment Agreement of Richard J. Tobin dated March 16, 2018, filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed March 20, 2018 (SEC File No. 001-04018), is incorporated by reference.*
(10.41)	Amendment to Employment Agreement of Richard J. Tobin, dated as of February 19, 2021, filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed February 19, 2021 (SEC File No. 001-04018), is incorporated by reference.*
(10.42)	Amendment to Employment Agreement of Richard J. Tobin, dated as of March 5, 2024, filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2024 (SEC File No. 001-04018), is incorporated by reference.*
(19)	Insider trading policies and procedures (1)
(21)	Subsidiaries of Dover. (1)
(23)	Consent of Independent Registered Public Accounting Firm. (1)
(24)	Power of Attorney (included in signature page). (1)
(31.1)	Certification pursuant to Rule 13a-14 of the Securities and Exchange Act of 1934, as amended, signed and dated by Christopher B. Woenker. (1)
(31.2)	Certification pursuant to Rule 13a-14 of the Securities and Exchange Act of 1934, as amended, signed and dated by Richard J. Tobin. (1)

(32)	Certification pursuant to 18 U.S.C. Section 1350, signed and dated by Richard J. Tobin and Christopher B. Woenker. (1)
(97.1)	Dover Corporation Clawback Policy, filed as Exhibit 97.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2023 (SEC File No. 001-04018), is incorporated by reference.
(101)	The following materials from Dover Corporation's Annual Report on Form 10-K for the year ended December 31, 2024 formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) Consolidated Statements of Earnings, (ii) Consolidated Statements of Comprehensive Earnings (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Stockholders' Equity, (v) Consolidated Statements of Cash Flows, and (vi) Notes to the Consolidated Financial Statements. (1)
(104)	Cover Page formatted in Inline XBRL and contained in Exhibit 101. (1)

     *   Executive compensation plan or arrangement.

   **   Certain schedules, annexes or exhibits have been omitted pursuant to Item601(a)(5) of Regulation S-K, but will be furnished supplementally to the SEC upon request.

    +   Portions of Exhibit 2.1 have been redacted in accordance with Item 601(b)(2)(ii) of Regulation S-K.

  (1)   Filed herewith.

ITEM 16. FORM 10-K SUMMARY

None.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

DOVER CORPORATION

/s/ Richard J. Tobin

Richard J. Tobin
President and Chief Executive Officer

Date: February 14, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated. Each of the undersigned, being a director or officer of Dover Corporation (the "Company"), hereby constitutes and appoints Richard J. Tobin, Christopher B. Woenker and Ivonne M. Cabrera and each of them (with full power to each of them to act alone), his or her true and lawful attorney-in-fact and agent for him or her and in his or her name, place and stead in any and all capacities, to sign the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024 under the Securities Exchange Act of 1934, as amended, and any and all amendments thereto, and to file the same with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission and any other appropriate authority, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing required and necessary to be done in and about the premises in order to effectuate the same as fully to all intents and purposes as he or she might or could do if personally present, hereby ratifying and confirming all that such attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.

Signature	Title	Date
/s/ Richard J. Tobin Richard J. Tobin	Chairman, Chief Executive Officer and President	February 14, 2025
/s/ Christopher B. Woenker Christopher B. Woenker	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	February 14, 2025
/s/ Ryan W. Paulson Ryan W. Paulson	Vice President, Controller (Principal Accounting Officer)	February 14, 2025
/s/ Deborah L. DeHaas Deborah L. DeHaas	Director	February 14, 2025
/s/ H. John Gilbertson, Jr. H. John Gilbertson, Jr.	Director	February 14, 2025
/s/ Kristiane C. Graham Kristiane C. Graham	Director	February 14, 2025

Signature	Title	Date
/s/ Marc A. Howze Marc A. Howze	Director	February 14, 2025
/s/ Michael F. Johnston Michael F. Johnston	Lead Independent Director	February 14, 2025
/s/ Michael Manley Michael Manley	Director	February 14, 2025
/s/ Danita K. Ostling Danita K. Ostling	Director	February 14, 2025
/s/ Eric A. Spiegel Eric A. Spiegel	Director	February 14, 2025
/s/ Keith E. Wandell Keith E. Wandell	Director	February 14, 2025

Board of Directors

Deborah L. DeHaas [1,3]
Former Vice Chairman of Deloitte and Managing Partner of the Center for Board Effectiveness

H. John Gilbertson Jr. [3,4]
Retired Managing Director, Goldman Sachs Group Inc.

Kristiane C. Graham [2,3]
Private Investor

Marc A. Howze [1]
Former Group President and Chief Administrative Officer at Deere & Company

Michael F. Johnston [2,3]
Lead Independent Director, Dover Corporation; Former Chief Executive Officer, Visteon Corporation

Michael Manley [2,4]
Chief Executive Officer, AutoNation, Inc.

Danita K. Ostling [1]
Former Partner and Senior Leader at Ernst & Young LLP

Eric A. Spiegel [1,4]
Former President & Chief Executive Officer, Siemens USA

Richard J. Tobin
Chairman of the Board, President & Chief Executive Officer, Dover Corporation

Keith E. Wandell [2,4]
Former President & Chief Executive Officer, Harley-Davidson, Inc.

Committees

[1] Members of Audit Committee   [2] Members of Compensation Committee   [3] Members of Governance & Nominating Committee   [4] Members of Finance Committee

Management Team

Richard J. Tobin
Chairman of the Board, President & Chief Executive Officer

Ivonne M. Cabrera
Senior Vice President, General Counsel & Secretary

Girish Juneja
Senior Vice President & Chief Digital Officer

Christopher B. Woenker
Senior Vice President & Chief Financial Officer

Jeffrey C. Yehle
Senior Vice President & Chief Human Resources Officer

James M. Moran
Vice President, Treasurer

Ryan W. Paulson
Vice President & Controller

Shareholder Information

Investor Inquiries and Corporate News:
For quarterly earnings releases, information on conference calls and webcasts, press releases, annual reports, SEC filings including our Form 10-K, acquisitions, supplemental financial disclosure, and all other corporate news releases, please visit our website at: dovercorporation.com.

Dividends:
Quarterly dividends on Dover Corporation common stock are typically paid on or about the 15th of March, June, September and December. Dover has paid an increased dividend each year since 1955.

Dover's Ticker Symbol:
Dover's ticker symbol is DOV. The stock trades on the New York Stock Exchange and is one of the corporations listed in the S&P 500.

Independent Accountants:
PricewaterhouseCoopers LLP
Chicago, IL

Executive Offices:
Dover Corporation
3005 Highland Parkway
Downers Grove, IL 60515
(630) 541-1540
Visit us on the web at: dovercorporation.com

This report (including financial statements and financial statement schedules) will be provided free of charge upon written request to Investor Relations at the above address.

Annual Shareholders Meeting:
Friday, May 2, 2025
9:00 a.m. Central Time
The Post Oak Hotel at Uptown Houston
1600 West Loop South
Houston, TX 77027

Shareholder Services:
For help with any of the following, please contact:

Computershare Shareowner Services:
- Address changes
- Direct deposit of dividends
- Dividend reinvestment
- Lost dividend checks
- Lost stock certificates
- Name changes
- Shareholder records
- Stock transfers
- IRS Form 1099

Computershare Shareowner Services can be reached at the following address:

By Regular Mail:
Computershare Investor Services
P.O. Box 43006
Providence RI 02940-3006
United States

By Overnight Delivery:
Computershare Investor Services
150 Royall St., Suite 101
Canton, MA 02021
United States

Toll Free:
(888) 567-8341

Toll:
+1 (201) 680-6578

computershare.com/investor



Since 1955 | Redefining what's possible

Dover Corporation
3005 Highland Parkway
Downers Grove, IL 60515

dovercorporation.com